Form 10-K, Exhibit 13
period 1996-06-01
MORRISON HEALTH CARE INC
filed 1996-08-29
CIK 1007507

Morrison Health Care, Inc. and Subsidiaries
Selected Financial Data

The following table summarizes certain selected financial information with respect to Morrison Health Care, Inc. (MHCI) and is derived from the Financial Statements of MHCI. The Financial Statements of MHCI are presented as if MHCI had been a separate entity for fiscal years 1996, 1995, 1994, 1993 and 1992. The statements of income data for the years ended June 1, 1996, June 3, 1995, June 4, 1994 and June 5, 1993, and the balance sheet data as of June 1, 1996, June 3, 1995 and June 4, 1994 are derived from the Audited Financial Statements of MHCI. The statement of income data for the year ended June 6, 1992, and the balance sheet data as of June 5, 1993 and June 6, 1992 are derived from the Unaudited Financial Statements of MHCI and, in the opinion of management, include all adjustments consisting of normal recurring accruals, which MHCI considers necessary for a fair representation of the financial position and the results of operations for these periods. The financial information presented below may not be indicative of MHCI's future performance as an independent company. The information set forth below should be read in conjunction with "MHCI Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of MHCI and notes thereto and the Unaudited Pro Forma Financial Information of MHCI included in Note 2 of the Notes to Consolidated Financial Statements. Weighted average shares for 1996 are determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share and dividend data have not been presented for fiscal year 1995, 1994, 1993 and 1992 as MHCI was not a publicly held company prior to March, 1996.

     Fiscal years 1994, 1993 and 1992 information includes the results of B&I operations which were sold in fiscal year 1995. Income Before Cumulative Effect of Accounting Changes for Fiscal year 1995 includes an after tax gain of $25.8 million from the sale of the B&I operations. See Note 3 of the Notes to Consolidated Financial Statements for more information on the sale of B&I.

                                                              Fiscal Year
(In thousands, except per share data)       1996      1995      1994      1993      1992
  Consolidated statements of income data:
  Revenues                              $219,995  $225,392  $461,780  $430,145  $399,634
  Income before provision for income
    taxes and cumulative effect of
    accounting changes                  $ 16,011  $ 65,295  $ 21,588  $ 18,122  $ 15,620
  Provision for federal and state
    income taxes                           6,731    28,469     8,351     6,980     6,014
  Income before cumulative effect
    of accounting changes                  9,280    36,826    13,237    11,142     9,606
  Cumulative effect of accounting
    changes:
      Postretirement benefits                  0         0         0      (640)        0
      Income taxes                             0         0         0       426         0
Net income                              $  9,280  $ 36,826  $ 13,237  $ 10,928  $  9,606

Earnings per common and common
      equivalent share                  $   0.79
Weighted average common and common
      equivalent shares                   11,724

All fiscal years are composed of 52 weeks except 1992 which contains 53 weeks.


Consolidated balance sheet data:
  Total assets                         $  62,543  $ 70,422  $107,942  $109,434  $106,043
  Long-term debt                       $  20,034  $ 19,245  $  3,128  $  4,686  $ 13,051
  Stockholders' equity                 $   4,716  $  9,015  $ 51,164  $ 56,807  $ 55,080
  Working capital                      $  10,119  $ 14,712  $ 11,217  $ 21,524  $ 27,493
  Current ratio                            1.4:1     1.6:1     1.3:1     1.6:1     1.9:1

Dividends for the fourth quarter of fiscal year 1996 were $0.205 per share.



MORRISON HEALTH CARE, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the business information and the Financial Statements and related notes found on pages 24 to 39.


RESULTS OF OPERATIONS

Effects of Distribution on Results of Operations

Effective March 9, 1996, Morrison Health Care, Inc. (MHCI) was spun off (the Distribution) from Morrison Restaurants Inc. (MRI) becoming an independent corporation trading under the symbol MHI
on the New York Stock Exchange.   Management believes that the
Distribution, see Note 2 of the Notes to Consolidated Financial Statements, will have a material impact on the results of operations due to the added separate company costs that will be incurred by MHCI. The estimated effect of the Distribution on the results of operations of MHCI for the fiscal years ending June 1, 1996 and June 3, 1995 are presented in the Unaudited Pro Forma Financial Information on pages 30 and 31. Such pro forma financial information is presented as if the Distribution had been effective as of the dates indicated.

1996 Compared To 1995

Because Management believes that the Distribution will have a material impact on the results of operations due to the added separate company costs that will be incurred, the following discussion is based on Unaudited Pro Forma Financial Information.

Overview

Fiscal 1996 was a transitional year for MHCI due to the Company's spin-off from Morrison Restaurants Inc. This new independence allows the Company's Management to concentrate on its own resources and core competencies, health care food and nutrition services. The Company is now able to specifically focus on its own customers, employees and shareholders. Fiscal 1996 was important as Management took the opportunity to restructure its sales force. As a result, the Company's earnings were negatively impacted; however, positive results are noticeable in the increase of sales activity.

     MHCI is the only national, publicly held company which specializes exclusively in health care food and nutrition services. MHCI's client base includes some of the largest and most prestigious hospitals in the country.

     In the third quarter of fiscal year 1996, MHCI incurred charges of $2.1 million consisting primarily of estimated professional and other fees incurred in connection with the Distribution ($1.4 million), relocation costs for personnel moving in connection with the Distribution ($0.5 million) and miscellaneous other asset write-offs ($0.2 million).

Revenue

While actual services performed are the same, revenue recognition varies by type of contract based on the expenses and payroll paid by MHCI. In a management fee account, revenue, in addition to the fee, is recognized only when the Company pays expenses or employees are on the Company's payroll. In a profit and loss account where MHCI assumes the risk of profit or loss for the foodservice operation, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors. Because of the difference between the amount of revenue that is reported for the fee account, where MHCI pays all or part of the cost, and the account where no cost is paid, it is Management's opinion that Managed Volume is a better measure of performance. Managed Volume is defined as MHCI revenue, as reported, plus client paid cost. Managed Volume increased 7% in fiscal year 1996 when compared to fiscal year 1995. This increase is due to growth in existing units and opening accounts with larger Managed Volume than those that were closed.

     Revenue decreased $5.4 million or 2.4% in 1996 as compared to 1995. The decrease in revenue was due to the net decrease of accounts during 1996. In addition to loss of accounts, several accounts converted from MHCI paying for food, payroll and other costs to directly paying for these costs themselves.

     To address lower sales of new accounts, the sales team was expanded and new sales positions were created. The new sales organization allows expanded focus on prospecting while continuing to grow existing relationships with current accounts.

Gross Profit

Gross profit, revenue less operating expenses, increased $1.4 million or 3.7% for 1996. The increase in gross profit is attributed to continuing emphasis on food and labor cost reductions.

Selling, General and Administrative

Selling, general and administrative expenses increased as a percentage of revenue due to the addition of a regional team, the expansion of the sales force and the relocation of corporate headquarters.

Interest Expense, net

Interest expense increased due to increased debt. The increased debt resulted from the allocation of MRI's debt in connection with the Distribution.

Federal and State Income Taxes

The combined federal and state effective tax rate decreased to 42.1% in 1996, from 43.6% in 1995. The higher effective rate in fiscal year 1995 was due to the nondeductibility of acquired goodwill disposed of in connection with the divestiture of the B&I accounts.

1995 Compared To 1994

Overview

On August 8, 1994, MHCI sold certain B&I contracts and assets to Gardner Merchant Food Services, Inc., a wholly owned subsidiary of Gardner Merchant Ltd., for $100 million in cash. B&I accounts not sold were subsequently closed. The sale, net of related transaction expenses and closing costs of approximately $11.1 million, resulted in a net pretax gain of $46.8 million. This sale had a material impact on the amount of reported income from continuing operations for fiscal 1995.

Revenue

Due to the sale of the B&I contracts and assets, revenue decreased 51.2% from 1994. Excluding 1994 B&I revenue of $250.7 million, the revenue increase was 6.8%. This increase reflects the addition of larger accounts to MHCI's customer base and a net addition of accounts as compared to 1994.

Operating Profits

Operating profits excluding the $46.8 million gain on the sale of B&I decreased 14.2% for 1995. Excluding 1994 B&I operating profit of $6.3 million, operating profit increased 21.1% due to increased revenue and a 1.4% operating margin increase. Because of the sale of B&I, the client mix changed in 1995 resulting in a larger number of clients that pay for food, payroll and other costs directly rather than indirectly through MHCI. During the year, MHCI implemented food cost control programs aimed at increased food preparation efficiency and waste reduction, coupled with higher value-added menu offerings. Payroll costs also decreased due to improved experience for health and workers' compensation claims and a change in vacation policy. Selling, general and administrative expenses increased to 8.4% of revenues from 6.4% in fiscal 1994 due to increased spending. The changes discussed above resulted in the improved margin.

     MHCI's pre-distribution interest income results from an allocation of MRI's interest income based on MHCI's cash flow. The combined federal and state effective tax rate increased to 43.6% in 1995 from 38.7% in 1994 due to the nondeductibility for tax of acquired goodwill disposed of in connection with the divestiture of the B&I accounts.


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow, Capital Expenditures and Financing

As part of the Distribution MRI allocated $27.0 million of its March 2, 1996 debt balance to MHCI. MHCI refinanced $20 million of the debt on a long-term basis with a term note and obtained lines of credit to provide cash for working capital needs and funds to support the Company's growth. During fiscal year 1996, interest costs increased due to allocated debt in connection with the spin-off and lines of credit secured as an independent entity.

     Due to the nature of its contract foodservice business, MHCI is able to maintain a relatively steady cash flow. Cash flow from operations has historically financed MHCI's capital investments. MHCI plans for controlled expansion over the next several years, and anticipates that cash flow from operations plus utilization of the existing lines of credit will be sufficient to provide for this expansion.

     To finance its activities, MHCI has obtained a $50 million, five-year credit facility from various financial institutions.
Of the total facility, $30 million is revolving lines of credit. The Company has $2.5 million of borrowings outstanding under the terms of these lines of credit at June 1, 1996, classified as short-term borrowings. The remaining $20 million of the credit facility is a five-year term note which will be repaid in quarterly installments of $1.25 million beginning June 30, 1997. The credit facility provides for certain restrictions on incurring additional indebtedness and contains certain funded debt, net worth and fixed charge coverage requirements. At June 1, 1996, retained earnings in the amount of $86,000 were available for cash dividends and stock repurchases under the debt restrictions.

     In the event that the Company requires funds for day-to-day operating activities, it has obtained additional lines of credit which will allow borrowing up to $5 million. The Company had $4.3 million of borrowings outstanding under this agreement at June 1, 1996, classified by the Company as short-term debt.

     The Company entered into an interest rate swap agreement to control its interest costs. This swap agreement effectively limits the interest rate to a maximum of 6.7% per annum for the period of the term note.

     Trade accounts receivable make up the majority of MHCI's total current assets. Historically, the average days outstanding in trade accounts receivable is less than one month and bad debt expense has been minimal.

     MHCI requires capital principally for new accounts, equipment replacement and remodeling of existing accounts. Cash provided by operating activities approximated $12.4 million for fiscal year 1996. Capital expenditures and client investments were approximately $2.2 million and $760,000, respectively, for the same period. Capital expenditures and client investments are anticipated to total $5.0 million in fiscal 1997. MHCI plans to finance this amount primarily through internally generated funds. See "Special Note Regarding Forward-Looking Information."


Working Capital

Working capital and the current ratio as of June 1, 1996 were $10.1 million and 1.4:1, respectively.

Dividends

MHCI paid approximately $2.4 million in cash dividends to stockholders in the fourth quarter of 1996. The Company plans to pay annual dividends of approximately $9.6 million in the next fiscal year. See "Special Note Regarding Forward-Looking
Information."

Deferred Tax Assets

The recognition of deferred tax assets depends on the anticipated existence of taxable income in future periods in amounts sufficient to realize the assets. A valuation allowance must be provided for the deferred tax asset if such future income is not likely to be generated. Management believes that future taxable income should be sufficient to realize all of MHCI's deferred tax assets based on historical earnings of MHCI; therefore, a valuation allowance has not been established.

Income Taxes

MHCI had a short tax year due to its spin-off from MRI. Income taxes are typically paid ratably during the year through estimated income tax payments. However, as no estimated tax payments were required to be made during the short tax year, the Company will have a cash outlay during the first quarter of fiscal year 1997 for 1996 income taxes. Cash outlay for income taxes in fiscal year 1997 is expected to exceed 1997 income tax expense.

Employee Stock Purchase Plan

Consistent with the purpose of enhancing the equity-based incentive compensation of its employees, the Company intends to cause its Salary Deferral Plan to hold at least 3% of its outstanding shares of common stock. The Plan expects to acquire shares from MHCI directly, in exchange for a promissory note to be repaid over a period of up to ten years. See "Special Note Regarding Forward-Looking Information."


KNOWN EVENTS, UNCERTAINTIES AND TRENDS

New Accounting Standards

In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121). FAS 121 establishes accounting standards that require an entity to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value less cost
to sell.   The Company adopted FAS 121 in 1996.  Such adoption
did not have a material impact on the Company's financial position or results of operations.

Impact of Inflation

In the past, MHCI has been able to recover inflationary cost increases through increased productivity, menu changes and contract inflation adjustments. There have been and there may be in the future, delays in contract inflation adjustments and competitive pressures which limit MHCI's ability to recover such cost increases in their entirety. At present, Congress is pursuing a minimum wage price increase which may negatively impact the Company's payroll costs in the short-term, but which management feels they can negate in the long-term through increased efficiencies in its operations and possibly job credit programs also being pursued by Congress. Historically, the effects of inflation on MHCI's net income have not been materially adverse.

Management's Outlook

Management intends to enhance growth through the expansion and restructuring of the sales teams, maintenance of outstanding performance and exploration of acquisition opportunities.

     Several MHCI accounts are among the largest acute care and teaching hospitals in the United States. The Company strives to maintain its long-term partnerships with these facilities while continuing to increase quality and lower costs. During the upcoming year, MHCI believes that additional investments in people and programs designed to enhance its aggressive sales drive will add new clients while building stronger relationships with current accounts. See "Special Note Regarding Forward-Looking Information."

Special Note Regarding Forward-Looking Information

The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding account and unit growth, future capital expenditures and future borrowings. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: health care spending trends and regulations; increased competition in the health care food and nutrition market; customers acceptance of the Company's cost saving programs; health care regulators; and laws and regulations affecting labor and employee benefits cost.

                Morrison Health Care, Inc. and Subsidiaries
                     Consolidated Statements of Income
Historical                                              For the Fiscal Year Ended
(In thousands, except per share data)               June 1,      June 3,      June 4,
                                                      1996         1995         1994

Revenues                                          $219,995     $225,392     $461,780
Operating costs and expenses:
  Operating expenses                               180,607      187,426      410,617
  Selling, general and administrative               20,670       18,946       29,377
  Restructure costs                                  1,398            0            0
  Asset impairment                                     193            0            0
  Net gain on sale/closure of B&I accounts               0      (46,782)           0
  Interest expense, net of interest income,
    totaling $428 in 1996, $221 in 1995 and
    $205 in 1994.                                    1,116          507          198
                                                   203,984      160,097      440,192
Income before provision for income taxes.           16,011       65,295       21,588
Provision for federal and state income taxes         6,731       28,469        8,351
Net income                                        $  9,280     $ 36,826     $ 13,237

Earnings per common and common equivalent share   $   0.79
Weighted average common and common
     equivalent shares                              11,724


The accompanying notes are an integral part of the financial statements.


                Morrison Health Care, Inc. and Subsidiaries
                        Consolidated Balance Sheets

Historical                                      Fiscal Year Ended
(In thousands)                         June 1, 1996         June 3, 1995
Assets
Current assets:
  Cash and short-term investments           $ 6,088              $   732
  Receivables:
    Trade, less allowance for doubtful
      accounts of $1,122 at June 1, 1996,
      and $1,641 at June 3, 1995             20,091               18,100
    Other                                     3,986                6,915
  Inventories                                 2,662                2,880
  Prepaid expenses                            1,616                6,721
  Deferred income tax benefits                2,397                5,682
    Total current assets                     36,840               41,030

Property and equipment - at cost:
  Buildings and improvements                  3,883                3,656
  Equipment                                  11,346               10,874
                                             15,229               14,530
  Less accumulated depreciation               9,571                8,767
                                              5,658                5,763
Deferred income tax benefits                  1,656                3,298
Cost in excess of net assets acquired, net    4,736                4,888
Notes receivable                              4,940                5,299
Deferred charges                              2,833                3,746
Deferred other assets                         5,880                6,398
    Total assets                            $62,543              $70,422


Liabilities and Stockholders' Equity:
Current liabilities:
  Accounts payable                         $ 8,684               $10,000
  Short-term borrowings                      6,760                     0
  Accrued liabilities:
    Taxes, other than income taxes           1,609                 1,848
    Payroll and related costs                3,117                 3,439
    Insurance                                3,819                 6,834
    Other                                    1,786                 4,186
    Income taxes payable                       935                     0
Current portion of long-term debt               11                    11
    Total current liabilities               26,721                26,318

Notes payable                               20,034                19,245
Other deferred liabilities                  11,072                15,844
Stockholders' equity:
  Investment by and advances from
    Morrison Restaurants Inc.                    0                 9,015
  Common stock, $0.01 par value
    (authorized 100,000 shares;
    issued: 11,791 shares)                     118                     0
  Capital in excess of par value             5,441                     0
  Retained earnings                             86                     0
                                             5,645                 9,015
  Less cost of treasury stock                  929                     0
    Total stockholder's equity               4,716                 9,015
    Total liabilities and
      stockholders' equity                 $62,543               $70,422

The accompanying notes are an integral part of the financial statements.

                 Morrison Health Care, Inc. and Subsidiaries
                    Consolidated Statements of Cash Flows

Historical                                          For the Fiscal Year Ended
                                                          June 1,      June 3,      June 4,
(In thousands)                                              1996         1995         1994
Operating activities:
Net income                                              $  9,280     $ 36,826     $ 13,237
Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
    Depreciation and amortization                          2,330        2,238        5,914
    Amortization of intangibles                              152          153          557
    Gain on sale of B&I contracts and assets                   0      (46,782)           0
    Other, net                                             1,172       (3,088)       1,702
    Deferred income taxes                                  4,927         (972)         225
    (Gain)/loss on disposition of assets                     170        4,372         (556)
    Changes in operating assets and liabilities:
      (Increase)/decrease in receivables                   1,297        2,094       (2,096)
      (Increase)/decrease in inventories                     218          564         (231)
      (Increase)/decrease in prepaid and
        other assets                                      (2,005)       1,149        1,949
      Increase/(decrease) in accounts payable,
        accrued and other liabilities                    (12,064)     (26,072)       4,874
      Increase/(decrease) in income taxes payable          6,928       (5,703)        (923)
Net cash provided (used) by operating activities          12,405      (35,221)      24,652
Investing activities:
Purchases of property and equipment                       (2,170)      (3,482)      (9,184)
Proceeds from disposal of assets                             387          674        1,381
Proceeds from sale of B&I contracts and assets                 0      100,000            0
Other, net                                                   764       (2,121)     (3,818)
Net cash provided (used) by investing activities          (1,019)      95,071     (11,621)
Financing activities:
Proceeds from long-term debt                                 800       19,200           0
Principal payments on long-term debt                         (11)      (4,619)        (41)
Net change in short-term borrowings                        6,760            0           0
Proceeds from exercise of stock options                    1,573            0           0
Dividends paid                                            (2,403)           0           0
Net transfers to Morrison Restaurants Inc.               (12,749)     (78,975)    (18,880)
Net cash used by financing activities                     (6,030)     (64,394)    (18,921)
Increase/(decrease) in cash and short-term investments     5,356       (4,544)     (5,890)
Cash and short-term investments at the
  beginning of the period                                    732        5,276      11,166
Cash and short-term investments at the
  end of the period                                     $  6,088     $    732    $  5,276
Supplemental disclosure of cash flow
  information-cash paid for:
    Interest                                            $  1,533     $    776    $    313
    Income taxes                                        $ 18,586     $ 32,764    $  8,648

The accompanying notes are an integral part of the financial statements.

                Morrison Health Care, Inc. and Subsidiaries
              Consolidated Statements of Stockholders' Equity
Historical                                               For the FiscalYear Ended
(In thousands, except per share data)              June 1,            June3,      June 4,
                                                     1996              1995         1994

                                              Shares     Amounts    Amounts      Amounts
Common stock
Shares issued pursuant to spin-off from
  Morrison Restaurants Inc.                   11,678    $    117    $     0     $      0
Shares issued under Stock Incentive Plans        113           1          0            0
    Ending balances                           11,791         118          0            0

Additional paid-in capital
Distribution of Morrison Restaurants Inc.'s
  investment in the Company to Morrison
  Restaurants Inc. shareholders                            3,898          0            0
Shares issued under Stock Incentive Plans                  1,543          0            0
    Ending balance                                         5,441          0            0

Morrison Restaurants Inc. equity investment
Beginning balance                                          9,015     51,164       56,807
Net income for the three quarters ended March 2, 1996
  and the years ended June 3, 1995 and June 4, 1994        6,791     36,826       13,237
Cash transfers to Morrison Restaurants Inc.              (12,749)   (78,975)     (18,880)
Distribution of Morrison Restaurants Inc.'s
  investment in the Company to Morrison
  Restaurants Inc. shareholders                           (3,057)         0            0
    Ending balance                                             0      9,015       51,164

Retained earnings
Net income for the quarter ended June 1, 1996              2,489          0            0
Cash dividends of $0.205 per share                        (2,403)         0            0
    Ending balance                                            86          0            0

Treasury stock (held by deferred compensation plan)
Distribution of Morrison Restaurants Inc.'s
  investment in the Company to Morrison
  Restaurants Inc. shareholders                             (958)         0            0
Sale of treasury stock                                        29          0            0
    Ending balance                                          (929)         0            0

Total stockholders' equity                              $  4,716    $ 9,015     $ 51,164

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

Basis of Presentation
On March 9, 1996, Morrison Health Care, Inc. (the "Company" or "MHCI") was spun off from Morrison Restaurants Inc. ("MRI"). Prior to the spin-off, MHCI was a wholly owned health care contract food and nutrition business of MRI. Prior to August 8, 1994, the Company's operations included education, business and industry ("B&I") contracts and assets. The B&I contracts and assets were sold on that date to Gardner Merchant Food Services, Inc. See Note 3 of Notes to Consolidated Financial Statements for more information. The accompanying financial statements have been prepared as if MRI's health care contract food and nutrition and B&I businesses had operated as a stand-alone entity for all periods presented. Such statements include the assets, liabilities, revenues and expenses that are directly related to the Company's operations. They also include an allocation of certain assets, liabilities and general corporate expenses of MRI, such as executive payroll, legal, data processing and interest, which are related to the Company. Amounts were allocated on a specific identification method where appropriate and on a pro rata basis otherwise. Management believes the allocation methods used are reasonable.

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Morrison Health Care, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year
The Company's fiscal year ends on the first Saturday after May
30.  The fiscal years ended June 1, 1996, June 3, 1995 and June
4, 1994 were comprised of 52 weeks.

Cash and Short-Term Investments
The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market. The Company considers marketable securities with a maturity of three months or less when purchased to be short-term investments.

Inventories
Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first in-first out) or market.

Property and Equipment and Depreciation
Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for kitchen and other equipment.

     During March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121). FAS 121 requires that, beginning in fiscal years starting after December 15, 1995, long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are generally to be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted FAS 121 in 1996. Such adoption did not have a material impact on the Company's financial position or results of operations.

Intangible Assets
Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. At June 1, 1996 and June 3, 1995, the accumulated amortization for costs in excess of net assets acquired was $1.4 million and $1.3 million, respectively.

     The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of each operating business acquired. Adjustments are made if the sum of expected future net cash flows is less than net book value. The Company believes that the remaining amounts of these assets have continuing value.

Revenue Recognition
Revenue is recognized upon performance of services. The Company operates under two major types of contracts, management fee and profit and loss. While actual services performed are the same, revenue recognition varies by type of contract based on the expenses and payroll paid by the Company. In a management fee account, revenue, in addition to the fee, is recognized only when the Company pays expenses or employees are on the Company's payroll. In a profit and loss account where MHCI assumes the risk of profit or loss for the foodservice operation, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

Income Taxes
For periods prior to the spin-off, the accompanying statements of income reflect an income tax expense representing the Company's allocated share of MRI's tax expense and the Company's actual tax expenses for the fourth quarter of fiscal year 1996. The allocated income tax expense approximates the tax expense of the Company on a stand-alone basis.

     Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.

Earnings Per Share
Earnings per share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average shares for 1996 are determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share are not presented for 1995 and 1994 because the Company was not publicly held prior to the Distribution date.

Pre-Opening Expenses
Pre-opening costs, such as salaries, personnel training costs and other expenses of opening a new account are often reimbursed by the client. In circumstances when they are not reimbursed, these costs are charged to expense as incurred.

Financial Instruments
The Company's financial instruments at June 1, 1996 and June 3, 1995, consisted of cash and short-term investments, accounts and notes receivable and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets.

     Although substantially all of the Company's trade accounts receivable are from health care institutions, Management believes that concentrations of credit risk are limited due to the geographic diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade accounts receivable from individual customers or from groups of customers in any geographic area.

Stock-Based Employee Compensation Plans
During October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. FAS 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to measure compensation cost following the principles of APB Opinion No. 25 and will therefore be required to present pro forma disclosures of net income and earnings per share as if the fair value based method had been applied beginning in fiscal 1997.

Note 2:  Distribution

On March 7, 1996, the shareholders of MRI approved the Distribution by MRI of all the outstanding shares of common stock of Morrison Health Care, Inc., a wholly owned subsidiary of MRI. The Board of Directors of MRI believed that the Distribution was in the best interests of MRI and its stockholders because the separation of MRI's three lines of business will, among other things: (i) allow management of each of the three companies to concentrate its full attention on its business and allow each company to reward management and employees based on the performance of its business; (ii) allow each company to access the capital markets directly to raise capital; (iii) establish a value for each company that is independent of the other businesses and provide investors and securities analysts a clearer basis on which to understand and analyze the three businesses; and (iv) allow MHCI to establish equity-based benefit plans which can hold MHCI common stock.

     The following Unaudited Pro Forma Consolidated Statements of Income have been prepared to illustrate certain estimated effects of the Distribution. These statements include adjustments for the effect of costs and expenses which might have occurred had the Distribution occurred June 5, 1994. Adjustments are based on the assumptions set forth below the statement.


For the Fiscal Year Ended
(In thousands, except per share data)
                                   June 1, 1996                           June 3, 1995
                                    Unaudited                              Unaudited
                                    Pro Forma   Unaudited                  Pro Forma   Unaudited
                       Historical  Adjustments  Pro Forma   Historical   Adjustments   Pro Forma

Revenues                 $219,995     $      0   $219,995     $225,392       $     0    $225,392
Operating costs
  and expenses:*
  Operating expenses      180,607            0    180,607      187,426             0     187,426
  Selling, general and
    administrative         20,670        1,420(a)  22,090       18,946         1,567(a)   20,513
  Restructure cost          1,398            0      1,398            0             0           0
  Asset impairment            193            0        193            0             0           0
  Net gain on sale/
    closure of B&I
    accounts                    0            0          0      (46,782)            0     (46,782)
  Interest expense, net     1,116          400(b)   1,516          507             0         507
                          203,984        1,820    205,804      160,097         1,567     161,664
Income before provision
  for income taxes         16,011       (1,820)    14,191       65,295        (1,567)     63,728
Provision for federal
  and state income taxes    6,731         (760)(c)  5,971       28,469          (683)(c)  27,786
Net income              $  9,280       $(1,060)  $  8,220      $36,826       $  (884)   $ 35,942

Earnings per common and common
  equivalent share                               $   0.70                               $   3.00
Weighted average common and common
  equivalent shares                                11,811(d)                              11,974(d)


     The    pro    forma    adjustments   to   the    accompanying    historical
     statements   of   income  for  the  fiscal  years  ended   June   1,   1996
     and June 3, 1995 are described below:


          (a)   To   record   the  increase  in  operating  expenses,   selling,
                general  and  administrative expenses which  presumably  would  have been  incurred  by  MHCI  had MHCI been a separate  and  stand-alone entity.

          (b)  To  record  the  increase in interest expense  which  would  have been  incurred  by  MHCI  had MHCI been a separate  and  stand-alone entity.

          (c)  To  record  the  estimated  income tax  benefit  associated  with pro  forma  adjustments  (a) and (b) at an  assumed  combined  state and  federal  effective income tax rate of 41.8% and 43.6%  for  the
               years  ended  June  1,  1996 and June 3,  1995,  respectively.   The
               assumed  effective income tax rate is comprised of a  35%  statutory federal  income  tax  rate plus applicable state  income  taxes  and permanent differences, less applicable tax credits.

          (d)  The  number of equivalent shares for periods prior to  the  spin-
               off  is  based  on the number of MRI's common and common  equivalent shares adjusted for the 1 for 3 distribution ratio.


     Unaudited Pro Forma quarterly financial results for the years ended June 1, 1996 and June 3, 1995 are summarized below.
All quarters are composed of 13 weeks.

For the fiscal year ended June 1, 1996:

                                              First     Second      Third    Fourth
(In thousands, except per share data)       Quarter    Quarter    Quarter    Quarter      Total
Revenues                                   $ 56,289   $ 56,592   $ 54,224   $ 52,890   $219,995
Gross profit*                              $ 10,273   $ 10,800   $  8,417   $  9,898   $ 39,388
Income before  restructure cost, asset
   impairment and  income taxes            $  4,926   $  4,378   $  2,187   $  4,291   $ 15,782
Restructure cost                                  0          0     (1,398)         0     (1,398)
Asset impairment                                  0          0       (193)         0       (193)
Income Before income taxes                    4,926      4,378        596      4,291     14,191
Provision for federal and state income taxes  2,032      1,887        250      1,802      5,971
Net income                                 $  2,894   $  2,491   $    346   $  2,489   $  8,220
Earnings per common and common equivalent
  share:
    Before restructure cost and
      asset impairment                     $   0.24   $   0.22   $   0.11   $   0.21   $   0.78
    Restructure cost and asset impairment      0.00       0.00      (0.08)      0.00      (0.08)
     Total                                 $   0.24   $   0.22   $   0.03   $   0.21   $   0.70

For the fiscal year ended June 3, 1995:
Revenues                                   $ 53,971   $ 56,578   $ 56,578   $ 58,265   $225,392
Gross profit*                              $  8,594   $  9,585   $  8,857   $ 10,930   $ 37,966
Income before income taxes                 $ 50,575** $  4,965   $  2,956   $  5,232   $ 63,728
Provision for federal and state income
   taxes                                     22,495      1,999      1,185      2,107     27,786
Net income                                 $ 28,080   $  2,966   $  1,771   $  3,125   $ 35,942
Earnings per common and common equivalent
   share***                                $   2.30   $   0.26   $   0.17   $   0.27   $   3.00

  *The Company defines gross profit as revenues less operating expenses.
 **Includes a pretax gain of $46,782 realized upon the sale of B&I.
***The sale of B&I contributed earnings per share of $2.12 in the first quarter.

Note 3: Sale of the Education, Business and Industry Contracts and Assets

On August 8, 1994, the Company sold certain education, business and industry (B&I) contracts and assets to Gardner Merchant Services, Inc., for a cash payment of $100 million. The remaining B&I accounts were closed. The sale of the B&I accounts and the discontinuance of the remaining accounts resulted in a pretax gain of $46.8 million, or $25.8 million after applicable taxes.

     Sales from B&I contracts in fiscal year 1994 were $250.7 million, with operating profits of $6.3 million (after allocation of Morrison Restaurants Inc. corporate overhead of $1.0 million).

Note 4:  Notes Payable

Notes payable consists of the following:

                                           Fiscal Year Ended
(In thousands)                      June 1, 1996     June 3, 1995
6.7% Term note due in equal
quarterly installments of
$1,250 from 1998-2001                    $20,000          $     0
Revolving credit facility*m                    0           19,200
Other notes and mortgages                     45               56
                                          20,045           19,256
Less current maturities                       11               11
                                         $20,034          $19,245

*Allocated from Morrison Restaurants Inc.

Aggregate maturities of long-term borrowings over the next five years are as follows: 1997 - $11; 1998 - $5,011; 1999 - $5,011;
2000 - $5,012; and 2001 - $5,000.

     In March, 1996, the Company entered into a five-year $50 million credit facility with various banks. The credit facility includes a $30 million revolving line of credit which allows the Company to borrow under various interest rate options. Commitment fees of 0.25% per annum are payable on the unused portion of the credit facility. At June 1, 1996, the Company had $2.5 million of borrowing under the revolver outstanding at an interest rate of 6.4% per annum. The balance of the $50 million credit facility, $20 million, is a term note which will be repaid in quarterly installments of $1.25 million commencing June 30, 1997. In order to control the interest cost on the term note, the Company entered into an interest rate swap agreement. This swap agreement effectively limits the interest rate to a maximum of 6.7% per annum for the period of the term note.

     In addition, the Company had lines of credit amounting to $5 million. At June 1, 1996, the Company had $4.3 million of borrowings outstanding under the terms of these lines at interest rates ranging from 6.4% to 6.25% per annum.

     For fiscal year 1995, the Company's debt allocation was determined by applying the pro rata percentage intended to be allocated and to be assumed by the Company at the date of Distribution to the outstanding Morrison Restaurants Inc. corporate debt at each balance sheet date.

     The credit facility provides for certain restrictions on incurring additional indebtedness and to certain funded debt, net worth and fixed charge coverage requirements. At June 1, 1996, retained earnings in the amount of $86,000 were available for distribution under the debt restrictions.

Note 5:  Rents

Under the terms of certain of its contracts, the Company is required to make rent payments to its health care institution customers. These contracts may provide for additional contingent rents based upon sales volume and contain options to renew. Generally, the underlying contracts can be canceled upon 60-90 days notice.

     Rental expense pursuant to contracts is summarized as follows:

                                       For the Fiscal Year Ended
                                June 1,         June 3,         June 4,
(In thousands)                    1996            1995            1994
Minimum rent                    $1,168          $1,585        $  6,571
Contingent rent                    291           2,497           6,595
                                $1,459          $4,082         $13,166

Note 6:  Income Taxes

The components of income tax expense are as follows:


                                                For the Fiscal
Year Ended
                                           June 1,      June 3,      June 4,
(In thousands)                               1996         1995         1994
Current:
  Federal                                  $1,479      $24,486       $6,870
  State                                       325        4,955        1,256
                                            1,804       29,441        8,126
Deferred:
  Federal                                   4,127         (812)         188
  State                                       800         (160)          37
                                            4,927         (972)         225
                                           $6,731      $28,469       $8,351


Deferred tax assets and liabilities are comprised of the following:

                                              For the Fiscal Year
Ended
(In thousands)                             June 1, 1996      June 3, 1995

Deferred tax assets:
  Employee benefits                              $3,106            $4,266
  Insurance reserves                              2,196             4,001
  Bad debt reserve                                  447               644
  Account closing reserve                           126             3,225
  Other                                             428               115
Total deferred tax assets                         6,303            12,251

Deferred tax liabilities:
  Depreciation                                      239               286
  Retirement plans                                  448               567
  Prepaid deductions                                209               195
  B&I related and other                           1,354             2,223
Total deferred tax liabilities                    2,250             3,271
Net deferred tax asset                           $4,053            $8,980

FAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company, and therefore, a valuation allowance has not been established.

     A reconciliation from the statutory federal income tax expense to the reported income tax expense is shown below:

                                              Fiscal Year Ended
                                        June 1,    June 3,    June 4,
(In thousands)                            1996       1995       1994

Statutory federal income taxes          $5,604    $22,853     $7,559
State income taxes net of
  federal income tax benefit               732      2,868        908
Tax credits                                  0       (346)      (174)
B&I divestiture items                        0      2,575          0
Other, net                                 395        519         58
                                        $6,731    $28,469     $8,351

The effective income tax rate was 42.0%, 43.6% and 38.7% in 1996, 1995 and 1994, respectively. The effective income tax rate increase in fiscal year 1995 was due to the nondeductibility of acquired goodwill disposed of in connection with the divestiture of the B&I accounts.

     In connection with the Distribution, the Company entered into a tax allocation agreement with Morrison Fresh Cooking, Inc. ("MFC") and RTI. This agreement provided that the Company will pay its share of RTI's consolidated tax liability for the period in which the Company was included in MRI's consolidated federal income tax return. It also provides for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the date of Distribution.


Note 7:  Employee Benefit Plans

Prior to the spin-off, the Company entered into an agreement with RTI and MFC providing for the allocation of employee benefit rights and responsibilities among the three companies.

     The following benefit plans were established by the Company as of the spin-off date. These plans were generally designed as a mirror image of the MRI plans.

Salary Deferral Plan

Under the Morrison Health Care, Inc. Salary Deferral Plan, each eligible employee may elect to make pretax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pretax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company contribution to the Plan is based on the employee's pretax contribution and years of service. After three years of service (including service with MRI) the Company contributes 20% of the employee's pretax contribution, 30% after ten years of service, and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund will be paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pretax and after-tax contributions, subject to certain restrictions. The Company's contribution to the trust fund approximated $244,000, $349,000 and $342,000, for 1996, 1995 and 1994, respectively.

Deferred Compensation Plan

The Company maintains the Morrison Health Care, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. Differences include employees who are eligible to participate and different limitation amounts on deferral elections that may be made by participants. The Company's contributions under the Plan approximated $137,000, $196,000 and $223,000, for 1996, 1995 and
1994, respectively. Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company; therefore, all earnings and expenses will be recorded in the Company's financial statements. The net of the MHCI rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. The Company recorded interest expense of $12,000 for this Plan in 1996. Assets of the Plan approximated $4,327,000 at June 1, 1996 and include $929,000 of MHCI common stock which is accounted for as treasury stock at cost.

Retirement Plan

The Retirement Plan was frozen by RTI (formerly Morrison Restaurants Inc.) on December 31, 1987 and will remain part of RTI. No additional benefits accrued and no new participants entered the Plan after that date. The Company will continue to share in future expenses of the Plan. Participants will receive benefits based upon salary and length of service. The Plan's assets include common stock, fixed income securities, short-term investments and cash. There were no contributions made to the Plan in 1996, 1995 or 1994.

Executive Supplemental Pension Plan

Under the Morrison Health Care, Inc. Executive Supplemental Pension Plan, employees with average compensation of at least $120,000 and who have completed five years (including service with MRI) in a qualifying position become eligible to earn supplemental retirement payments based upon salary and length of service (including service as part of MRI), reduced by social security benefits and amounts otherwise receivable under the Retirement Plan.

Management Retirement Plan

Under the Morrison Health Care, Inc. Management Retirement Plan, individuals who have 15 years of credited service (including service with MRI) and whose average annual compensation for the immediately preceding three calendar years equaled or exceeded $40,000, will become participants. Participants will receive benefits based upon salary and length of service (including service with MRI), reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.

     To provide a funding source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies, net of loans, was $873,000 at June 1, 1996. The policies have been placed in a rabbi trust which will hold the policies and death benefits as they are received.

     The following table presents the components of pension expense, the funded status and amounts recognized in the Company's financial statements for the Retirement Plan, the Executive Supplemental Pension Plan and the Management Retirement
Plan.

                                                              Accumulated Benefits Exceed Assets
                        Assets Exceed Accumulated Benefits   Executive Supplemental Pension Plan
                                 Retirement Plan                and Management Retirement Plan

For the Fiscal Year Ended
                          June 1,     June 3,     June 4,       June 1,     June 3,     June 4,
 (In thousands)             1996        1995        1994          1996        1995        1994
Components of pension
   expense (income):
  Service cost            $    0      $    0      $    0      $    63      $     82    $    74
  Interest cost              354         544         539          251           315        256
  Actual return on plan
    assets                  (833)       (174)       (802)           0             0          0
  Amortization and deferral  526        (413)        226          122           141        178
  Curtailment loss             0           0           0            0           288          0
  Settlement loss (gain)       0         115           0            0          (162)         0
  Other                        0           0           0            0           102          0
                          $   47      $   72      $  (37)     $   436      $    766    $   508

Plan assets at fair value $4,766      $6,679      $7,658      $     0      $      0    $     0
Actuarial present value
  of projected benefit
  obligations:
  Accumulated benefit
    obligations:
    Vested                 4,691       6,532       7,485        1,606         3,919      2,172
    Nonvested                  0           0           0            0             9        622
  Provision for future
    salary increases           0           0            0        1,116        1,009      1,575
Total projected benefit
  obligations              4,691       6,532        7,485        2,722        4,937      4,369

Excess (deficit) of plan
  assets over projected
  benefit obligations         75         147          173       (2,722)      (4,937)    (4,369)
Unrecognized net
  loss(gain)                 642       1,300        1,153          216         (302)       166
Unrecognized prior
  service cost                 0           0            7          351          760        220
Unrecognized net
  transition obligations     412         714          808          541        1,133      1,343
Additional minimum
  liability                    0           0            0         (376)        (660)      (356)
Prepaid (accrued)
  pension cost            $1,129      $2,161       $2,141      $(1,990)     $(4,006)   $(2,996)




The weighted-average discount rate for all three plans was 7.75%, 8.5% and 7.5% for 1996, 1995 and 1994, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan was 4% for 1996 and 1995, and 5% for 1994. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years.

Note 8:  Postretirement Benefits Other Than Pensions

The Company provides health care benefits to substantially all retired employees and life insurance benefits to certain retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement health care and life insurance benefits during the years an employee provides services. The total postretirement benefit costs for 1996, 1995 and 1994 were $191,000, $143,000 and $140,000, respectively.

The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's balance sheet are as follows:

                                                    Fiscal Year Ended
(In thousands)                              June 1, 1996        June 3, 1995

Retirees                                          $1,591              $1,061
Fully eligible active plan participants              196                 167
Other active plan participants                       117                 114
Accumulated postretirement benefit obligation      1,904               1,342
Unrecognized net loss                               (409)               (305)
Accrued postretirement benefit cost               $1,495              $1,037

The postretirement benefit cost is as follows:

                                             Fiscal Year Ended
(In thousands)                 June 1, 1996     June 3, 1995     June 4, 1994

Service cost                           $  8             $  7             $ 10
Interest cost                           155              104               97
Amortization of unrecognized net loss    28               32               33
Postretirement benefit cost            $191             $143             $140

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because the Company has frozen current and future contribution levels. Increases in health care cost due to factors such as inflation, changes in health care utilization or delivery patterns, technological advances and changes in the health status of plan participants will be borne by the participants. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.75%, 8.5% and 7.5% discount rate for fiscal 1996, 1995 and 1994, respectively.

Note 9:  Preferred Stock

Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of June 1, 1996. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price to be determined, but substantially above the expected trading price. The rights will expire ten years after the date such rights are issued, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.


Note 10:  Capital Stock, Options and Bonus Plans

The Morrison Health Care, Inc. 1996 Stock Incentive Plan

In March, 1996, the shareholders of MRI approved the Morrison Health Care, Inc. 1996 Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has complete discretion to determine participants and the terms and provisions of Stock Incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock, and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Plan permits the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, nonqualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. All options awarded under the Plan have been at the prevailing market value at the time of issue or grant. During 1996, 35,783 shares were issued under the Plan. At June 1, 1996, the Company had reserved a total of 714,217 shares of common stock for this Plan. At the June, 1996 meeting of the Board of Directors, an additional 100,000 shares of common stock were reserved for this Plan. Of the total 814,217 reserved, 350,000 of that total have been reserved subject to stockholder approval.

The Morrison Health Care, Inc. Stock Incentive and Deferred
Compensation Plan for Directors

In March, 1996, the shareholders of MRI approved the Morrison Health Care, Inc. Stock Incentive and Deferred Compensation Plan for Directors. The Plan provides nonmanagement directors with opportunities to defer the receipt of their retainer fees or to allocate their retainer fees to purchase shares of the Company. In general, the Plan sets a target ownership level for nonmanagement directors. To facilitate attaining the target ownership level, the Plan provides that the directors must use 60% of their retainer to purchase shares of the Company. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months are exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of issue or grant. During 1996, 967 shares were issued under the Plan. Pursuant to this Plan, a one-time restricted stock award totaling 5,000 shares was made in fiscal 1996 to a nonmanagement director. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At June 1, 1996, the Company has reserved 94,033 shares of common stock for this Plan.

The Morrison Health Care, Inc. 1996 Non-Executive Stock Incentive
Plan

In March, 1996, the Board of Directors approved the Morrison Health Care, Inc. 1996 Non-Executive Stock Incentive Plan. A Committee, appointed by the Board, administers the Plan on behalf of the Company and has full authority in its discretion to determine the officers and key employees to whom stock incentives are granted and the terms and provisions of stock incentives, subject to the Plan. The Plan permits the Committee to make awards of shares of common stock, awards of derivative securities related to the value of the common stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plan have been at the prevailing market value at the time of issue or grant. During 1996, 69,281 shares were issued under the Plan. At June 1, 1996, the Company had reserved a total of 2,180,719 shares of common stock for this Plan.

     Under the terms of the Distribution, current holders of MRI stock options received adjusted, substitute options in MHCI, MFC and RTI which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original MRI options prior to the Distribution.

     The following table summarizes the activity in options under these stock option plans:
                                             Number of Shares
                                                 Under Option
(Amounts in thousands, except per share data)            1996

March 2, 1996 (Converted MRI options)                   1,493
Granted                                                   950
Exercised                                                 (57)
Forfeited                                                 (18)
End of Year                                             2,368
Exercisable                                             1,056
Outstanding options' prices                  $8.36  -  $31.59
Exercised options' prices                    $9.55  -  $14.56


Note 11:  Contingencies

At June 1, 1996, the Company was contingently liable for approximately $6.8 million in letters of credit, issued primarily in connection with its workers' compensation and casualty insurance programs.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.

     Prior to the Distribution, the Company enter into an agreement with MFC and RTI providing for assumptions of liabilities and cross-indemnities designed to allocate generally, among the three companies, effective as of the Distribution date, financial responsibility for liabilities arising out of or in connection with business activities prior to the Distribution.

Note 12:  Supplemental Quarterly Financial Data (Unaudited)

Quarterly financial results for the years ended June 1, 1996, and June 3, 1995, are summarized below. All quarters are composed of 13 weeks. Amounts presented are in thousands.

                                       First       Second      Third     Fourth
Historical                           Quarter      Quarter    Quarter    Quarter      Total

For the year ended June 1, 1996:
Revenues                             $56,289      $56,592    $54,224    $52,890   $219,995
Gross profit*                        $10,326      $10,747    $ 8,417    $ 9,898   $ 39,388
Income before income taxes           $ 5,677      $ 4,827    $ 1,216    $ 4,291   $ 16,011
Provision for federal and state
  income taxes                         2,342        2,082        505      1,802      6,731
Net income                           $ 3,335      $ 2,745    $   711    $ 2,489   $  9,280

For the year ended June 3, 1995:
Revenues                             $53,971      $56,578    $56,578    $58,265   $225,392
Gross profit*                        $ 8,594      $ 9,585    $ 8,857    $10,930   $ 37,966
Income before income taxes           $50,898**    $ 5,305    $ 3,345    $ 5,747   $ 65,295
Provision for federal and state
  income taxes                        22,637        2,149      1,355      2,328     28,469
Net income                           $  28,261    $ 3,156    $ 1,990    $ 3,419   $ 36,826

 *The Company defines gross profit as revenue less operating expenses.
**Includes a pretax gain of $46,782 realized upon the sale of B&I.

Common Stock Market Prices and Dividends
Morrison Health Care, Inc. common stock is publicly traded on the
New York Stock Exchange under the ticker symbol MHI.  The
reported high and low prices for the period from March 11, 1996, the first day of public trading, to
June 1, 1996, were $18.375 and $13.75, respectively.   The
Company paid a quarterly cash dividend during this same period of $0.205 per share.

     On June 26, 1996, the Company's Board of Directors declared a quarterly dividend of $0.205 per share payable July 31, 1996 to 6,413 shareholders of record on July 12, 1996.



Report of Independent Auditors


Stockholders and Board of Directors
Morrison Health Care, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Morrison Health Care, Inc. and Subsidiaries as of June 1, 1996 and June 3, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Health Care, Inc. and Subsidiaries at June 1, 1996 and June 3, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 1, 1996, in conformity with generally accepted accounting principles.


                                                 BY:/s/ ERNST & YOUNG, LLP
                                                 ERNST & YOUNG, LLP


Atlanta, Georgia
June 21, 1996