Form 10-K, Exhibit 13
period 1997-05-31
MORRISON HEALTH CARE INC
filed 1997-08-26
CIK 1007507

Morrison Health Care, Inc. and Subsidiaries
Selected Financial Data

The following table summarizes certain selected financial information with respect to Morrison Health Care, Inc. (MHCI) and is derived from the Financial Statements of MHCI. The Financial Statements of MHCI are presented as if MHCI had been a separate entity for fiscal years 1996, 1995, 1994 and 1993. The statements of income data for the years ended June 1, 1996, June 3, 1995, June 4, 1994 and June 5, 1993, and the balance sheet data as of June 1, 1996, June 3, 1995 and June 4, 1994 are
derived  from  the  Audited Financial Statements  of  MHCI.   The
balance sheet data as of June 5, 1993 is derived from the Unaudited Financial Statements of MHCI and, in the opinion of Management, includes all adjustments consisting of normal recurring accruals, which MHCI considered necessary for a fair representation of the financial position and the results of operations for that period. The financial information presented below may not be indicative of MHCI's future performance as an independent company. The information set forth below should be read in conjunction with "MHCI Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of MHCI and notes thereto and the Unaudited Pro Forma Financial Information of MHCI included in
Note 2 of the Notes to Consolidated Financial Statements. Weighted average shares for 1996 were determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share and dividend data have not been presented for fiscal years 1995, 1994 and 1993 as MHCI was not a publicly held company prior to March, 1996.

Fiscal years 1994 and 1993 information includes the results of B&I operations which were sold in fiscal year 1995. Income Before Cumulative Effect of Accounting Changes for fiscal year 1995 includes an after tax gain of $25.8 million from the sale of the B&I operations. See Note 3 of the Notes to Consolidated Financial Statements for more information on the sale of B&I.


                                (In thousands, except per share data)
                             -------------------------------------------------
                                                 Fiscal Year
                             _________________________________________________
                                  1997      1996     1995      1994      1993
                             ---------  --------  -------  --------  ---------
Consolidated statements
  of income data:
    Managed volume
   (estimated and
    unaudited)................$464,800  $435,600  $408,300         *         *
                              ========  ========  ========  ========  ========
    Revenues..................$221,011  $219,995  $225,392  $461,780  $430,145
                              ========  ========  ========  ========  ========

Income before provision for
  income taxes and cumulative
  effect of accounting
  changes.....................$ 17,576  $ 16,011  $ 65,295  $ 21,588  $ 18,122
Provision for federal
  and state income taxes......   7,290     6,731    28,469     8,351     6,980
                              --------  --------  --------  --------   -------
Income before cumulative
  effect of accounting
  changes.....................  10,286     9,280    36,826**  13,237    11,142
Cumulative effect of
  accounting changes:
    Postretirement benefits...       0         0         0         0      (640)
    Income taxes..............       0         0         0         0       426
                              --------  --------  --------  --------  --------
Net income....................$ 10,286  $  9,280  $ 36,826**$ 13,237  $ 10,928
                              ========  ========  ========  ========  ========

Earnings per common and
  common equivalent share.....$   0.87  $   0.79
                              ========  ========

Weighted average common
and common equivalent
shares........................  11,841    11,724
                              ========  ========

All fiscal years are composed of 52 weeks.

* Fiscal years 1993 and 1994 not presented because they included B&I information.

** Includes an after tax gain of $25.8 million from the sale of the B&I operations.

Other Financial Data:
  Total assets................$ 57,607  $ 61,101  $ 69,028  $105,964  $107,581
  Long-term debt..............$ 15,022  $ 20,034  $ 19,245  $  3,128  $  4,686
  Stockholders' equity........$  5,628  $  4,716  $  9,015  $ 51,164  $ 56,807
  Cash dividends per
    share of common stock.....$   0.82  $  0.205***    ***       ***       ***
  Working capital.............$  3,891  $  8,677  $ 13,318  $  9,239  $ 19,672
  Current ratio...............   1.1:1     1.3:1     1.5:1     1.2:1     1.6:1


*** Dividends were not paid prior to the fourth quarter of fiscal year 1996.


MORRISON HEALTH CARE, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the business information and the Financial Statements and related notes found on pages 20 to 35.


RESULTS OF OPERATIONS

Effects of Distribution on Results of Operations

Effective March 9, 1996, Morrison Health Care, Inc. (MHCI) was spun off (the Distribution) from Morrison Restaurants Inc. (MRI) becoming an independent corporation trading under the symbol MHI on the New York Stock Exchange. Management believes that the Distribution, see Note 2 of the Notes to Consolidated Financial Statements, has had a material impact on the results of operations due to the added separate company costs that were incurred by MHCI. The estimated effect of the Distribution on the results of operations of MHCI for the fiscal years ending June 1, 1996 and June 3, 1995 are presented in the Unaudited Pro Forma Financial Information on pages 25 - 27. Such pro forma financial information is presented as if the Distribution had been effective as of the dates indicated.

1997 Compared To Unaudited Pro Forma 1996

Overview

In MHCI's first full year as an independent company, fiscal year 1997 showed strong financial results with increases in managed volume, revenue, operating profit and net income. This is due to continued focus on cost reduction in accounts and growth in existing accounts

MHCI   is   the  only  national,  publicly  held  company   which
specializes  exclusively  in  health  care  food  and   nutrition
services.   MHCI's client base includes some of the  largest  and
most prestigious hospitals in the country.

Managed Volume/Revenue

While actual services performed are the same, revenue recognition varies by type of contract based on the expenses paid by MHCI. In a management fee account, revenue, in addition to the fee, is recognized only when the Company pays expenses or employees are on the Company's payroll. In a profit and loss account where MHCI assumes the risk of profit or loss for the foodservice operation, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors. Because of the difference between the amount of revenue that is reported for the fee account, where MHCI pays all or part of the cost and the account where no cost is paid, it is Management's opinion that managed volume is a better measure of performance. Managed volume is defined as MHCI revenue, as reported, plus estimated client paid cost. Managed volume increased $29.2 million or 6.7% in fiscal year 1997 when compared to fiscal year 1996. This increase is due to growth in existing accounts and opening accounts with larger managed volume than those that were closed.

Revenue increased $1.0 million or 0.5% in 1997 as compared to 1996. The increase in revenue was due to the increases in existing account revenue during 1997. Most of the growth in existing account revenue is attributable to adding vending operations and employee payrolls at those accounts.

Gross Profit

Gross  profit,  revenue less operating expenses,  increased  $0.4 million or 1% for 1997. The increase in gross profit is attributed to growth of existing account business and continuing emphasis on food and labor cost reductions.

Selling, General and Administrative

Selling, general and administrative expenses decreased slightly as a percentage of revenue due to improved control of expenses.

Interest Expense, net

Interest expense decreased 47% due to much lower debt levels in fiscal year 1997.

Federal and State Income Taxes

The combined federal and state effective tax rate decreased to 41.5% in 1997, from 42.1% in 1996.


Unaudited Pro Forma 1996 Compared To Unaudited Pro Forma 1995

Overview

Fiscal year 1996 was a transitional year for MHCI due to the Company's spin-off from MRI. This new independence allowed the Company's Management to concentrate on its own resources and core competencies, health care food and nutrition services. In addition, the Company focused specifically on its own customers, employees and shareholders. Fiscal 1996 was important as Management took the opportunity to restructure its sales force. As a result, the Company's earnings were negatively impacted; however, positive results were noticeable in the increase of sales activity.

In the third quarter of fiscal year 1996, MHCI incurred charges of $2.1 million consisting primarily of estimated professional and other fees incurred in connection with the Distribution ($1.4 million), relocation costs for personnel moving in connection with the Distribution ($0.5 million) and miscellaneous other asset write-offs ($0.2 million).

Managed Volume/Revenue

Managed volume increased 7% in fiscal year 1996 when compared to fiscal year 1995. This increase was due to growth in existing accounts and opening accounts with larger managed volume than those that were closed.

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

Gross Profit

Gross profit increased $1.4 million or 3.7% in 1996. The increase in gross profit is attributed to continuing emphasis on food and labor cost reductions.

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

Federal and State Income Taxes

The combined federal and state effective tax rate decreased to 42.1% in 1996, from 43.6% in 1995. The higher effective rate in fiscal year 1995 was due to not being able to allocate a portion of the goodwill tax basis to the sale of the B&I accounts.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow, Capital Expenditures and Financing

Due to the nature of its contract foodservice business, MHCI is able to maintain a relatively steady cash flow. Cash flow from operations has historically financed MHCI's capital investments. MHCI plans for controlled expansion over the next several years and anticipates that cash flow from operations plus utilization of the existing lines of credit will be sufficient to provide for this expansion. See "Special Note Regarding Forward-Looking Information."

To partially finance its activities, MHCI has obtained a $50 million, five-year credit facility from various financial institutions. Of the total facility, $30 million is revolving lines of credit. The Company had no borrowings outstanding under the terms of these lines of credit at May 31, 1997. The remaining $20 million of the credit facility is a five-year term note which will be repaid in quarterly installments of $1.25 million beginning June 30, 1997. The credit facility contains restrictions on incurring additional indebtedness and certain funded debt, net worth and fixed charge coverage requirements. On May 31, 1997, MHCI had $20 million outstanding in total debt, a decrease of $6.8 million from the prior year.

In the event that the Company requires funds for day-to-day operating activities, it has obtained additional lines of credit which will allow borrowing up to $5 million. The Company had no borrowings outstanding under this agreement at May 31, 1997.

The Company entered into an interest rate swap agreement to manage the interest costs of the term note. This swap agreement effectively fixes the interest rate at 6.7% per annum for the period of the term note.

Trade accounts receivable make up the majority of MHCI's total current assets. Historically, the average days outstanding in trade accounts receivable is less than one month and bad debt expense has been minimal.

MHCI requires capital principally for new accounts, equipment replacement and remodeling of existing accounts. Cash provided by operating activities approximated $19.6 million for fiscal year 1997. Capital expenditures were approximately $4.8 million, an increase of $2.6 million or 118% compared to the prior year period. Capital expenditures are anticipated to total $5.9 million in fiscal year 1998. MHCI plans to finance this amount primarily through internally generated funds. See "Special Note Regarding Forward-Looking Information."

Working Capital

Working capital and the current ratio as of May 31, 1997 were $3.9 million and 1.1:1, respectively. Working capital and the current ratio decreased $4.8 million and 0.2, respectively, when compared to the prior year. This decrease is due primarily to the use of cash to repay short-term borrowings.

Dividends

MHCI paid approximately $9.7 million in cash dividends to stockholders during fiscal year 1997. The Company plans to pay annual dividends of approximately $9.8 million in the next fiscal year. See "Special Note Regarding Forward-Looking Information."

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


KNOWN EVENTS, UNCERTAINTIES AND TRENDS

New Accounting Standards

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is required to be adopted for financial statements issued after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The change is not expected to have a material impact on the Company's primary or fully diluted earnings per share.

Impact of Inflation

In the past, MHCI has been able to recover inflationary cost increases through contract inflation adjustments, increased productivity and menu changes. There have been and there may be in the future, delays in contract inflation adjustments and competitive pressures which limit MHCI's ability to recover such cost increases in their entirety. Historically, the effects of inflation on MHCI's net income have not been materially adverse.

Management's Outlook

Management believes that the fiscal year 1997 expansion, restructuring and training of the sales teams will increase the number and economic value of accounts sold in fiscal year 1998 and beyond. Management believes that growth will also occur through expanding services at existing accounts and possible acquisition of companies that complement our core competencies.

The Company has created a new division to develop advanced food preparation and delivery systems. These systems are designed to increase customer satisfaction by enhancing production consistencies and generate significant cost reductions, while providing quality services for health care facilities nationwide.

Several MHCI accounts are among the largest acute care and teaching hospitals in the United States. The Company strives to maintain its long-term partnerships with these facilities while continuing to increase quality and lower costs. During the upcoming year, MHCI believes that additional investments in people and programs designed to enhance its aggressive sales drive will add new clients while building stronger relationships with current accounts. By continuing to focus on its primary health care market of acute and life care facilities, the Company believes that it is strategically positioned to continue its steady growth. See "Special Note Regarding Forward-Looking Information."


Special Note Regarding Forward-Looking Information

The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding account growth, future capital expenditures and future borrowings. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: health care spending trends; the growth of systems and group purchasing organizations; changes in health care regulations; increased competition in the health care food and nutrition market; customers' acceptance of the Company's cost saving programs; and laws and regulations affecting labor and employee benefit costs.


                      Morrison Health Care, Inc. and Subsidiaries

                          Consolidated Statements of Income

                         (In thousands, except per share data)
                      -------------------------------------------
                               For the Fiscal Year Ended
                      -------------------------------------------
                      May 31, 1997    June 1, 1996   June 3, 1995
                      -------------------------------------------

Revenues..............    $221,011        $219,995       $225,392

Operating costs and
  expenses:

Operating expenses....     181,233         180,607       187,426
Selling, general and
  administrative......      21,395          20,670        18,946
Restructuring costs...           0           1,398             0
Asset impairment......           0             193             0
Net gain on sale/
  closure of B&I
  accounts............           0               0       (46,782)
Interest expense, net
  of interest income,
  totaling $687 in
  1997, $428 in 1996
  and $221 in 1995....         807           1,116           507
                          --------        --------      --------
                           203,435         203,984       160,097
                          --------        --------      --------
Income before provision
  for income taxes....      17,576          16,011        65,295
Provision for federal
and state income taxes.      7,290           6,731        28,469
                          --------        --------      --------
Net income............     $10,286          $9,280       $36,826
                          ========        ========      ========

Earnings per common
  and common equivalent
  share...............     $ 0.87           $ 0.79
                         ========         ========
Weighted average common
  and common equivalent
  shares..............     11,841           11,724
                         ========         ========


The accompanying notes are an integral part of the financial statements.

           Morrison Health Care, Inc. and Subsidiaries
                   Consolidated Balance Sheets

                                                    (In thousands)
                                         -----------------------------------
                                               May 31, 1997    June 1, 1996
                                         -----------------------------------
Assets
Current assets:
Cash and short-term investments..........          $ 3,751         $ 6,088
Receivables:
Trade, less allowance for doubtful
  accounts of $744 at May 31, 1997
  and $1,122 at June 1, 1996.............           16,387          17,650
Other....................................            4,884           4,985
Inventories..............................            2,686           2,662
Prepaid expenses.........................            1,006           1,616
Deferred income tax benefits.............            1,929           2,397
                                         -----------------  ----------------

Total current assets.....................           30,643          35,398
                                         -----------------  ----------------


Property and equipment - at cost:
Buildings and improvements...............            2,326           3,883
Equipment................................           14,017          11,346
                                         -----------------  ----------------
                                                    16,343          15,229
Less accumulated depreciation............            8,471           9,571
                                         -----------------  ----------------
                                                     7,872           5,658

Deferred income tax benefits.............            1,610           1,656
Cost in excess of net assets
  acquired, net..........................            4,582           4,736
Notes receivable.........................            3,817           4,940
Deferred charges.........................            2,830           2,833
Other assets.............................            6,253           5,880
                                         -----------------  ----------------
Total assets.............................          $57,607         $61,101
                                         =================  ================


Liabilities and Stockholders' Equity:
Current liabilities:
Accounts payable..........................         $10,381         $ 8,684
Short-term borrowings.....................               0           6,760
Accrued liabilities:
Taxes, other than income
  taxes..................................            1,546           1,609
Payroll and related costs................            4,133           3,117
Insurance................................            3,436           3,819
Other....................................            2,245           1,786
Income taxes payable.....................                0             935
Current portion of long-term debt........            5,011              11
                                         -----------------  ----------------
Total current liabilities................           26,752          26,721
                                         -----------------  ----------------

Long-term debt...........................           15,022          20,034
Other liabilities........................           10,205           9,630

Stockholders' equity:
Common stock, $0.01 par value
  (authorized 100,000 shares;
  issued: 1997 - 12,165 shares,
  1996 - 11,791 shares)..................              122             118
Capital in excess of par value...........            9,717           5,441
Unearned ESOP shares.....................           (3,517)              0
Retained earnings........................              647              86
                                         -----------------  ----------------
                                                     6,969           5,645

Less cost of treasury stock..............            1,341             929
                                         -----------------  ----------------
Total stockholders' equity...............            5,628           4,716
                                         -----------------  ----------------
Total liabilities and
  stockholders' equity...................          $57,607         $61,101
                                         =================  ================

The accompanying notes are an integral part of the financial statements.

                Morrison Health Care, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

                                              (In thousands)
                                    ------------------------------------------
                                              For the Fiscal Year Ended
                                    ------------------------------------------
                                    May 31, 1997   June 1, 1996   June 3, 1995
                                    ------------------------------------------
Operating activities:
Net income..........................    $ 10,286       $  9,280       $ 36,826
Adjustments to reconcile net income
  to net cash provided (used) by
  operating activities:
    Depreciation and amortization...       1,992          2,330          2,238
    Amortization of intangibles.....         153            152            153
    Gain on sale of B&I contracts
      and assets....................           0              0        (46,782)
    Other, net......................       1,066          1,172         (3,088)
    Deferred income taxes...........         514          4,927           (972)
    Loss on disposition of assets...          29            170          4,372
Changes in operating assets and
  liabilities:
Decrease in receivables.............       2,486          1,345          1,510
(Increase)/Decrease in inventories..         (24)           218            564
Decrease/(Increase) in prepaid and
  other assets......................         631         (2,005)         1,149
Increase/(Decrease) in accounts
  payable, accrued and other
  liabilities.......................       3,450        (12,112)       (25,488)
(Decrease)/Increase in income
  taxes payable.....................        (935)         6,928         (5,703)
                                    ------------------------------------------
Net cash provided (used) by
  operating activities..............      19,648         12,405        (35,221)
                                    ------------------------------------------
Investing activities:
Purchases of property and equipment.      (4,843)        (2,170)        (3,482)
Proceeds from disposal of assets....         459            387            674
Proceeds from sale of B&I
  contracts and assets..............           0              0        100,000
Other, net..........................      (1,456)           764         (2,121)
                                    ------------------------------------------
Net cash (used) provided by
  investing activities..............      (5,840)        (1,019)        95,071
                                    ------------------------------------------
Financing activities:
Proceeds from long-term debt........           0            800         19,200
Principal payments on long-
  term debt.........................         (11)           (11)        (4,619)
Net change in short-term
  borrowings........................      (6,760)         6,760              0
Proceeds from exercise of stock
  options and issuance of stock.....         679          1,544              0
Dividends paid......................      (9,725)        (2,403)             0
(Increase)/Decrease in Treasury
  Stock held by Deferred
  Compensation Plan.................        (412)            29              0
ESOP shares released................          84              0              0
Net transfers to Morrison
  Restaurants Inc...................           0        (12,749)       (78,975)
                                    ------------------------------------------
Net cash used by financing
  activities........................     (16,145)        (6,030)       (64,394)
                                    ------------------------------------------
(Decrease)/increase in cash and
  short-term investments............      (2,337)         5,356         (4,544)
Cash and short-term investments
at the beginning of the period......       6,088            732          5,276
                                    ------------------------------------------
Cash and short-term investments
  at the end of the period..........    $  3,751       $  6,088       $    732
                                    ==========================================

Supplemental disclosure of cash
  flow information-cash paid for:
    Interest........................    $  1,190       $  1,533       $    776
    Income taxes....................    $  8,000       $ 18,586       $ 32,764

The accompanying notes are an integral part of the financial statements.

                   Morrison Health Care, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders' Equity

                            (In thousands, except per share data)
                                   For the Fiscal Year Ended
                             ------------------------------------------------
                                 May 31, 1997      June 1, 1996   June 3,1995
                             ----------------   ----------------  -----------
                             Shares   Amounts   Shares   Amounts    Amounts
                             ----------------   ----------------  -----------
COMMON STOCK
Beginning balance............11,791  $   118         0  $     0      $     0
Shares issued pursuant to
  spin-off from Morrison
  Restaurants Inc............     0        0    11,678      117            0
Shares issued to ESOP........   255        3         0        0            0
Shares issued under Stock
  Incentive Plans............   119        1       113        1            0
                             ----------------   ----------------  -----------
Ending balance...............12,165      122    11,791      118            0
                             ----------------   ----------------  -----------

CAPITAL IN EXCESS OF PAR VALUE
Beginning balance............          5,441                  0            0
Shares issued to ESOP........          3,592                  0            0
Shares issued under Stock
  Incentive Plans............            678              1,543            0
Shares released from ESOP....              6                  0            0
Distribution of Morrison
  Restaurants Inc.'s
  investment in the Company
  to Morrison Restaurants
  Inc. shareholders..........              0              3,898            0
                             ----------------    ---------------   ----------
Ending balance...............          9,717              5,441            0
                             ----------------    ---------------   ----------

MORRISON RESTAURANTS INC. EQUITY INVESTMENT
Beginning balance............              0              9,015       51,164
Net income for the three
  quarters ending March 2,
  1996 and the year ended
  June 3, 1995...............              0              6,791       36,826
Cash transfers to Morrison
  Restaurants Inc............              0            (12,749)     (78,975)
Distribution of Morrison
  Restaurants Inc.'s
  investment in the Company
  to Morrison Restaurants
  Inc. shareholders..........              0             (3,057)           0
                             ----------------    ---------------   ----------
Ending balance...............              0                  0        9,015
                             ----------------    ---------------   ----------

UNEARNED ESOP SHARES
Shares issued to ESOP........  (255)  (3,595)                 0            0
Shares released from ESOP....     6       78                  0            0
                             ----------------    ---------------   ----------
Ending balance...............  (249)  (3,517)                 0            0
                             ----------------    ---------------   ----------

RETAINED EARNINGS
Beginning balance............             86                  0            0
Net income for the year
  ending May 31, 1997 and
  the quarter ending
  June 1, 1996...............         10,286              2,489            0
Cash dividends of $0.820
  for the year ending
  May 31, 1997 and $0.205
  per share for the quarter
  ending June 1, 1996........         (9,725)            (2,403)           0
                             ----------------    ---------------   ----------
Ending balance...............            647                 86            0
                             ----------------    ---------------   ----------


TREASURY STOCK (held by
  Deferred Compensation Plan)
Beginning balance............           (929)                 0            0
Distribution of Morrison
  Restaurants Inc.'s invest-
  ment in the Company to
  Morrison Restaurants Inc.
  shareholders...............              0               (958)           0
(Purchase)/Sale of Treasury
  Stock......................           (412)                29            0
                             ----------------    ---------------   ----------
Ending balance...............         (1,341)              (929)           0
                             ----------------    ---------------   ----------


TOTAL STOCKHOLDERS' EQUITY...         $5,628            $ 4,716      $ 9,015
                             ================    ===============   ==========



The accompanying notes are an integral part of the financial statements.



1. Summary of Significant Accounting Policies

Basis of Presentation

On March 9, 1996, Morrison Health Care, Inc. and Subsidiaries (the Company or MHCI) was spun off from Morrison Restaurants Inc.
(MRI). Prior to the spin-off, MHCI was a wholly owned health care contract food and nutrition business of MRI. Prior to August 8, 1994, the Company's operations included education, business and industry (B&I) contracts and assets. The B&I contracts and assets were sold on that date to Gardner Merchant Food Services, Inc. See Note 3 of Notes to Consolidated Financial Statements for more information. The accompanying financial statements have been prepared as if MRI's health care contract food and nutrition and B&I businesses had operated as a stand-alone entity for all fiscal years prior to 1997. Such statements include the assets, liabilities, revenues and expenses that are directly related to the Company's operations. They also include an allocation of certain assets, liabilities and general corporate expenses of MRI, such as executive payroll, legal, data processing and interest, which are related to the Company. Amounts were allocated on a specific identification method where appropriate and on a pro rata basis otherwise. Management believes the allocation methods used are reasonable.

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

Fiscal Year

The  Company's fiscal year ends on the first Saturday  after  May
30. The fiscal years ended May 31, 1997, June 1, 1996 and June 3, 1995 were comprised of 52 weeks. Starting in fiscal year 1998, the Company will change from a 52-53 week fiscal year to a 12-month fiscal year ending on May 31 each year.

Cash and Short-Term Investments

The Company's cash management program provides for the investment of excess cash balances in short-term money market instruments. Short-term investments are stated at cost, which approximates market. The Company considers marketable securities with a maturity of three months or less when purchased to be short-term investments.


Inventories

Inventories consist of materials, food supplies, china and silver and are stated at the lower of cost (first-in, first-out) or market.

Reclassifications

Certain  amounts  have been reclassified in  the  1996  and  1995 financial statements to conform with the 1997 financial statement presentation.

Property and Equipment and Depreciation

Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for kitchen and other equipment.

Intangible Assets

Excess of costs over the fair value of net assets acquired of purchased businesses generally is amortized on a straight-line basis over 40 years. At May 31, 1997 and June 1, 1996, the accumulated amortization for costs in excess of net assets acquired was $1.6 million and $1.4 million, respectively.

The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of each operating business acquired. Adjustments are made if the sum of expected future net cash flows is less than net book value. The Company believes that the remaining amounts of these assets have continuing value.

Revenue Recognition

Revenue is recognized upon performance of services. The Company operates under two major types of contracts, management fee and profit and loss. While actual services performed are the same, revenue recognition varies by type of contract based on the expenses and payroll paid by the Company. In a management fee account, revenue, in addition to the fee, is recognized only when the Company pays expenses or employees are on the Company's payroll. In a profit and loss account, where MHCI assumes the risk of profit or loss for the foodservice operation, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

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

Stock-Based Compensation

During fiscal year 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (FAS No. 123) which was effective for fiscal years beginning after December 15, 1995. Under the provisions of FAS No. 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", (APB No. 25) and related Interpretations. The Company has elected to continue to account for such plans under the provisions of APB No. 25 and to provide certain pro forma disclosures (see Note
10). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Earnings Per Share

Earnings per share (EPS) are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average shares for 1996 were determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share are not presented for 1995 because the Company was not publicly held prior to the Distribution date.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share", (FAS No. 128). The provisions of FAS No. 128 are applicable to reporting periods after December 15, 1997, and supersede Accounting Principles Board Opinion No. 15 "Earnings Per Share." Under FAS No. 128, basic EPS are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the
period.   Early application is not permitted.


Pre-Opening Expenses

Pre-opening costs, such as, salaries, personnel training costs and other expenses of opening a new account are often reimbursed by the client. In circumstances when they are not reimbursed, these costs are charged to expense as incurred.

Financial Instruments

The Company's financial instruments consist of cash and short-term investments, accounts and notes receivable, an interest rate swap and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets.

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

2. Distribution

On March 7, 1996, the shareholders of MRI approved the Distribution by MRI of all the outstanding shares of common stock of Morrison Health Care, Inc., a wholly owned subsidiary of MRI. The Board of Directors of MRI believed that the Distribution was in the best interests of MRI and its stockholders because the separation of MRI's three lines of business, among other things, (i) allowed management of each of the three companies to concentrate on its business and to reward management and employees based on the performance of its business; (ii) allowed each company to access the capital markets directly to raise capital; (iii) established a value for each company that is independent of the other businesses and provided investors and security analysts a clearer basis on which to understand and analyze the three businesses; and (iv) allowed MHCI to establish equity-based benefit plans which hold MHCI common stock.

The following Unaudited Pro Forma Consolidated Statements of Income have been prepared to illustrate certain estimated effects of the Distribution. These statements include adjustments for the effect of costs and expenses which might have been incurred had the Distribution occurred June 5, 1994. Adjustments are based on the assumptions set forth below the statement.

(In thousands, except per share data)
For the Fiscal Year Ended                 June 1, 1996                         June 3, 1995
                                           Unaudited                                 Unaudited
                                           Pro Forma     Unaudited                   Pro Forma     Unaudited
                              Historical   Adjustments   Pro Forma      Historical   Adjustments   Pro Forma
                              ----------   -----------   ---------      ----------   -----------   ---------
Revenues......................  $219,995      $     0     $219,995        $225,392   $        0     $225,392
Operating costs and expenses:
Operating expenses............   180,607            0      180,607         187,426            0      187,426
Selling, general and
  administrative..............    20,670        1,420(a)    22,090          18,946        1,567(a)    20,513
Restructuring cost............     1,398            0        1,398               0            0            0
Asset impairment..............       193            0          193               0            0            0
Net gain on sale/closure of
  B&I accounts................         0            0            0         (46,782)           0      (46,782)
Interest expense, net.........     1,116          400(b)     1,516             507            0          507
                              ----------   -----------   ---------      ----------   -----------   ---------
                                 203,984        1,820      205,804         160,097        1,567      161,664
                              ----------   -----------   ---------      ----------   -----------   ---------
Income before provision
  for income taxes............    16,011       (1,820)      14,191          65,295       (1,567)      63,728
Provision for federal and
  state income taxes..........     6,731         (760)(c)    5,971          28,469         (683)(c)   27,786
                              ----------   -----------   ---------      ----------   -----------   ---------
Net income....................    $9,280      $(1,060)      $8,220         $36,826      $  (884)    $ 35,942
                              ==========   ===========   =========      ==========   ===========   =========

Earnings per common and
  common equivalent share.....                              $ 0.70                                  $   3.00
Weighted average common and
  common equivalent shares....                              11,811(d)                                 11,974(d)


The pro forma adjustments to the accompanying historical statements of income for the fiscal years ended June 1, 1996 and June 3, 1995 are described below:


     (a)    To   record  the  increase  in  selling,  and  general   and
            administrative expenses which presumably would have been incurred by MHCI had MHCI been a separate and stand-alone entity.

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

     (d) The number of equivalent shares for periods prior to the spin-off is based on the number of MRI's common and common equivalent shares adjusted for the 1 for 3 distribution ratio.


Unaudited Pro Forma quarterly financial results for the years ended June 1, 1996 and June 3, 1995 are summarized below. All quarters are composed of 13 weeks.

                                       (In thousands, except per share data)
                                  --------------------------------------------------------
                                      For the Fiscal Year Ended June 1, 1996
                                  --------------------------------------------------------
                                  First        Second      Third       Fourth
                                  Quarter      Quarter     Quarter     Quarter    Total
                                  --------     -------     --------    --------   --------
Revenues..........................$ 56,289    $ 56,592     $ 54,224    $ 52,890   $219,995
                                  ========    ========     ========    ========   ========
Gross profit*.....................$ 10,273    $ 10,800     $  8,417    $  9,898   $ 39,388
                                  ========    ========     ========    ========   ========
Income before restructuring
  cost, asset impairment
  and income taxes................$  4,926    $  4,378     $  2,187    $  4,291   $ 15,782
Restructuring cost................       0           0       (1,398)          0     (1,398)
Asset impairment..................       0           0         (193)          0       (193)
                                  --------    --------     --------    --------   --------
Income before income taxes........   4,926       4,378          596       4,291     14,191

Provision for federal and
  state income taxes..............   2,032       1,887          250       1,802      5,971
                                  --------    --------     --------    --------   --------
Net income........................$  2,894    $  2,491     $    346    $  2,489   $  8,220
                                  ========    ========     ========    ========   ========
Earnings per common and
  common equivalent share:
    Before restructuring
    cost and asset impairment.....$   0.24    $   0.22     $   0.11    $   0.21   $   0.78
    Restructuring cost and
      asset impairment............    0.00        0.00        (0.08)       0.00      (0.08)
                                  --------    --------     --------    --------   --------
   Total..........................$   0.24    $   0.22     $   0.03    $   0.21   $   0.70
                                  ========    ========     ========    ========   ========


For the fiscal year ended June 3, 1995:
Revenues..........................$ 53,971    $ 56,578     $ 56,578    $ 58,265   $225,392
                                  ========    ========     ========    ========   ========

Gross profit*.....................$  8,594    $  9,585     $  8,857    $ 10,930   $ 37,966
                                  ========    ========     ========    ========   ========

Income before income taxes........$ 50,575**  $  4,965     $  2,956    $  5,232   $ 63,728
Provision for federal and
  state income taxes..............  22,495       1,999        1,185       2,107     27,786
                                  --------    --------     --------    --------   --------
Net income........................$ 28,080    $  2,966     $  1,771    $  3,125   $ 35,942
                                  ========    ========     ========    ========   ========

Earnings per common and
  common equivalent share***......$   2.30    $   0.26     $   0.17    $   0.27   $   3.00
                                  ========    ========     ========    ========   ========

*     The Company defines gross profit as revenues less operating expenses.
**    Includes a pretax gain of $46,782 realized upon the sale of B&I.
*** The sale of B&I contributed earnings per share of $2.12 in the first quarter.


3.  Sale of the Education, Business  and Industry Contracts and Assets

On August 8, 1994, the Company sold certain education, business and industry (B&I) contracts and assets to Gardner Merchant Services, Inc., for a cash payment of $100 million. The remaining B&I accounts were closed. The sale of the B&I accounts and the discontinuance of the remaining accounts resulted in a pretax gain of $46.8 million, or $25.8 million after applicable taxes.

4.  Notes Payable

Notes payable consists of the following:

                                                          (In thousands)
                                                   ---------------------------
                                                         Fiscal Year Ended
                                                   ---------------------------
                                                   May 31, 1997   June 1, 1996
                                                   ------------   ------------
6.7% Term note due in equal quarterly
  installments of $1,250 from 1998-2001...........      $20,000        $20,000
Other notes and mortgages.........................           33             45
                                                   ------------   ------------
                                                         20,033         20,045
Less current maturities...........................        5,011             11
                                                   ------------   ------------
                                                        $15,022        $20,034
                                                   ============   ============

Aggregate maturities of long-term borrowings over the next five years are as follows: 1998 - $5,011; 1999 - $5,011; 2000 - $5,011; 2001 -
$5,000 and 2002 - $0.

In March 1996, the Company entered into a five-year $50 million credit facility with various banks. The credit facility includes a $30 million revolving line of credit which allows the Company to borrow under various interest rate options. Commitment fees of 0.25% per annum are payable on the unused portion of the credit facility. At May 31, 1997, the Company did not have any borrowings under the revolver. The balance of the $50 million credit facility, $20 million, is a term note which will be repaid in quarterly installments of $1.25 million commencing June 30, 1997. In order to control the interest cost on the term note, the Company entered into an interest rate swap agreement. This swap agreement effectively fixes the interest rate at 6.7% per annum for the period of the term note.

In addition, the Company had uncommitted demand lines of credit amounting to $5 million. At May 31, 1997, the Company did not have any borrowings outstanding under these lines.

The   credit   facility  contains  certain  restrictions  on   incurring
additional indebtedness and certain funded debt, net worth and fixed charge coverage requirements.



5. Rents

Under the terms of certain of its contracts, the Company is required to make rent payments to its health care institution customers. These contracts may provide for additional contingent rents based upon sales volume and contain options to renew. Generally, the underlying contracts can be canceled upon 60-90 days notice.

Rental expense pursuant to contracts is summarized as follows:

                                                     (In thousands)
                                         -----------------------------------
                                               For the Fiscal Year Ended
                                         -----------------------------------
                                          May 31,     June 1,     June 3,
                                            1997        1996        1995
                                         --------    --------    --------
Minimum rent............................. $1,206      $1,168      $1,585
Contingent rent..........................    459         291       2,497
                                         --------    --------    --------
                                          $1,665      $1,459      $4,082
                                         ========    ========    ========

6.  Income Taxes


The components of income tax expense are as follows:

                                                 (In thousands)
                                        ------------------------------
                                           For the Fiscal Year Ended
                                        ------------------------------
                                          May 31,    June 1,    June 3,
                                            1997       1996       1995
                                        --------    -------    -------


Current:
Federal.................................  $5,960     $1,479    $24,486
State...................................     816        325      4,955
                                        --------    -------    -------
                                           6,776      1,804     29,441
Deferred:
Federal.................................     440      4,127       (812)
State...................................      74        800       (160)
                                        --------    -------    -------
                                             514      4,927       (972)
                                        --------    -------    -------
                                          $7,290     $6,731    $28,469
                                        ========    =======    =======


Deferred tax assets and liabilities are comprised of the following:

                                                 (In thousands)
                                      ----------------------------------
                                               Fiscal Year Ended
                                      ----------------------------------
                                      May  31, 1997         June 1, 1996
                                      ----------------------------------

Deferred tax assets:
Employee benefits....................     $3,547               $3,106
Insurance reserves...................      1,841                2,196
Bad debt reserve.....................        293                  447
Other................................        438                  554
                                     --------------       --------------
Total deferred tax assets............      6,119                6,303
                                     --------------       --------------


Deferred tax liabilities:
Depreciation........................         254                 239
Retirement plans....................         452                 448
Prepaid deductions..................         133                 209
Other...............................       1,741               1,354
                                     --------------       --------------
Total deferred tax liabilities.......      2,580               2,250
                                     --------------       --------------
Net deferred tax asset...............     $3,539              $4,053
                                     ==============       ==============

FAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income will be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company and, therefore, a valuation allowance has not been established.

6.  Income Taxes (continued)

A reconciliation from the statutory federal income tax expense to the reported income tax expense is shown below:
                                                 (In thousands)
                                        ------------------------------
                                           For the Fiscal Year Ended
                                        ------------------------------
                                          May 31,    June 1,    June 3,
                                            1997       1996       1995
                                        --------    -------    --------

Statutory federal income taxes.......... $6,152      $5,604     $22,853
State income taxes net of
  federal income tax benefit............    804         732       2,868
Tax credits.............................      0           0        (346)
B&I divestiture items...................      0           0       2,575
Other, net..............................    334         395         519
                                        --------    -------    --------
                                         $7,290      $6,731     $28,469
                                        ========    =======    ========

The effective income tax rate was 41.5%, 42.0% and 43.6% in 1997, 1996 and 1995, respectively. The high effective income tax rate in fiscal year 1995 was due to the nondeductibility of acquired goodwill disposed of in connection with the divestiture of the B&I accounts.

In connection with the Distribution, the Company entered into a tax allocation agreement with Morrison Fresh Cooking, Inc. (MFC) and Ruby Tuesday, Inc. (RTI). This agreement provided that the Company will pay its share of RTI's consolidated tax liability for the periods in which the Company was included in MRI's consolidated federal income tax return. It also provides for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the date of Distribution.

7.  Employee Benefit Plans

Salary Deferral Plan

Under the Morrison Health Care, Inc. Salary Deferral Plan, each eligible employee may elect to make pretax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pretax contribution of at least 2% may elect to make after tax contributions not in excess of 10% of annual earnings. The Company's contribution to the Plan is based on the employee's pretax contribution and years of service. After three years of service (including service with MRI prior to the Distribution), the Company contributes 20% of the employee's pretax contribution, 30% after ten years of service, and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund will be paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pretax and after tax contributions, subject to certain restrictions. Under the provisions of the plan, highly compensated employees, as defined by the Internal Revenue Code, are limited to contributions of 3% and receive a maximum of a 20% match. The Company's contributions to the trust fund approximated $257,000, $244,000 and $349,000 for 1997, 1996 and 1995,
respectively.

During fiscal year 1997, the Company began sponsorship of an employee stock ownership feature (ESOP) covering participants in the Salary Deferral Plan. The Company loaned the Plan $3.6 million ($3.5 million outstanding at May 31, 1997) to purchase approximately 255,000 shares of common stock, at an interest rate of 5.47%. The loan is payable in 120 monthly installments of principal and interest. The Company makes monthly contributions sufficient to cover principal and interest on the loan made to the Plan. Shares are released and allocated to participant accounts monthly as loan repayments are made.

The Company adopted the provisions of AICPA Statement of Position No. 93-6 which requires that compensation expense be measured based on the fair
value  of  the shares over the period the shares are earned.   Dividends
paid on unallocated shares held by the Plan are used to make principal and interest payments and are not charged to retained earnings, and shares not yet committed to be released are not considered outstanding in the calculation of earnings per share. The fair value of unearned shares at May 31, 1997 was approximately $4,046,000.

Deferred Compensation Plan

The Company maintains the Morrison Health Care, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. Differences include employees who are eligible to participate and different limitation amounts on deferral elections that may be made by participants. The Company's contributions under the Plan approximated $125,000, $137,000 and $196,000, for 1997, 1996 and 1995, respectively.
Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company; therefore, all earnings and expenses are recorded in the Company's financial statements. The net of the MHCI rabbi trust's earnings and losses is recorded as additional liability to the participants and is considered to be interest expense to the Company. The Company recorded interest income of $17,000 and interest expense of $12,000 for this Plan in 1997 and 1996, respectively. Assets of the Plan approximated $4,667,000 at May 31, 1997 and $4,327,000 at June 1, 1996 and includes $1,341,000 and $929,000, respectively, of MHCI common stock which is accounted for as treasury stock at cost.

Retirement Plan

The Retirement Plan was frozen by RTI (formerly Morrison Restaurants Inc.) on December 31, 1987 and will remain part of RTI. No additional benefits accrued and no new participants entered the Plan after that date. The Company will continue to share in future expenses of the Plan. Participants will receive benefits based upon salary and length of service. The Plan's assets include common stock, fixed income securities, short-term investments and cash. There were no contributions made to the Plan in 1997, 1996 or 1995.

Executive Supplemental Pension Plan

Under the Morrison Health Care, Inc. Executive Supplemental Pension Plan, employees with average compensation of at least $120,000 and who have completed five years (including service with MRI prior to the Distribution) in a qualifying position become eligible to earn supplemental retirement payments based upon salary and length of service (including service as part of MRI prior to the Distribution), reduced by Social Security benefits and amounts otherwise receivable under the Retirement Plan.

Management Retirement Plan

Under the Morrison Health Care, Inc. Management Retirement Plan, individuals who have 15 years of credited service (including service with MRI prior to the Distribution) and whose average annual compensation for the immediately preceding three calendar years equaled or exceeded $40,000, become participants. Participants receive benefits based upon salary and length of service (including service with MRI prior to the Distribution), reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.

To provide a funding source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns whole-life insurance contracts on some of the participants. The cash value of these policies, net of loans, was $1,256,000 at May 31, 1997 and $873,000 at June 1, 1996. The policies have been placed in a rabbi trust which will hold the policies and death benefits as they are received.

The following table presents the components of pension expense, the funded status and amounts recognized in the Company's financial statements for the Retirement Plan, the Executive Supplemental Pension Plan and the Management Retirement Plan.

7.  Employee Benefit Plans (continued)

(In thousands)

                                                                        Accumulated Benefits Exceed Assets -
                               Assets Exceed Accumulated Benefits -      Executive Supplemental Pension Plan
                                      Retirement Plan                       and Management Retirement Plan
                               ----------------------------------       ------------------------------------
For the Fiscal Year Ended
                               May 31,     June 1,     June 3,           May 31,      June 1,      June 3,
                                1997        1996        1995              1997         1996         1995
                               ----------------------------------       ------------------------------------
Components of pension
  (income)/expense:
    Service cost...............$    0     $    0       $    0             $    81       $   63     $    82
    Interest cost..............   341        354          544                 230          251         315
Actual return on plan assets...  (700)      (833)        (174)                  0            0           0
Amortization and deferral......   341        526         (413)                122          122         141
Curtailment loss...............     0          0            0                   0            0         288
Settlement loss (gain).........     0          0          115                   0            0        (162)
Other..........................     0          0            0                   0            0         102
                               ----------------------------------      -------------------------------------
                               $  (18)    $   47       $   72             $   433       $  436     $   766
                               ==================================      =====================================
Plan assets at fair value......$4,859     $4,766       $6,679             $     0       $    0     $     0
                               ==================================      =====================================

Actuarial present value of
  projected benefit
  obligations:
    Accumulated benefit
    obligations:
      Vested................... 4,210      4,691        6,532               1,950        1,606       3,919
      Nonvested................     0          0            0                   0            0           9
Provision for future salary
  increases....................     0          0            0               1,296        1,116       1,009
                               ----------------------------------      -------------------------------------
Total projected benefit
  obligations.................. 4,210      4,691        6,532               3,246        2,722       4,937
                               ----------------------------------      -------------------------------------
Excess (deficit) of plan
  assets over projected
  benefit obligations..........   649         75          147              (3,246)      (2,722)     (4,937)
Unrecognized net loss (gain)      150        642        1,300                 258          216        (302)
Unrecognized prior service
  cost.........................     0          0            0                 289          351         760
Unrecognized net transition
  obligations..................   348        412          714                 576          541       1,133
Additional minimum liability...     0          0            0                (452)        (376)       (660)
                               ----------------------------------      -------------------------------------
Prepaid (accrued) pension
   cost........................$1,147     $1,129       $2,161             $(2,575)     $(1,990)    $(4,006)
                               ==================================      =====================================

The weighted average discount rate for all three plans was 8.25%, 7.75% and 8.5% for 1997, 1996 and 1995, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan was 4% for 1997, 1996 and 1995. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years.


8.  Postretirement Benefits Other Than Pensions

The Company provides health care benefits and life insurance benefits to eligible retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement health care and life insurance benefits during the years an employee provides services.

The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's balance sheet are as follows:

                                                           (In thousands)
                                               ----------------------------------
                                                       Fiscal Year Ended
                                               ----------------------------------
                                               May  31, 1997       June 1, 1996
                                               ----------------------------------
Retirees.......................................     $1,609               $1,591
Fully eligible active plan participants........        202                  196
Other active plan participants.................        123                  117
                                               ----------------------------------
Accumulated postretirement benefit obligation..      1,934                1,904
Unrecognized net loss..........................       (328)                (409)
                                               ----------------------------------
Accrued postretirement benefit cost............     $1,606               $1,495
                                               ==================================

The postretirement benefit cost is as follows:
                                                (In thousands)
                                        -------------------------------
                                           For the Fiscal Year Ended
                                        -------------------------------
                                          May 31,    June 1,    June 3,
                                            1997       1996       1995
                                        --------    -------    --------

Service cost............................     $7         $8          $7
Interest cost...........................    140        155         104
Amortization of unrecognized net loss...     23         28          32
                                        --------    -------    --------
Postretirement benefit cost.............   $170       $191        $143
                                        ========    =======    ========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because the Company has frozen current and future contribution levels. Increases in health care cost due to factors such as inflation, changes in health care utilization or delivery patterns, technological advances and changes in the health status of plan participants will be borne by the participants. Measurement of the accumulated postretirement benefit obligation was based on an assumed 8.25%, 7.75% and 8.50% discount rate for fiscal years 1997, 1996 and 1995, respectively.


9.  Preferred Stock

Under  its  Certificate of Incorporation, the Company is  authorized  to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 1997. The Board of Directors has designated 50,000 of such shares as
Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price to be determined, but substantially above the expected trading price. The rights will expire ten years after the date such rights are issued, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.



10.  Stock Incentive Plans

Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to Management, key employees and outside directors to purchase shares of Company stock. The Morrison Health Care, Inc. 1996 Stock Incentive Plan and the Morrison Health Care, Inc. 1996 Non-Executive Stock Incentive Plan (the Plans) are administered by a Committee, appointed by the Board, which has complete discretion to determine participants and the terms and provisions of stock incentives, subject to the Plans. The Plans permit the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plans have been at the prevailing market value at the time of issue or grant. All options granted have five or ten year terms and become exercisable at the end of two or three years of continued employment.

At May 31, 1997, the Company had reserved a total of 804,376 shares of common stock under the Company's 1996 Stock Incentive Plan. At the June 1997 meeting of the Board of Directors, an additional 900,000 shares of common stock was reserved for this Plan, subject to stockholder approval.

In March 1997, the Board of Directors approved a resolution to offer the Company's non-executive employees the opportunity to reprice certain options which were originally granted under the Company's 1996 Non-Executive Stock Incentive Plan. The repricing occurred on March 25, 1997, and resulted in the cancellation of approximately 290,000 options and the granting of approximately 174,000 new options with an exercise price equal to $13.125, the closing price on March 24,1997. The canceled options were replaced with fewer new options in accordance with a formula to result in economic equivalence between the old and new options. The new options were granted with two year vesting periods and ten year terms.

At May 31,1997, the Company had reserved a total of 2,582,127 shares of common stock for this Plan.

The Morrison Health Care, Inc. Stock Incentive and Deferred Compensation Plan for Directors provides nonmanagement directors with opportunities to defer the receipt of their retainer fees or to allocate their retainer fees to purchase shares of the Company. In general, the Plan sets a target ownership level for nonmanagement directors. To facilitate attaining the target ownership level, the Plan provides that the directors must use 60% of their retainer to purchase shares of the Company. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months vest and become exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant. During 1997, 3,782 shares were issued under the Plan. Pursuant to this Plan, a one-time restricted stock award totaling 5,000 shares was made in fiscal year 1997 to a nonmanagement director. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At May 31, 1997, the Company had reserved 85,251 shares of common stock for this Plan.

Under the terms of the Distribution, holders of MRI stock options received adjusted, substitute options in MHCI, MFC and RTI which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original MRI options prior to the Distribution. For FAS No. 123 disclosure purposes, these options, if granted in fiscal year 1996, were valued as of the original grant date.

The Company applies APB No. 25 and related interpretations in accounting for its stock incentive plans. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.6% and 6.0%; volatility factors of .19 and .22; dividend yields of 4.3% and 4.7%; and weighted average expected lives of 7.6 and 4.8 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except earnings per share amounts):

                                       For the Fiscal Year Ended
                                     ------------------------------
                                     May 31,                 June 1,
                                      1997                    1996
                                     ------                 -------
Pro forma net income                 $9,618                  $9,157
Pro forma earnings per share         $ 0.82                  $ 0.78


The effects of applying FAS No. 123 in this pro forma disclosure are not indicative of future amounts. FAS No. 123 does not apply to awards made prior to fiscal year 1996, and additional awards are anticipated.

A summary of the Company's stock option activity and related information for the years ended May 31, 1997 and June 1, 1996 follows:

                                      May 31, 1997           June 1, 1996
                                ---------------------   --------------------
                                            Weighted                Weighted
                                            Average                 Average
                                 Options    Exercise    Option      Exercise
                                  (000)     Price        (000)      Price
                                --------    --------    ------      --------


Outstanding - Beginning of year.  2,368    $15.97           0       $  0.00
Converted MRI options...........      0      0.00       1,493         15.55
Granted.........................    493     13.21         950         16.50
Exercised.......................   (200)     9.69         (57)        11.38
Forfeited.......................   (354)    16.78         (18)        24.44
---------------------------------------------------------------------------
Outstanding - End of year.......  2,307    $15.82       2,368        $15.97
===========================================================================
Exercisable at end of year......  1,068    $15.95       1,056        $14.52
===========================================================================

Weighted average fair value
of options granted during
the year........................            $1.89                     $2.70
===========================================================================
Shares available for future
   grants.......................  1,164                 1,305
===========================================================================


The following table summarizes information about stock options outstanding at the end of:

                             May 31, 1997
                          Options Outstanding              Options Exercisable
                   -----------------------------------   ----------------------
                                            Weighted
                                Weighted    Average                    Weighted
Range of                        Average     Remaining                  Average
Exercise           Number       Exercise    Contractual  Number        Exercise
Prices             Outstanding  Price       Life         Exercisable   Price
-------------------------------------------------------------------------------

$ 8.98 - $13.13        676        $12.16      5.96          317        $11.15
$13.50 - $15.75        596        $14.56      2.70          475        $14.62
$16.50 - $16.50        622        $16.50      3.84            0        $ 0.00
$17.03 - $31.59        413        $22.61      2.40          276        $23.72
-------------------------------------------------------------------------------
                     2,307        $15.82      3.91        1,068        $15.95
===============================================================================


11.  Contingencies

At May 31, 1997, the Company was contingently liable for approximately $6.4 million in letters of credit, issued primarily in connection with its Workers' Compensation and Casualty insurance programs.

The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.

Prior to the Distribution, the Company entered into an agreement with MFC and RTI providing for assumptions of liabilities and cross-indemnities designed to allocate generally, among the three companies, effective as of the Distribution date, financial responsibility for liabilities arising out of or in connection with business activities prior to the Distribution. No significant amounts were incurred under this agreement during fiscal year 1997 or 1996.


12.  Supplemental Quarterly Financial Data (Unaudited)

Quarterly financial results for the years ended May 31, 1997 and June 1, 1996 are summarized below. All quarters are composed of 13 weeks. Amounts presented are in thousands.


                                   First      Second     Third    Fourth
                                   Quarter    Quarter    Quarter  Quarter     Total
                                   ===================================================
For the year ended May 31, 1997
Revenues...........................$52,658    $54,355    $57,483   $56,515    $221,011
                                   ===================================================
Gross profit*......................$ 9,634    $10,291    $ 9,416   $10,437    $ 39,778
                                   ===================================================
Income before income taxes.........$ 4,619    $ 4,648    $ 3,695   $ 4,614    $ 17,576
Provision for federal and state
  income taxes.....................  1,923      1,922      1,533     1,912       7,290
                                   ---------------------------------------------------
Net income.........................$ 2,696    $ 2,726    $ 2,162   $ 2,702    $ 10,286
                                   ===================================================
Earnings per common and common
  equivalent share.................$  0.23    $  0.23    $  0.18   $  0.23    $   0.87

For the year ended June 1, 1996:
Revenues...........................$56,289    $56,592    $54,224   $52,890    $219,995
                                   ===================================================
Gross profit*......................$10,326    $10,747    $ 8,417   $ 9,898    $ 39,388
                                   ===================================================
Income before income taxes.........$ 5,677    $ 4,827    $ 1,216   $ 4,291    $ 16,011
Provision for federal and state
  income taxes.....................  2,342      2,082        505     1,802       6,731
                                   ---------------------------------------------------
Net income.........................$ 3,335    $ 2,745    $   711   $ 2,489    $  9,280
                                   ===================================================

*The Company defines gross profit as revenue less operating expenses.

Common Stock Market Prices and Dividends

Morrison Health Care, Inc. common stock is publicly traded on the New York Stock Exchange (NYSE) under the ticker symbol MHI. The following table sets forth the reported high and low prices on the NYSE or the high and low bid prices for each quarter during fiscal years 1997 and 1996.

                                   First       Second     Third      Fourth
                                   Quarter     Quarter    Quarter    Quarter    Total
                                   ---------------------------------------------------
1997 market price per share:
  High.............................$15.000     $14.375    $14.875    $16.500
  Low..............................$11.125     $10.750    $13.250    $13.000

1996 market price per share

  High.............................  N/A          N/A       N/A      $18.375
  Low..............................  N/A          N/A       N/A      $13.750


Cash dividends on the common stock of Morrison Health Care, Inc. were paid during each quarter of fiscal years 1997 and 1996 as follows:

1997 cash dividends per share.......$0.205      $0.205     $0.205    $0.205     $0.820
1996 cash dividends per share......   N/A          N/A        N/A    $0.205     $0.205

On  June 26, 1997, the Company's Board of Directors declared a quarterly
dividend   of  $0.205  per  share  payable  July  31,  1997,  to   5,737
shareholders of record on July 11, 1997.








                     Report of Independent Auditors


Stockholders and Board of Directors
Morrison Health Care, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Morrison Health Care, Inc. and Subsidiaries as of May 31, 1997 and June 1, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Health Care, Inc. and Subsidiaries at May 31, 1997 and June 1, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.


/s/ERNST & YOUNG LLP

Atlanta, Georgia
June 19, 1997




The Board of Directors     Transfer Agent, Registrar,    Annual Meeting
                           Dividend Disbursing Agent     The annual meeting of
John B. McKinnon           and Dividend Reinvestment     Stockholders will be
Chairman of the Board,     Plan Administrator            held Tuesday,
Former Dean, Babcock       AmSouth Bank, N.A.            September 23, 1997,
Graduate School of         Post Office Box 11426         starting at 1:00
Management,Wake Forest     Birmingham, AL  35202         p.m., EDT, at the
University and Former                                    Renaissance Atlanta
President, Sara Lee        Dividend Reinvestment Plan    Hotel-Concourse, One
Corporation                For information contact the   Hartsfield Centre
                           Shareholders Relations        Parkway, Atlanta,
Glenn A. Davenport         Department or the Dividend    GA  30354.
President and Chief        Reinvestment Plan
Executive Officer          Administrator.                Officers of the
                                                         Company
Claire L. Arnold (1, 2)    Independent Auditors          Glenn A.Davenport
Former Chief Executive     Ernst & Young LLP             President and Chief
Officer NCC L.P.           600 Peachtree Street          Executive Officer
                           Atlanta, GA  30308
E. Eugene Bishop (1, 2)                                  K. Wyatt Engwall
Former Chairman of the     Legal Counsel                 Senior Vice
Board and Chief Executive  Powell, Goldstein, Frazer &   President, Finance
Officer of Morrison        Murphy, LLP                   and Assistant
Restaurants Inc.           191 Peachtree Street, N.E.    Secretary
                           Atlanta, GA  30303
Fred L. Brown (1, 2)                                     John E. Fountain
President and Chief        Common Stock                  Vice President,
Executive Officer,         The Common Stock of           General Counsel
BJC Health Systems         Morrison Health Care, Inc.    and Secretary
                           is traded on the New York
                           Stock Exchange.               Carolyn L. Kolesar
Arthur R. Outlaw, Jr.      (NYSE symbol: MHI)            Senior Vice President
(1, 2)
Chairman of the Board      Executive and Operating       Frances G. Michels
and Chief Executive        Offices                       Senior Vice
Officer of Marshall        1955 Lake Park Dr. SE,        President, Support
Biscuit Company.           Suite 400                     Services
                           Smyrna, GA  30080
Dr. Benjamin F. Payton     770-437-3300                  Jerry D.Underhill
(1, 2)                                                   Senior Vice
President, Tuskegee        Form 10-K Information         President, Sales and
University                 A copy of the Company's       Marketing
                           annual report on Form 10-K,
Committees of the Board    excluding exhibits, filed
                           with the Securities and
1. Compensation and        Exchange Commission, will
    Stock Option*          be furnished to any
2. Audit*                  shareholder without
                           charge upon written
* Comprised entirely of    request to the Shareholders
nonemployee Board          Relations Department,
Members                    1955 Lake Park Dr. SE,
                           Suite 400
                           Smyrna, GA  30080.