Form 10-K/A, Exhibit 13
period 1998-05-31
MORRISON HEALTH CARE INC
filed 1998-09-03
CIK 1007507

EXHIBIT 13


Morrison Financials



1998 Financial Review
Morrison Health Care, Inc. and Subsidiaries



Selected Financial Data..........................................14

Management's Discussion and Analysis of
Financial Condition and Results of Operations....................15

Consolidated Financial Statements................................18

Notes to Consolidated Financial Statements.......................22

Report of Independent Auditors...................................32

Directors and Officers...........................................33

Shareowner Information...........................................33



Selected Financial Data
Morrison Health Care, Inc. and Subsidiaries

The following table summarizes certain selected financial information with respect to Morrison Health Care, Inc. (the Company or MHCI) and is derived from the Financial Statements of MHCI. The Selected Financial Data of MHCI is presented as if MHCI had been a separate entity for fiscal years 1996, 1995 and 1994. The financial information presented below for 1996, 1995 and 1994, may not be indicative of MHCI's future performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements of MHCI and notes thereto, and the Unaudited Pro Forma Financial Information of MHCI included in Note 2 of the Notes to Consolidated Financial Statements. Weighted average shares for 1996 were determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share and dividend data have not been presented for fiscal years 1995 and 1994 as MHCI was not a separate publicly held company prior to March 1996.


Net income for fiscal year 1994 includes the results of education, business and industry ("B&I") operations which were sold in fiscal year 1995. Net income for fiscal year 1995 includes an after-tax gain of $25.8 million from the sale of certain B&I contracts and assets to Gardner Merchant Services, Inc. for a cash payment of $100 million. The remaining B&I accounts were closed.


                                                                 For the fiscal year+
                                                -----------------------------------------------------

(in thousands, except per share data)               1998       1997       1996        1995       1994
                                                -----------------------------------------------------
Consolidated statements of income data:
  Managed volume (estimated and unaudited)..... $504,400   $464,800   $435,600    $408,300          *
  Revenues..................................... $250,371   $221,011   $219,995    $225,392   $461,780
  Income before provision for income taxes..... $ 19,065   $ 17,576   $ 16,011    $ 65,295   $ 21,588
  Provision for federal and state income taxes.    7,513      7,290      6,731      28,469      8,351
  Net income................................... $ 11,552   $ 10,286   $  9,280    $ 36,826** $ 13,237

  Earnings per share - Basic................... $   0.97   $   0.87   $   0.79
  Earnings per share - Diluted................. $   0.95   $   0.87   $   0.79

  Weighted average common shares - Basic.......   11,938     11,785     11,673
  Net dilutive effect of stock options and
    nonvested stock awards.....................      254         56         51
                                                --------  ---------   --------
  Weighted average common shares - Diluted.....   12,192     11,841     11,724
                                                ========  =========   ========

   + Fiscal year 1998 is a 12-month year. Fiscal years 1997, 1996, 1995 and 1994 are composed of 52 weeks.
   * Fiscal year 1994 information is not presented because it included B&I information.
** Includes an after-tax gain of $25.8 million from the sale of the B&I operations.

Other Financial Data:
      Total assets............................. $  84,374   $  60,203 $  61,101   $  69,028   $105,964
      Long-term debt........................... $  31,690   $  15,022 $  20,034   $  19,245   $  3,128
      Stockholders' equity..................... $   8,372   $   5,628 $   4,716   $   9,015   $ 51,164
      Cash dividends per share of common stock. $    0.82   $    0.82 $   0.205***        -          -
      Working capital.......................... $   7,344   $   3,891 $   8,677   $  13,318   $  9,239
      Current ratio............................     1.2:1       1.1:1     1.3:1       1.5:1      1.2:1

***Dividends were not paid prior to the fourth quarter of fiscal year 1996.



Management's Discussion and Analysis of Financial Condition and Results of Operations


Morrison Health Care, Inc. and Subsidiaries

This discussion should be read in conjunction with the Financial Statements and related notes found on pages 18 to 31.

RESULTS OF OPERATIONS
Effects of Distribution on Results of Operations
Effective March 9, 1996, Morrison Health Care, Inc. (the Company or MHCI) was spun-off (the Distribution) from Morrison Restaurants Inc. (MRI), becoming an independent corporation trading under the symbol MHI on the New York Stock Exchange. Management believes that the Distribution (see Note 2 of the Notes to Consolidated Financial Statements) has had a material impact on the results of operations due to the added separate company costs that are incurred by MHCI. The estimated effect of the Distribution on the results of operations of MHCI for the fiscal year ended June 1, 1996, is presented in the Unaudited Pro Forma Financial Information on pages 23 to 24. Such pro forma financial information is presented as if the Distribution had been effective as of June 3, 1995.

1998 Compared To 1997

Overview
In MHCI's second full year as an independent company, fiscal year 1998 again demonstrated strong financial results, with increases in managed volume, revenue, operating profit and net income. The accomplishments are due to continued focus on cost reductions in all accounts, growth in existing accounts, strong new account sales, and the acquisitions of Drake Management Services, Inc. (January 1998) and Spectra Services, Inc. (March 1998) in the senior living market. (See Note 3 of the Notes to Consolidated Financial Statements for more information.)
      MHCI is the only national, publicly held company which specializes exclusively in health care food and nutrition services. MHCI's client base includes some of the largest and most prestigious hospitals in the United States.

Managed Volume/Revenue
The Company performs its services pursuant to one of two types of contracts, either management fee or profit and loss. While actual services performed are the same, revenue recognition varies by type of contract. In a management fee account, MHCI manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenues and fees are recognized for the amount of the contractually agreed-upon management fee plus any earned incentives plus the amount of any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MHCI assumes the risk of profit or loss for the foodservice operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors. Because of the difference between the amount of revenue that is reported for the fee account (net management fees plus reimbursed expenses) and the profit and loss account (gross revenues of meal sales), Management uses the concept of managed volume to evaluate the Company's true growth. Managed volume is defined by MHCI as the total cost of operating the foodservices, regardless of which type of contract exists with the client. Management believes managed volume is a better indicator of performance because it measures total activity from all client accounts and provides an indication of what gross revenues would be if the Company performed all services pursuant to profit and loss contracts.
      Managed volume increased $39.6 million or 8.5% in fiscal year 1998 when compared to fiscal year 1997. Revenue increased $29.4 million or 13.3% in 1998 as compared to 1997. The primary sources of these increases were growth at existing accounts, including adding vending operations and increasing employee payrolls, opening more accounts and larger accounts than accounts which were closed, and key acquisitions.

Gross Profit
Gross profit, defined as revenue less operating expenses, increased $3.3 million or 8.4% for 1998. Growth of existing account business, continued emphasis on food and labor cost reductions, and acquisitions all contributed to the favorable results.

Selling, General and Administrative
Although selling, general and administrative expenses increased compared to the prior year, they decreased as a percentage of managed volume and revenue. The expenses were 4.5% of managed volume in fiscal year 1998 and were 4.6% of managed volume in fiscal year 1997. In fiscal year 1998, these expenses were 9.2% of revenues versus 9.7% in fiscal year 1997. Compared to fiscal year 1997, the expenses increased $1.5 million or 7.1%, versus the revenue increase of 13.3% for the same period.

Interest Expense, Net
Interest expense increased 39.0% compared to the prior year due to higher debt levels associated with the Company's acquisitions and increased capital expenditures for both the Advanced Culinary Centers(TM) and improvements to the management information systems.

Federal and State Income Taxes
The combined federal and state effective tax rate decreased to 39.4% in 1998 from 41.5% in 1997. The higher effective income tax rate in fiscal 1997 as compared to fiscal 1998 is primarily due to higher non-deductible expenses in fiscal 1997.

1997 COMPARED TO UNAUDITED PRO FORMA 1996

Overview
In MHCI's first full year as an independent company, fiscal year 1997 showed strong financial results with increases in managed volume, revenue, operating profit and net income. These achievements were due to continued focus on cost reduction in accounts and growth in existing accounts.

Managed Volume/Revenue
Managed volume is the Company's method of measuring total growth by determining the total amount of foodservices that the Company manages. In fiscal year 1997, managed volume increased $29.2 million or 6.7% when compared to fiscal year 1996. This increase was due to growth at existing accounts and to opening accounts with larger managed volumes than at accounts which were closed.
      Revenue increased $1.0 million or 0.5% in fiscal year 1997 when compared to fiscal year 1996. The increase was due to the increases in revenues at existing accounts, attributable primarily to adding vending operations and employee payroll at those accounts.

Gross Profit
Gross profit, defined as revenue less operating expenses, increased $0.4 million or 1% for 1997. The continuing emphasis on food and labor cost reductions combined with the general business growth at numerous existing accounts generated the improvements in gross profit.

Selling, General and Administrative
Selling, general and administrative expenses decreased slightly as a percentage of managed volume and revenue due to improved control of expenses.

Interest Expense, Net
Interest expense decreased 47% as the Company funded most of its activities with internally-generated funds, resulting in lower debt levels in fiscal year 1997.

Federal and State Income Taxes
The combined federal and state effective tax rate decreased to 41.5% in 1997 from 42.1% in 1996.

IMPACT OF YEAR 2000

Currently, there is significant uncertainty within the software industry and among software users regarding the impact of installed software that has been programmed to accept only two-digit entries in the date code fields and use such two-digit entries in the software's calculation and report generation formats. Current versions of the Company's products have been and are being assessed to determine the impact of becoming "Year 2000" compliant. Similarly, as part of its continuing review and improvement of systems and operations, the Company is in the process of modifying or replacing certain software programs to avoid any detrimental effects in its installed software programs while upgrading and enhancing the overall effectiveness of its information management systems. The project is expected to be completed well in advance of December 31, 1999. While this project includes both Year 2000 issues and general improvements, the estimate of the costs to address both issues is less than $5 million, most of which has already been spent. The Company does not expect this project to pose significant operational problems for the Company. However, the Company cannot make any assurances that the Company will not be exposed to any potential claims resulting from the system problems associated with the century change. See "Special Note Regarding Forward-Looking Information."

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow, Capital Expenditures and Financing
Due to the nature of its contract foodservice business, MHCI is able to maintain a relatively steady cash flow. Cash flow from operations has historically financed MHCI's capital investments. MHCI plans for controlled expansion over the next several years and anticipates that cash flow from operations plus utilization of the existing lines of credit will be sufficient to provide for this expansion. See "Special Note Regarding Forward-Looking Information."
      To partially finance its activities in fiscal 1998, MHCI used a $50 million, five-year credit facility from various financial institutions. Of the total facility, $30 million was revolving lines of credit. The Company had $17.5 million outstanding under the terms of these lines of credit at May 31, 1998. The remaining $20 million of the credit facility was a five-year term note which was being repaid in quarterly installments of $1.25 million since June 30, 1997. The credit facility contained restrictions on incurring additional indebtedness and certain funded debt, net worth and fixed charge coverage requirements.
      The Company managed the interest costs of the term note through an interest rate swap agreement. This swap agreement effectively fixed the interest rate for the period of the term note at 6.7%.
      For day-to-day operating activities, additional lines of credit allow borrowing up to $5 million. The Company had $4.2 million under this agreement at May 31, 1998.
      On May 31, 1998, MHCI had $36.7 million outstanding in total debt, an increase of $16.7 million from the prior year.
      Subsequent to May 31, 1998, the Company replaced its $50 million credit facility with a $75 million revolving credit line from four financial institutions. Concurrent with this transaction, the Company cancelled the related interest rate swap agreement that had effectively fixed the interest rate for the term portion of that facility. The new credit line has a variable interest rate based upon LIBOR and variable interest payment requirements. The principal is due no later than June 30, 2003. The initial amount borrowed was $35.4 million, all of which was used to repay the balance due on the $50 million and $5 million credit facilities.
      Also in June 1998, the Company entered into two interest rate swap agreements to reduce the impact of changes in the interest rates on its floating rate debt and to exchange floating rate for fixed rate payments at certain dates. These swap agreements expire in June 2003 and June 2008 and effectively convert $20 million of variable rate borrowings to fixed.
      Trade accounts receivable make up the majority of MHCI's total current assets. Historically, the average days outstanding in trade accounts receivable is less than one month and bad debt expense has been minimal.
      MHCI requires capital principally for acquisitions, new accounts, equipment replacement and remodeling of existing accounts and the construction of Advanced Culinary Centers,(TM) a food preparation and delivery system that was initiated in fiscal 1998. Cash provided by operating activities approximated $10.3 million for fiscal year 1998. Capital expenditures were approximately $8.9 million, an increase of $4.1 million or 83% compared to the prior year period. Capital expenditures are anticipated to total $12 million to $15 million in fiscal year 1999. MHCI plans to finance this amount primarily through internally generated funds. See "Special Note Regarding Forward-Looking Information."

Working Capital
As of May 31, 1998, working capital was $7.3 million while the current ratio was 1.2:1. Working capital increased $3.5 million and the current ratio increased
0.1 when compared to the prior year.

Dividends
MHCI paid approximately $9.9 million in cash dividends to stockholders during fiscal year 1998. The Company plans to pay annual dividends of approximately $1.9 million in the next fiscal year. See "Special Note Regarding
Forward-Looking Information."

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

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Impact of Inflation
In the past, MHCI has been able to recover inflationary cost increases through contract inflation adjustments, increased productivity and menu changes. There have been and there may be in the future, delays in contract inflation adjustments and competitive pressures which limit MHCI's ability to recover such cost increases in their entirety. Historically, the effects of inflation on MHCI's net income have not been materially adverse. See "Special Note Regarding Forward-Looking Information."


Management's Outlook
In fiscal year 1997, Management began an extensive program of expanding, restructuring and training of the sales team. Management anticipates that its continued focus on the sales team will facilitate increases in the number and economic value of accounts sold in fiscal year 1999 and beyond. Management believes that growth will also occur through expanding services at existing accounts and the Advanced Culinary Centers,(TM) a food preparation and delivery system that was initiated in fiscal 1998. In addition, Management believes the acquisition of companies that complement its core competencies will allow the Company to increase its presence in the senior living market while providing quality services for health care facilities nationwide.
      Several MHCI accounts are among the largest acute care and teaching hospitals in the United States. The Company strives to maintain its long-term partnerships with these facilities while continuing to increase quality and lower costs. MHCI believes that ongoing investments in people and programs designed to enhance its aggressive sales drive will add new clients while building stronger relationships with current accounts. By focusing on its primary market of hospitals and expanding into the senior living market, the Company believes that it is strategically positioned to maintain its steady growth. See "Special Note Regarding Forward-Looking Information."

Special Note Regarding Forward-Looking Information
The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding account growth, impact of the Year 2000, future capital expenditures and borrowings, the payment of dividends, the impact of inflation and the effects of Management's strategies for growth. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements, including, without limitation, the following: health care spending trends; the growth of systems and group purchasing organizations; changes in health care regulations; increased competition in the health care food and nutrition market; customers' acceptance of the Company's cost saving programs; and laws and regulations affecting labor and employee benefit costs.



Consolidated Statements of Income
Morrison Health Care, Inc. and Subsidiaries

                                                         For the Fiscal Year Ended
                                                --------------------------------------------
(In thousands, except per share data)           May 31, 1998    May 31, 1997    June 1, 1996
                                                ------------    ------------    ------------

Revenues.......................................     $250,371        $221,011        $219,995

Operating costs and expenses:
      Operating expenses.......................      207,265         181,233         180,607
      Selling, general and administrative......       22,919          21,395          20,670
Restructuring costs............................            0               0           1,398
Asset impairment...............................            0               0             193
Interest expense, net of interest
  income of $406 in 1998, $687
    in 1997 and $428 in 1996...................        1,122             807           1,116
                                                ------------    ------------    ------------
      Total costs and expenses.................      231,306         203,435         203,984
                                                ------------    ------------    ------------
Income before provision for income taxes.......       19,065          17,576          16,011
Provision for federal and state income taxes...        7,513           7,290           6,731
                                                ------------    ------------    ------------
Net income.....................................     $ 11,552        $ 10,286        $  9,280
                                                ============    ============    ============
Earnings per share - Basic.....................     $   0.97        $   0.87        $   0.79
Earnings per share - Diluted...................     $   0.95        $   0.87        $   0.79

Weighted average common shares - Basic.........       11,938          11,785          11,673
Net dilutive effect of stock options
 and non-vested stock awards...................          254              56              51
                                                ------------    ------------    ------------
Weighted average common shares - Diluted.......       12,192          11,841          11,724
                                                ============    ============    ============

The accompanying notes are an integral part of the financial statements.



Consolidated Balance Sheets
Morrison Health Care, Inc. and Subsidiaries

                                              ------------      ------------
(In thousands)                                May 31, 1998      May 31, 1997
                                              ------------      ------------
Assets
Current assets:
      Cash and short-term investments.........     $ 5,720           $ 6,347
      Receivables:
            Trade, less allowance for
            doubtful accounts of $887 at
            May 31, 1998 and $744 at
            May 31, 1997......................      21,381            16,387
            Other.............................       6,372             4,884
      Inventories.............................       2,936             2,686
      Prepaid expenses........................       1,262             1,006
      Deferred income tax benefits............       1,949             1,929
                                              ------------      ------------
                  Total current assets........      39,620            33,239
                                              ------------      ------------
Property and equipment - at cost:
      Buildings and improvements..............       3,425             2,326
      Equipment...............................      16,037            13,251
      Construction in progress................       4,729               766
                                              ------------      ------------
                                                    24,191            16,343
      Less accumulated depreciation...........      10,232             8,471
                                              ------------      ------------
                                                    13,959             7,872
Deferred income tax benefits..................       2,503             1,610
Cost in excess of net assets acquired, net....      12,097             4,582
Notes receivable, less current portion........       3,729             3,817
Deferred charges..............................       4,083             2,830
Other assets..................................       8,383             6,253
                                              ------------      ------------
                  Total assets................     $84,374           $60,203
                                              ============      ============

Liabilities and Stockholders' Equity
Current liabilities:
      Accounts payable........................     $14,545           $12,977
      Accrued liabilities:
            Taxes, other than income taxes....       1,818             1,546
            Payroll and related costs.........       6,395             4,133
            Insurance.........................       2,289             3,436
            Other.............................       2,207             2,245
      Current portion of long-term debt.......       5,022             5,011
                                              ------------      ------------
               Total current liabilities......      32,276            29,348
                                              ------------      ------------
Long-term debt................................      31,690            15,022
Other liabilities.............................      12,036            10,205
Stockholders' equity:
      Common stock, $0.01 par value
      (authorized 100,000 shares;
      issued: 1998 - 12,379 shares,
      1997 - 12,165 shares)...................         124               122
      Capital in excess of par value..........      12,859             9,717
      Unearned ESOP shares....................      (3,195)           (3,517)
      Retained earnings.......................       2,322               647
                                              ------------      ------------
                                                    12,110             6,969
      Less cost of treasury stock.............       3,738             1,341
                                              ------------      ------------
              Total stockholders' equity......       8,372             5,628
                                              ------------      ------------
              Total liabilities and
                   stockholders' equity.......     $84,374           $60,203
                                              ============      ============


The accompanying notes are an integral part of the financial statements.



Consolidated Statements of Cash Flows
Morrison Health Care, Inc. and Subsidiaries

                                                                      For the Fiscal Year Ended
                                                             ------------------------------------------------
(In thousands)                                               May 31, 1998      May 31, 1997      June 1, 1996
--------------                                               ------------      ------------      ------------
Operating activities:
Net income                                                       $ 11,552          $ 10,286       $    9,280
Adjustments   to  reconcile  net  income  to
  net  cash  provided  by  operating  activities:
      Depreciation and amortization..........................       2,538             1,992            2,330
      Amortization of intangibles............................         377               153              152
      Other, net.............................................           0             1,066            1,172
      Deferred income taxes..................................        (811)              514            4,927
      (Gain)/Loss on disposition of assets...................         (19)               29              170
      Changes in operating assets and liabilities:
            (Increase)/Decrease in receivables...............      (6,359)            2,486            1,345
            (Increase)/Decrease in inventories...............        (246)              (24)             218
            (Increase)/Decrease in prepaid and other
               assets........................................        (675)              631           (2,005)
            Increase/(Decrease) in accounts payable,
               accrued and other liabilities.................       3,936             6,046          (12,112)
            Increase/(Decrease) in income taxes payable                 0              (935)           6,928
                                                             ------------      ------------      ------------
Net cash provided by operating activities....................      10,293            22,244           12,405
                                                             ------------      ------------      ------------
Investing activities:
Purchases of property and equipment..........................      (8,850)           (4,843)          (2,170)
Proceeds from disposal of assets.............................         268               459              387
Acquisition of businesses, net of cash acquired..............      (7,464)                0                0
Other, net...................................................      (2,745)           (1,456)             764
Net cash used by investing activities........................     (18,791)           (5,840)          (1,019)
Financing activities:
Net proceeds from long-term debt.............................      21,690                 0              800
Principal payments on long-term debt.........................      (5,011)              (11)             (11)
Net change in short-term borrowings..........................           0            (6,760)           6,760
Proceeds from exercise of stock options and issuance
  of stock, net of income tax benefits.......................       3,054               679            1,544
Dividends paid...............................................      (9,877)           (9,725)          (2,403)
Payments to acquire Treasury Stock...........................      (1,891)                0                0
(Increase)/Decrease in Treasury Stock held by Deferred
  Compensation Plan..........................................        (506)             (412)              29
ESOP shares released.........................................         412                84                0
Net transfers to Morrison Restaurants Inc....................           0                 0          (12,749)
                                                             ------------      ------------      ------------
Net cash provided/(used) by financing activities.............       7,871           (16,145)          (6,030)
                                                             ------------      ------------      ------------
(Decrease)/Increase in cash and short-term investments.......        (627)              259            5,356
Cash and short-term investments at the beginning of the year.       6,347             6,088              732
                                                             ------------      ------------      ------------
Cash and short-term investments at the end of the year.......    $  5,720          $  6,347       $    6,088
                                                             ============      ============      ============

Supplemental disclosure of cash flow information -
  cash paid for:
      Interest...............................................       1,696             1,190            1,533
      Income taxes...........................................       7,933             8,000           18,586

The accompanying notes are an integral part of the financial statements.



Consolidated Statements of Stockholders' Equity
Morrison Health Care, Inc. and Subsidiaries

                                                                    For the Fiscal Year Ended
                                             --------------------------------------------------------------------
                                                  May 31, 1998            May 31, 1997            June 1, 1996
                                             -------------------     -------------------     --------------------
                                             Shares      Amounts     Shares      Amounts     Shares       Amounts
                                             -------------------     -------------------     --------------------
(In Thousands except per share data)
CAPTION>

Beginning balance........................... 12,165      $   122     11,791      $   118          0       $     0
Shares issued pursuant to spin-off from
  Morrison Restaurants Inc..................      0            0          0            0     11,678           117
Shares issued to ESOP.......................      0            0        255            3          0             0
Shares issued under Stock Incentive Plans...    214            2        119            1        113             1
                                             -------------------     -------------------     --------------------
            Ending balance.................. 12,379          124     12,165          122     11,791           118
                                             -------------------     -------------------     --------------------
Capital in Excess of Par Value
Beginning balance...........................               9,717                   5,441                        0
Shares issued to ESOP.......................                   0                   3,592                        0
Shares issued under Stock Incentive Plans,
  net of income tax benefits................               3,052                     678                    1,543
Shares released from ESOP...................                  90                       6                        0
Distribution of Morrison Restaurants
  Inc.'s investment in the Company
    to Morrison Restaurants Inc.
      stockholders..........................                   0                       0                    3,898
                                             -------------------     -------------------     --------------------
            Ending balance..................              12,859                   9,717                    5,441
                                             -------------------     -------------------     --------------------

Morrison Restaurants Inc. Equity Investment
Beginning balance...........................                   0                       0                    9,015
Net income..................................                   0                       0                    6,791
Cash transfers to Morrison Restaurants Inc..                   0                       0                  (12,749)
Distribution of Morrison Restaurants Inc.'s.
   investment in the Company to Morrison
     Restaurants Inc. stockholders..........                  0                       0                   (3,057)
                                             -------------------     -------------------     --------------------
            Ending balance..................                   0                       0                        0
                                             -------------------     -------------------     --------------------

Unearned ESOP Shares
Beginning balance...........................   (249)      (3,517)       (255)     (3,595)                       0
Shares issued to ESOP.......................      0            0           0           0                        0
Shares released from ESOP...................     23          322           6          78                        0
                                             -------------------     -------------------     --------------------
            Ending balance..................   (226)      (3,195)       (249)     (3,517)                       0
                                             -------------------     -------------------     --------------------

Retained Earnings
Beginning balance...........................                 647                      86                        0
Net income..................................              11,552                  10,286                    2,489
Cash dividends of $0.82 per share in fiscal
    1998 and 1997 and $0.205 per share in
      fiscal 1996...........................              (9,877)                 (9,725)                  (2,403)
                                             -------------------     -------------------     --------------------
            Ending balance..................               2,322                     647                       86
                                             -------------------     -------------------     --------------------

Treasury Stock
Beginning balance...........................              (1,341)                   (929)                       0
Distribution of Morrison Restaurants
  Inc.'s investment in the Company to
    Morrison Restaurants Inc. stockholders..                   0                       0                     (958)
Purchase of Treasury Stock..................              (1,891)                      0                        0
(Purchase)/Sale of Treasury Stock -
      held by Deferred Compensation Plan....                (506)                   (412)                      29
                                             -------------------     -------------------     --------------------
            Ending balance..................              (3,738)                 (1,341)                    (929)
                                             -------------------     -------------------     --------------------
Total Stockholders' Equity..................            $  8,372                $  5,628                   $4,716
                                             ===================     ===================     ====================

The accompanying notes are an integral part of the financial statements.



NOTE 1         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis  of  Presentation
On March 9, 1996, Morrison Health Care, Inc. and Subsidiaries (the "Company" or "MHCI") was spun off ("the Distribution") from Morrison Restaurants Inc. ("MRI"). Prior to the Distribution, MHCI was a wholly owned health care contract food and nutrition business of MRI.
      The accompanying financial statements for fiscal 1998 and 1997 reflect MHCI as a stand-alone entity. The financial statements for fiscal 1996 have been prepared as if MRI's health care contract food and nutrition business had operated as a stand-alone entity for fiscal year 1996. The fiscal 1996 statements include the assets, liabilities, revenues and expenses that are directly related to the Company's operations. They also include an allocation of certain assets, liabilities and general corporate expenses of MRI, such as executive payroll, legal, data processing and interest, which are related to the Company. Amounts were allocated on a specific identification method where appropriate and on a pro rata basis otherwise. Management believes the allocation methods used are reasonable.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company primarily competes in the health care food and nutrition services industry, and encounters significant competition in the market in which it operates. The length of contract varies by customer. Concentration of credit risk with respect to accounts receivable are limited due to the large number of customers that make up the Company's customer base, thus spreading trade credit risk. The Company maintains reserves for potential uncollectible amounts which, in the aggregate, have not exceeded Management's expectations.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of MHCI and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year
Effective with the fiscal year ended in 1998, the Company's fiscal year ends on May 31. The fiscal years ended May 31, 1997 and June 1, 1996 were each comprised of 52 weeks. Starting with fiscal year 1998, the Company changed from a 52-53 week fiscal year to a 12-month fiscal year ending May 31 each year.

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

Property and Equipment and Depreciation
Property and equipment are stated at cost and are being depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation range from 3% to 5% for buildings and from 8% to 34% for kitchen and other equipment. Costs incurred in connection with the construction at major facilities or of Advanced Culinary Centers(TM) are capitalized as construction in progress until such facilities or centers become operational. Interest is capitalized in connection with these capitalized construction costs. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In fiscal 1998, $127,000 of interest cost was capitalized. No interest was capitalized in fiscal 1997 and 1996.
      Property and equipment are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Intangible Assets
Excess of costs over the fair value of net assets acquired with purchased businesses generally is amortized on a straight-line basis over periods ranging from 10 to 40 years. At May 31, 1998, May 31, 1997 and June 1, 1996, the accumulated amortization for costs in excess of net assets acquired was $1.9 million, $1.6 million and $1.4 million, respectively.
      The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of each operating business acquired. Adjustments are made if the sum of expected future net cash flows is less than net book value. The Company believes that the remaining amounts of these assets have continuing value.

Revenue Recognition
Revenue is recognized upon performance of services. The Company performs its services pursuant to one of two types of contracts, either management fee or profit and loss. While actual services performed are the same, revenue recognition varies by type of contract. In a management fee account, MHCI manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenues and fees are recognized for the amount of the contractually agreed-upon management fee plus any earned incentives plus the amount of any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MHCI assumes the risk of profit or loss for the foodservice operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

Income Taxes
For the first three quarters of 1996, the 1996 statement of income reflects an income tax expense representing the Company's allocated share of MRI's tax expense, which approximates the tax expense of the Company on a stand-alone basis. Beginning with the fourth quarter of fiscal year 1996, the accompanying statements of income reflect the Company's actual tax expenses.
      Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.

Stock-Based Compensation
Stock options are recorded in accordance with Accounting Principles Board Opinion ("APB") No. 25, with pro forma disclosures of net income and earnings per share as if Statement of Financial Accounting Standards ("SFAS") No. 123 had been applied.

Earnings Per Share
The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128), and has restated earnings per share amounts reported in prior periods in accordance with SFAS No. 128. Basic earnings per share is based on the weighted average number of shares outstanding during each quarter. Diluted earnings per share is based on the weighted average number of shares outstanding during each quarter plus the effect of outstanding stock options using the treasury stock method.

New Accounting Standards
In 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." In 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and other Postretirement Benefits." These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on the Company's consolidated financial position, results of operations or cash flow. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will be adopted by the Company in fiscal year 2001. Based upon the Company's current limited use of derivative instruments and hedging activities, Management does not believe the statement will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Pre-Opening Expenses
Pre-opening costs, such as salaries, personnel training costs and other expenses of opening a new account, are often reimbursed by the client. In circumstances when they are not reimbursed, these costs are charged to expense as incurred.

Financial Instruments
The Company's financial instruments at May 31, 1998, May 31, 1997 and June 1, 1996 consisted of cash and short-term investments, accounts and notes receivable, long-term debt and interest rate swap agreements. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets. Cash is deposited in financial institutions which carry FDIC insurance. From time to time, the cash balances at these institutions exceed the insured amount. Management does not believe that this is a significant risk to the Company.
      Although substantially all of the Company's trade accounts receivable are from health care institutions, Management believes that concentrations of credit risk are limited due to the geographic diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade accounts receivable from individual customers or from groups of customers in any geographic area.

Reclassification
Certain prior year amounts and balances have been reclassified to conform to the current year presentation.

NOTE 2         DISTRIBUTION
On March 7, 1996, the stockholders of MRI approved the Distribution by MRI of all the outstanding shares of common stock of MHCI, a wholly owned subsidiary of MRI. The Board of Directors of MRI believed that the Distribution was in the best interests of MRI and its stockholders because the separation of MRI's three lines of business, among other things, (i) allowed management of each of the three companies to concentrate its full attention on its business and allowed each company to reward management and employees based on the performance of its business; (ii) allowed each company to access the capital markets directly to raise capital; (iii) established a value for each company that is independent of the other businesses and provided investors and securities analysts a clearer basis on which to understand and analyze the three businesses; and (iv) allowed each company to establish equity-based benefit plans which can hold its own common stock.
      The following Unaudited Pro Forma Consolidated Statement of Income has been prepared to illustrate certain estimated effects of the Distribution. This statement includes adjustments for the effect of costs and expenses which might have been incurred had the Distribution occurred June 3, 1995. Adjustments are based on the assumptions set forth below the statement.

(In thousands, except per share data)

                                           For the fiscal year ended
                                                 June 1, 1996
                                    -----------------------------------------
                                                    UNAUDITED
                                                    PRO FORMA      UNAUDITED
                                    HISTORICAL     ADJUSTMENTS     PRO FORMA
                                    ----------     -----------     ----------
Revenues...........................  $219,995     $         0        $219,995
Operating costs and expenses:
      Operating expenses...........   180,607               0         180,607
      Selling, general and
        administrative.............    20,670           1,420(a)       22,090
      Restructuring cost...........     1,398               0           1,398
      Asset impairment.............       193               0             193
      Interest expense, net........     1,116             400(b)        1,516
                                   ----------     -----------      ----------
                                      203,984           1,820         205,804
Income before provision for
  income taxes.....................    16,011          (1,820)         14,191
Provision for federal and state
  income taxes ....................     6,731            (760)(c)       5,971
                                   ----------     -----------      ----------
Net income.........................  $  9,280     $    (1,060)        $ 8,220
                                   ==========     ===========      ==========
Earnings per common and common
  equivalent share.................                                   $  0.70
Weighted average common and
  common equivalent shares.........                                    11,811(d)


The pro forma adjustments to the accompanying historical statements of income for the fiscal year ended June 1, 1996 are described below:

(a) To record the increase in selling and general and administrative expenses which presumably would have been incurred by MHCI had MHCI been a separate and stand-alone entity.

(b) To record the increase in interest expense which would have been incurred by MHCI had MHCI been a separate and stand-alone entity.

(c) To record the estimated income tax benefit associated with pro forma adjustments (a) and (b) at an assumed combined state and federal effective income tax rate of 41.8% for the year ended June 1, 1996. The assumed effective income tax rate is comprised of a 35% statutory federal income tax rate plus applicable state income taxes and permanent differences, less applicable tax credits.

(d) The number of equivalent shares for periods prior to the spin-off is based on the number of MRI's common and common equivalent shares adjusted for the 1 for 3 distribution ratio.


NOTE 3         ACQUISITIONS
In January 1998, the Company acquired all of the outstanding common stock of Phoenix-based Drake Management Services, Inc. In March 1998, the Company acquired substantially all of the assets of Chicago-based Spectra Services, Inc. Both companies, which provide nutrition services in the senior living market, were acquired for cash, with a total acquisition price of $6.1 million. Additional contingent payments of $950,000 (of which $400,000 was paid during June 1998) may be earned by the sellers in fiscal year 1999. The acquisitions were accounted for using the purchase method. The resulting goodwill of $6.7 million is being amortized over 20 years using the straight-line method. The operating results of these companies have been included from their respective acquisition dates. Pro forma results are not presented for these acquisitions as they are not significant during the periods presented.

NOTE 4         NOTES PAYABLE
Notes payable consists of the following:

(In thousands)                                Fiscal Year Ended
                                         ------------------------------
                                         May 31, 1998      May 31, 1997
                                         ------------      ------------
Variable rate revolving credit facility
      due in full 3/11/01................     $17,500           $     0
Variable rate demand lines of credit.....       4,190                 0
Term note due in equal quarterly
  installments of $1,250 from
    1998-2001............................      15,000            20,000
Other notes and mortgages................          22                33
                                         ------------      ------------
                                               36,712            20,033
Less current maturities..................       5,022             5,011
                                         ------------      ------------
                                              $31,690           $15,022
                                         ============      ============

      Aggregate maturities of long-term borrowings over the next five years are as follows: 1999 - $5,022; 2000 - $5,000; and
2001 - $26,690.

      In March 1996, the Company entered into a five-year $50 million unsecured credit facility with various banks. The credit facility includes a $30 million revolving line of credit which allows the Company to borrow under various interest rate options. Commitment fees of 0.25% per annum are payable on the unused portion of the credit facility. At May 31, 1998, the Company had $17.5 million in borrowings under the revolver, with a weighted average variable rate of approximately 6.6%.
      The balance of the $50 million credit facility, $20 million, is a term note which will be repaid in quarterly installments of $1.25 million commencing June 30, 1997. At May 31, 1998, the balance on the term note was $15 million. In order to control the interest cost on the term note, the Company entered into an interest rate swap agreement. This swap agreement effectively fixes the interest rate on the outstanding term note balance at 6.7% per annum for the period of the term note.
      In addition, the Company had uncommitted demand lines of credit amounting to $5 million. At May 31, 1998, the Company had $4.2 million outstanding under these lines, at a rate of 6.4%.
      The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, net worth and fixed charge coverage requirements.
      See Note 11 regarding Subsequent Events.

NOTE 5         INCOME TAXES
The components of income tax expense are as follows:

(In thousands)                     For the Fiscal Year Ended
                      -------------------------------------------------
                      May 31, 1998      May 31, 1997       June 1, 1996
                      ------------      ------------       ------------
Current:
Federal...............     $6,875             $5,960             $1,479
State.................      1,449                816                325
                            8,324              6,776              1,804
Deferred:
Federal...............       (670)               440              4,127
State.................       (141)                74                800
                             (811)               514              4,927
                      ------------      ------------       ------------
                            $7,513            $7,290             $6,731
                      ============      ============       ============

Deferred tax assets and liabilities are comprised of the following:

(In thousands)                                 Fiscal Year Ended
                                         ------------------------------
                                         May 31, 1998      May 31, 1997
                                         ------------      ------------
Deferred tax assets:
Employee benefits........................      $4,346            $3,547
Insurance reserves.......................       1,366             1,841
Bad debt reserve.........................         349               293
Other....................................         487               438
                                         ------------      ------------
Total deferred tax assets................       6,548             6,119
                                         ------------      ------------
Deferred tax liabilities:
Depreciation.............................         282               254
Retirement plans.........................         479               452
Prepaid deductions.......................         131               133
Other....................................       1,204             1,741
                                          -----------     -------------
Total deferred tax liabilities...........       2,096             2,580
                                          -----------     -------------
Net deferred tax asset...................      $4,452            $3,539
                                          ===========     =============
      SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income will be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company and, therefore, a valuation allowance has not been established.
      A reconciliation from the statutory federal income tax expense to the reported income tax expense is shown below:

(In thousands)
                                             For the Fiscal Year Ended
                                ------------------------------------------------
                                May 31, 1998      May 31, 1997      June 1, 1996
                                ------------      ------------      ------------
Statutory federal income taxes..      $6,673            $6,152            $5,604
State income taxes, net of
 federal income tax benefit.....         853               804               732
Other, net......................         (13)              334               395
                                ------------      ------------      ------------
                                      $7,513            $7,290            $6,731
                                ============      ============      ============

      The effective income tax rate was 39.4%, 41.5% and 42.0% in 1998, 1997 and 1996, respectively. The higher effective income tax rates in fiscal years 1997 and 1996 were due to the nondeductibility of certain expenses.
      In connection with the Distribution, the Company entered into a tax allocation agreement with Morrison Fresh Cooking, Inc. ("MFC") and Ruby Tuesday, Inc. ("RTI"). This agreement provides that the Company will pay its share of RTI's consolidated tax liability for the periods in which the Company was included in MRI's consolidated federal income tax return. It also provides for sharing, where appropriate, of state, local and foreign taxes attributable to periods prior to the date of Distribution. Management does not believe this agreement will have a material effect on the Company.


NOTE 6         EMPLOYEE BENEFIT PLANS
Salary Deferral Plan
Under the Morrison Health Care, Inc. Salary Deferral Plan, each eligible employee may elect to make pre-tax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pre-tax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company's contribution to the Plan is based on the employee's pre-tax contribution and years of service. After three years of service (including service with MRI prior to the Distribution), the Company contributes 20% of the employee's pre-tax contribution, 30% after ten years of service and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund will be paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pre-tax and after-tax contributions, subject to certain restrictions. Under the provisions of the plan, highly compensated employees, as defined by the Internal Revenue Code, are limited to contributions of 3% and receive a maximum of a 20% match. The Company's contributions to the trust fund approximated $414,000, $257,000 and $244,000 for 1998, 1997 and 1996,
respectively.
      During fiscal year 1997, the Company began sponsorship of an employee stock ownership feature ("ESOP") covering participants in the Salary Deferral Plan. The Company loaned the Plan $3.6 million (with outstanding balances of $3.2 million and $3.5 million at May 31, 1998 and May 31, 1997, respectively) to purchase approximately 255,000 shares of common stock, at an interest rate of 5.47%. The loan is payable in 120 monthly installments of principal and interest. The Company makes monthly contributions sufficient to cover principal and interest on the loan made to the Plan. Shares are released and allocated to participant accounts monthly as loan repayments are made.
      The Company adopted the provisions of AICPA Statement of Position No. 93-6 which requires that compensation expense be measured based on the fair value of the shares over the period the shares are earned. Dividends paid on unallocated shares held by the Plan are used to make principal and interest payments and are not charged to retained earnings, and shares not yet committed to be released are not considered outstanding in the calculation of earnings per share. The fair value of unearned shares at May 31, 1998 and May 31, 1997 was approximately $3,874,000 and $4,046,000, respectively.

Deferred Compensation Plan
The Company maintains the Morrison Health Care, Inc. Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. Differences include which employees are eligible to participate and the limitations on the amount of deferrals that may be elected by participants. The Company's contributions under the Plan approximated $104,000, $125,000 and $137,000, for 1998, 1997 and 1996, respectively. Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. Therefore, all earnings and expenses of the rabbi trust are recorded in the Company's financial statements. Assets and liabilities of the Plan approximated $6,043,000 and $4,667,000 at May 31, 1998 and 1997, respectively, and include $1,848,000 and $1,341,000, respectively, of MHCI common stock, which is accounted for as treasury stock at cost.

Retirement Plan
The Retirement Plan was frozen by RTI (formerly Morrison Restaurants Inc.) on December 31, 1987. The Company is a joint sponsor of the Retirement Plan. No additional benefits accrued and no new participants entered the Plan after that date. The Company will continue to share in future expenses of the Plan. Participants will receive benefits based upon salary and length of service. The Plan's assets include common stock, fixed income securities, short-term investments and cash. There were no contributions made to the Plan in 1998, 1997 or 1996.

Executive Supplemental Pension Plan
Under the Morrison Health Care, Inc. Executive Supplemental Pension Plan, employees with average compensation of at least $100,000 for five consecutive years (including service with MRI prior to the Distribution) in a qualifying position become eligible to earn supplemental retirement payments based upon salary and length of service (including service as part of MRI prior to the Distribution), reduced by Social Security benefits and amounts otherwise receivable under the Retirement Plan.

Management Retirement Plan
Under the Morrison Health Care, Inc. Management Retirement Plan, individuals who have 15 years of credited service (including service with MRI prior to the Distribution) and earn an average annual compensation of at least $40,000 for the immediately preceding three years become participants. Participants receive benefits based upon salary and length of service (including service with MRI prior to the Distribution), reduced by social security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.
      To provide a funding source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns various life insurance contracts on some of the participants. The cash value of these policies, net of loans, was $1,897,000 at May 31, 1998, and $1,256,000 at May 31, 1997. The policies have been placed in a rabbi trust which will hold the policies and death benefits as they are received.
      The following table presents the components of pension expense, the funded status and amounts recognized in the Company's financial statements for the Retirement Plan, the Executive Supplemental Pension Plan and the Management Retirement Plan.

                                                                           Accumulated Benefits Exceed Assets -
                                   Assets Exceed Accumulated Benefits -     Executive Supplemental Pension Plan
(IN THOUSANDS)                              Retirement Plan                    and Management Retirement Plan
--------------                    -------------------------------------    -------------------------------------

For the Fiscal Year Ended            May 31,      May 31,      June 1,           May 31,      May 31,    June 1,
                                       1998         1997         1996              1998         1997       1996
                                  -------------------------------------    -------------------------------------
Components of pension
  (income)/expense:
    Service cost.................   $     0       $    0       $    0           $   108      $    81    $    63
    Interest cost................       347          341          354               270          230        251
Actual return on plan assets.....    (1,046)        (700)        (833)                0            0          0
Amortization and deferral........       629          341          526               149          122        122
                                 --------------------------------------    -------------------------------------
                                    $   (70)      $  (18)      $   47           $   527      $   433    $   436
                                 --------------------------------------    -------------------------------------
Plan assets at fair value........   $ 4,425       $4,859       $4,766           $     0      $     0    $     0
                                 --------------------------------------    -------------------------------------
Actuarial present value of
  projected benefit
   obligations:
      Accumulated benefit
        obligations:
            Vested...............     3,895        4,210        4,691             2,615        1,950      1,606
            Nonvested............         0            0            0               274            0          0
Provision for future salary
  increases .....................         0            0            0             1,429        1,296      1,116
                                 --------------------------------------    -------------------------------------
Total projected benefit
   obligations...................     3,895        4,210        4,691             4,318        3,246      2,722
                                 --------------------------------------    -------------------------------------
Excess (deficit) of plan
  assets over projected
    benefit obligations..........       530          649           75            (4,318)      (3,246)    (2,722)
Unrecognized net loss (gain).....       407          150          642               913          258        216
Unrecognized prior service cost..         0            0            0               276          289        351
Unrecognized net transition
  obligations....................       280          348          412               516          576        541
Additional minimum liability.....         0            0            0              (658)        (452)      (376)
                                  -------------------------------------    -------------------------------------
Prepaid (accrued)
  pension cost...................   $ 1,217       $1,147       $1,129           $(3,271)     $(2,575)   $(1,990)
                                  =====================================    =====================================


The weighted average discount rate for all three plans was 7.5%, 8.25% and 7.75% for 1998, 1997 and 1996, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and Management Retirement Plan was 4% for all three years presented. The expected long-term rate of return on Plan assets for the Retirement Plan was 10% for all three years.

NOTE 7         POSTRETIREMENT  BENEFITS OTHER THAN PENSIONS
The Company provides health care benefits and life insurance benefits to eligible retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement health care and life insurance benefits during the years an employee provides services.
      The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's balance sheet are as follows:

(In thousands)                                  Fiscal Year Ended
                                         ------------------------------
                                         May 31, 1998      May 31, 1997
                                         ------------      ------------
Retirees.................................     $1,504             $1,609
Fully eligible active plan participants..        245                202
Other active plan participants...........        170                123
Accumulated postretirement
  benefit obligation.....................      1,919              1,934
Unrecognized net loss....................       (366)              (328)
                                         ------------      ------------
Accrued postretirement benefit cost......     $1,553             $1,606
                                         ============      ============
The postretirement benefit cost is as follows:

(In thousands)                        For the Fiscal Year Ended
                          ------------------------------------------------
                          May 31, 1998      May 31, 1997      June 1, 1996
                          ------------      ------------      ------------
Service cost.............      $     7           $     7           $     8
Interest cost............          147               140               155
Amortization of
  unrecognized net loss..            4                23                28
                          ------------      ------------      ------------
Postretirement benefit
  cost...................      $   158           $   170           $   191
                          ============      ============      ============


      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 0% because the Company has frozen current and future contribution levels. Increases in health care cost due to factors such as inflation, changes in health care utilization or delivery patterns, technological advances and changes in the health status of Plan participants will be borne by the participants. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.50%, 8.25% and 7.75% discount rate for fiscal years 1998, 1997 and 1996, respectively.

NOTE 8         PREFERRED STOCK
Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 1998. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, with an exercise price to be determined, but substantially above the expected trading price. The rights will expire ten years after the date such rights are issued, and may be redeemed prior to ten days after the acquisition of 20% or more of the Company's common stock.

NOTE 9         STOCK INCENTIVE PLANS
Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to Management, key employees and outside directors to purchase shares of Company stock. The Morrison Health Care, Inc. 1996 Stock Incentive Plan and the Morrison Health Care, Inc. 1996 Non-Executive Stock Incentive Plan (the "Plans") are administered by a Committee, appointed by the Board, which has complete discretion to determine participants and the terms and provisions of stock incentives, subject to the Plans. The Plans permit the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plans have been at the prevailing market value at the time of issue or grant. All options granted have five- or ten-year terms and become exercisable at the end of two or three years of continued employment. At May 31, 1998 and 1997, the Company had reserved a total of 1,704,376 and 804,376 shares, respectively, of common stock under the Company's 1996 Stock Incentive Plan.

      In March 1997, the Board of Directors approved a resolution to offer the Company's non-executive employees the opportunity to reprice certain options which were originally granted under the Company's 1996 Non-Executive Stock Incentive Plan. The repricing occurred on March 25, 1997, and resulted in the cancellation of approximately 290,000 options and the granting of approximately 174,000 new options with an exercise price equal to $13.125, the closing price on March 24, 1997. The canceled options were replaced with fewer new options in accordance with a formula to result in economic equivalence between the old and new options. The new options were granted with two-year vesting periods and ten-year terms. At May 31, 1998 and 1997, the Company had reserved a total of 1,464,820 and 2,582,127 shares, respectively, of common stock for this Plan.
      The Morrison Health Care, Inc. Stock Incentive and Deferred Compensation Plan for Directors provides nonmanagement directors with opportunities to defer the receipt of their retainer fees or to allocate their retainer fees to purchase shares of the Company. In general, the Plan sets a target ownership level for nonmanagement directors. To facilitate attaining the target ownership level, the Plan provides that the directors must use at least 60% of their retainer to purchase shares of the Company until they reach the target ownership level. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which vest after six months and become exercisable for five years from the grant date. All options awarded under the Plan have been at the prevailing market value at the time of grant. Pursuant to this Plan, a one-time restricted stock award totaling 5,000 shares was made in fiscal year 1997 to a nonmanagement director. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At May 31, 1998 and 1997, the Company had reserved 81,917 and 85,251 shares, respectively, of common stock for this Plan.

      Under the terms of the Distribution, holders of MRI stock options received adjusted, substitute options in MHCI, MFC and RTI which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original MRI options prior to the Distribution. For SFAS No. 123 disclosure purposes, these options, if granted in fiscal year 1996, were valued as of the original grant date.

      The Company applies APB No. 25 and related interpretations in accounting for its stock incentive plans. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the stock on the date of grant, no compensation expense is recognized.
      Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.7%, 6.6% and 6.0%; volatility factors of .24, .19 and .22; dividend yields of 0.9%, 4.3% and 4.7%; and weighted average expected lives of 7.5, 7.6 and 4.8 years.
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except earnings per share amounts):

                                                      For the Fiscal Year Ended
                                          ------------------------------------------------
                                          May 31, 1998      May 31, 1997      June 1, 1996
                                          ------------      ------------      ------------
Pro forma net income......................    $10,771           $9,618            $9,157
Pro forma earnings per share - Basic......    $  0.90           $ 0.82            $ 0.78
Pro forma earnings per share - Diluted....    $  0.89           $ 0.82            $ 0.78

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards made prior to fiscal year 1996, and additional awards are anticipated.
      A summary of the Company's stock option activity and related information for the years ended May, 31, 1998, May 31, 1997 and June 1, 1996 follows:

                                   May 31, 1998            May 31, 1997            June 1, 1996
                               --------------------    --------------------    --------------------
                                           Weighted                Weighted                Weighted
                                           Average                 Average                 Average
                               Options     Exercise    Options     Exercise    Options     Exercise
                               (000)       Price       (000)       Price       (000)       Price
                               -------------------     --------------------    --------------------
Outstanding -
   Beginning of year........   2,307       $15.82      2,368       $15.97          0        $ 0.00
Converted MRI options.......       0         0.00          0         0.00      1,493         15.55
Granted.....................     357        17.76        493        13.21        950         16.50
Exercised...................    (274)       12.05       (200)        9.69        (57)        11.38
Forfeited...................    (144)       15.55       (354)       16.78        (18)        24.44
                               ------------------      ------------------      -------------------
Outstanding - End of year...   2,246       $16.45      2,307       $15.82      2,368        $15.97
                               ==================      ==================      ===================
Exercisable at end of year     1,110       $17.09      1,068       $15.95      1,056        $14.52
                               ==================      ==================      ===================

Weighted average fair value of options
      granted during the year              $ 6.66                  $ 1.89                   $ 2.70

The following table summarizes information about stock options outstanding at the end of:

                                                           May 31, 1998
                    -----------------------------------------------------------------------------------------
                    Options Outstanding                                   Options Exercisable
                    ------------------------------     ------------------------------------------------------

                                                       Weighted Average
Range of            Number        Weighted Average     Remaining                Number       Weighted Average
Exercise Prices     Outstanding   Exercise Price       Contractual Life         Exercisable  Exercise  Price
---------------     -----------   ----------------     ----------------         -----------  ---------------
$ 8.98 -  $14.38         567           $12.77                 5.70                    187           $11.93
$14.50 -  $16.38         469           $14.78                 1.83                    432           $14.68
$16.50 -  $16.50         578           $16.50                 3.11                    110           $16.50
$16.56 -  $31.59         632           $20.94                 4.48                    381           $22.51
                    -----------   ----------------     ----------------         -----------   ---------------
                       2,246           $16.45                 3.88                  1,110           $17.09
                    ===========   ================     ================         ===========   ===============


                                                           May 31, 1997
                   -----------------------------------------------------------------------------------------
                   Options Outstanding                 Options Exercisable
                   ------------------------------     ------------------------------------------------------

                                                       Weighted Average
Range of            Number        Weighted Average     Remaining                Number       Weighted Average
Exercise Prices     Outstanding   Exercise Price       Contractual Life         Exercisable  Exercise  Price
---------------     -----------   ----------------     ----------------         -----------  ----------------
$ 8.98 -  $13.13         676           $12.16                 5.96                    317           $11.15
$13.50 -  $15.75         596           $14.56                 2.70                    475           $14.62
$16.50 -  $16.50         622           $16.50                 3.84                      0           $ 0.00
$17.03 -  $31.59         413           $22.61                 2.40                    276           $23.72
                    -----------   ----------------     ----------------         -----------   ---------------
                       2,307           $15.82                 3.91                  1,068           $15.95
                    ===========   ================     ================         ===========   ===============



NOTE 10        CONTINGENCIES

At May 31, 1998, the Company was contingently liable for approximately $4.6 million in letters of credit, issued primarily in connection with its Workers' Compensation and Casualty insurance programs.
      The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.
      Prior to the Distribution, the Company entered into an agreement with MFC and RTI providing for assumptions of liabilities and cross-indemnities. The agreements are designed to allocate generally, among the three companies, effective as of the Distribution date, financial responsibility for liabilities arising out of or in connection with business activities prior to the Distribution. No significant amounts were incurred under this agreement during fiscal year 1998 or 1997.

NOTE 11        SUBSEQUENT EVENTS
Subsequent to May 31, 1998, the Company replaced its $50 million credit facility with a $75 million revolving credit line from four financial institutions. Concurrent with this transaction, the Company cancelled the related interest rate swap agreement that had effectively fixed the interest rate for the term portion of that facility. The new credit line has a variable interest rate based upon LIBOR and variable interest payment requirements. The principal is due no later than June 30, 2003. The initial amount borrowed was $35.4 million, all of which was used to repay the balance due on the $50 million and $5 million credit facilities.
      Also in June 1998, the Company entered into two interest rate swap agreements to reduce the impact of changes in the interest rates on its floating rate debt and to exchange floating rate for fixed rate payments at certain dates. These swap agreements expire in June 2003 and June 2008 and effectively convert $20,000,000 of variable rate borrowings to fixed.

NOTE 12         SUPPLEMENTAL  QUARTERLY  FINANCIAL DATA (Unaudited)
Quarterly financial
results for the years ended May 31, 1998 and May 31, 1997 are summarized below. For the year ended May 31, 1998, all quarters are composed of three months. For the year ended May 31, 1997, all quarters are composed of 13 weeks.

                                            First        Second       Third        Fourth
(Amounts presented are in thousands)      Quarter       Quarter     Quarter       Quarter      Total
------------------------------------      -------------------------------------------------------------
For the year ended May 31, 1998
Revenues................................. $57,754       $60,646     $63,337       $68,634      $250,371
                                          =============================================================
Gross profit*............................ $10,027       $10,688     $10,541       $11,850      $ 43,106
Income before income taxes............... $ 4,674       $ 5,035     $ 4,292       $ 5,064      $ 19,065
Provision for federal and state
  income taxes...........................   1,846         1,989       1,695         1,983         7,513
                                          -------------------------------------------------------------
Net income............................... $ 2,828       $ 3,046     $ 2,597       $ 3,081      $ 11,552
                                          =============================================================
Earnings per share:
      Basic.............................. $  0.24       $  0.25     $  0.22       $  0.26      $   0.97
      Diluted............................ $  0.24       $  0.25     $  0.21       $  0.25      $   0.95


For the year ended May 31, 1997
Revenues................................. $52,658       $54,355     $57,483       $56,515      $221,011
                                          =============================================================
Gross profit*............................ $ 9,634       $10,291     $ 9,416       $10,437      $ 39,778
Income before income taxes............... $ 4,619       $ 4,648     $ 3,695       $ 4,614      $ 17,576
Provision for federal and state
  income taxes...........................   1,923         1,922       1,533         1,912         7,290
                                          -------------------------------------------------------------
Net income............................... $ 2,696       $ 2,726     $ 2,162       $ 2,702      $ 10,286
                                          =============================================================
Earnings per share:
      Basic.............................. $  0.23       $  0.23     $  0.18       $  0.23      $   0.87
      Diluted............................ $  0.23       $  0.23     $  0.18       $  0.23      $   0.87


*The Company defines gross profit as revenue less operating expenses.

Common Stock Market Prices and Dividends
Morrison Health Care, Inc. common stock is publicly traded on the New York Stock Exchange (NYSE) under the ticker symbol MHI. The following table sets forth the reported high and low prices on the NYSE or the high and low bid prices for each quarter during fiscal years 1998 and 1997.

                               First      Second       Third       Fourth
                             Quarter     Quarter     Quarter      Quarter
                             ----------------------------------------------

1998 market price per share:

      High..................  $17.250     $19.750     $20.188     $22.875
      Low...................  $15.375     $15.750     $17.063     $16.250

1997 market price per share:
      High.................   $15.000     $14.375     $14.875     $16.500
      Low..................   $11.125     $10.750     $13.250     $13.000

      Cash dividends on the common stock of Morrison Health Care, Inc. were paid during each quarter of fiscal years 1998 and 1997 as follows:

                               First      Second      Third       Fourth
                             Quarter     Quarter     Quarter     Quarter     Total
                             -------     -------     -------     -------     -----
1998 cash dividends
   per share................ $0.205      $0.205      $0.205      $0.205      $0.820
1997 cash dividends
  per share................. $0.205      $0.205      $0.205      $0.205      $0.820

      On July 1, 1998, the Company's Board of Directors declared a quarterly dividend of $0.04 per share, payable July 31, 1998, to 5,525 shareowners of record on July 13, 1998.



Report of Independent Auditors
Morrison Health Care, Inc. and Subsidiaries

Stockholders and Board of Directors
Morrison Health Care, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Morrison Health Care, Inc. and Subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1998. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Health Care, Inc. and Subsidiaries at May 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Atlanta, Georgia
June 23, 1998