Form 10-K, Exhibit 13
period 1999-05-31
MORRISON MANAGEMENT SPECIALISTS INC
filed 1999-08-24
CIK 1007507

Selected Financial Data
             Morrison Management Specialists, Inc. and Subsidiaries

The following table summarizes certain selected financial information with respect to Morrison Management Specialists, Inc. (the "Company" or "MMSI") and is derived from the Financial Statements of MMSI. The Selected Financial Data of MMSI is presented as if MMSI had been a separate entity for fiscal years 1996 and 1995. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of MMSI and notes thereto. Weighted average shares for 1996 were determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year. Earnings per share and dividend data have not been presented for fiscal year 1995 as MMSI was not a separate publicly held company prior to March 1996.



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 For The Fiscal Year *
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                           1999          1998           1997          1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated statements of income data:
 Managed volume (estimated and unaudited)................. $ 647,900     $ 504,400      $ 464,800     $ 435,600      $ 408,300
                                                          =========================================================================
 Revenues................................................. $ 324,968     $ 250,371      $ 221,011     $ 219,995      $ 225,392
                                                          =========================================================================
 Income before provision for income taxes................. $  22,197     $  19,065      $  17,576     $  16,011      $  65,295
 Provision for federal and state income taxes.............     8,657         7,513          7,290         6,731         28,469
                                                          -------------------------------------------------------------------------
 Net income............................................... $  13,540     $  11,552      $  10,286     $   9,280      $  36,826**
                                                          =========================================================================
 Earnings per share - Basic............................... $    1.14     $    0.97      $    0.87     $    0.79
                                                          =====================================================

 Earnings per share - Diluted............................. $    1.12     $    0.95      $    0.87     $    0.79
                                                          =====================================================
 Weighted average common shares - Basic...................    11,883        11,938         11,785        11,673
 Net dilutive effect of stock options and
   nonvested stock awards.................................       222           254             56            51
                                                          -----------------------------------------------------
 Weighted average common shares - Diluted.................    12,105        12,192         11,841        11,724
                                                          =====================================================

  *Fiscal years 1999 and 1998 are twelve-month years. Fiscal years 1997, 1996 and 1995 are composed of 52 weeks.
 **Includes  an after-tax  gain of $25.8  million from the sale of certain education,  business and industry ("B&I") contracts and assets to Gardner  Merchant  Services,  Inc. for a cash payment of $100 million. The remaining B&I accounts were closed.


Other Financial Data:
 Total assets............................................. $ 102,927     $  84,374      $  60,203     $  61,101      $  69,028
 Long-term debt........................................... $  49,305     $  31,690      $  15,022     $  20,034      $  19,245
 Stockholders' equity..................................... $  14,563     $  10,220      $   6,969     $   5,645      $   9,015
 Cash dividends per share of common stock................. $    0.16     $    0.82      $    0.82     $   0.205***           -
 Working capital.......................................... $  15,670     $   7,344      $   3,891     $   8,677      $  13,318
 Current ratio............................................     1.6:1         1.2:1          1.1:1         1.3:1          1.5:1

***Dividends were not paid prior to the fourth quarter of fiscal year 1996.

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

             Morrison Management Specialists, Inc. and Subsidiaries

This discussion should be read in conjunction with the Financial Statements and related notes found on pages 22 to 34.

RESULTS OF OPERATIONS

Effects of Distribution on Results of Operations
Effective March 9, 1996, Morrison Health Care, Inc. ("MHCI") was spun off (the "Distribution") from Morrison Restaurants Inc. ("MRI"), becoming an independent public corporation trading under the symbol MHI on the New York Stock Exchange. MHCI subsequently changed its name to Morrison Management Specialists, Inc. (the "Company" or "MMSI") effective June 30, 1999. Management believes that the Distribution has had a material impact on the results of operations due to the added separate company costs that were incurred by MMSI.

1999 Compared To 1998

Overview
MMSI is the only national, publicly held company which specializes exclusively in providing food, nutrition and dining services to the health care and senior living industries. MMSI's client base includes some of the largest and most prominent hospitals, health systems and senior living communities in the United States.

In fiscal year 1999, MMSI's third full year as an independent company, the Company again demonstrated strong financial results, with increases in managed volume, revenue, operating profit and net income. These accomplishments were due to strong new account sales, high account retention, continued focus on cost reductions in all accounts, and growth in existing accounts. Hospitals are experiencing increasing cost pressures and many are outsourcing their food services to achieve cost reductions along with patient satisfaction goals. Another prime factor which added to the increases in managed volume, revenue, operating profit and net income was the acquisition of Culinary Service Network, Inc. in October 1998. Culinary Service Network was MMSI's third acquisition in the senior living market. The experience and practices of these industry experts create a solid foundation for further developing and growing the nation's foremost senior living services business. (See Note 2 of the Notes to Consolidated Financial Statements for more information.)

Managed Volume/Revenue
The Company generally performs its services pursuant to either management fee or profit and loss contracts. While actual services performed are the same, revenue recognition varies by type of contract. In a management fee account, MMSI manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenues and fees are recognized for the amount of the contractually agreed-upon management fee and any earned incentives plus the amount of any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MMSI assumes the risk of profit or loss for the food service operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors. Because of the difference between the amount of revenue that is reported for the fee account (net management fees plus reimbursed expenses) and the profit and loss account (gross revenues of meal sales), Management uses the concept of managed volume to evaluate the Company's true growth. Managed volume is defined by MMSI as the total costs of operating the food services, regardless of which type of contract exists with the client. Management believes managed volume is its best indicator of performance because it measures total activity from all client accounts and provides an indication of what gross revenues would be if the Company performed all services pursuant to profit and loss contracts. Management uses managed volume as an additional indicator of performance and not as a replacement of measures such as revenues, as defined and required by generally accepted accounting principles.

Managed volume increased $143.5 million, or 28.5%, to $647.9 million in fiscal year 1999 when compared to fiscal year 1998. Revenue increased $74.6 million, or 29.8%, to $325.0 million in fiscal year 1999 as compared to fiscal year 1998. The primary sources of these increases were opening more and larger accounts than accounts which were closed, key acquisitions, and growth at existing accounts, including adding vending operations and increasing employee payrolls.

Gross Profit
Gross profit, defined as revenue less operating expenses, increased $11.2 million or 26.0% for fiscal year 1999. Management's continued emphasis on food and labor cost reductions, acquisitions, and growth of existing account business all contributed to the favorable results.

Selling, General and Administrative
Selling, general and administrative expenses were 4.6% of managed volume, which is a slight increase over the 4.5% of managed volume in fiscal year 1998.

Interest Expense, Net
Interest expense increased 110% compared to the prior year due to higher debt levels associated with the Company's acquisitions and increased capital expenditures for both the Advanced Culinary Centers(TM) and improvements to the Company's management information systems.

Federal and State Income Taxes
The combined federal and state effective tax rate decreased to 39% in fiscal year 1999 from 39.4% in fiscal year 1998.

1998 COMPARED TO 1997

Overview
In MMSI's second full year as an independent company, fiscal year 1998, the Company showed strong financial results, with increases in managed volume, revenue, operating profit and net income. The accomplishments were due to continued focus on cost reductions in all accounts, growth in existing accounts, strong new account sales, and the acquisitions of Drake Management Services, Inc. (January 1998) and Spectra Services, Inc. (March 1998) in the senior living market. (See Note 2 of the Notes to Consolidated Financial Statements for more information.)

Managed Volume/Revenue
In fiscal year 1998, managed volume increased $39.6 million, or 8.5%, to $504.4 million when compared to fiscal year 1997. Revenue increased $29.4 million, or 13.3%, to $250.4 million in fiscal year 1998 as compared to fiscal year 1997. The primary sources of these increases were growth at existing accounts, including adding vending operations and increasing employee payrolls, opening more accounts and larger accounts than accounts which were closed, and key acquisitions.

Gross Profit
Gross profit increased $3.3 million, or 8.4%, to $43.1 million for fiscal year 1998. Growth of existing account business, continued emphasis on food and labor cost reductions, and acquisitions all contributed to the favorable results.

Selling, General and Administrative
Selling, general and administrative expenses decreased as a percentage of managed volume and revenue, although they increased overall when compared to the prior year. The expenses were 4.5% of managed volume in fiscal year 1998 and were 4.6% of managed volume in fiscal year 1997. Compared to fiscal year 1997, the expenses increased $1.5 million, or 7.1%, versus a revenue increase of 13.3% for the same period.

Interest Expense, Net
Interest expense increased 39.0% compared to the prior year due to higher debt levels associated with the Company's acquisitions and increased capital expenditures for both the Advanced Culinary Centers(TM) and improvements to the management information systems.

Federal and State Income Taxes
The combined federal and state effective tax rate decreased to 39.4% in fiscal 1998 from 41.5% in fiscal 1997. The higher effective income tax rate in fiscal 1997 as compared to fiscal 1998 is primarily due to higher non-deductible expenses in fiscal 1997.

YEAR 2000

The "Year 2000 Issue" is a term used to describe the problems created by the inability of certain computer software programs to properly recognize and process date-sensitive information relative to dates after December 31, 1999. These problems arise mostly from the fact that many software programs have historically been programmed to accept only two digit entries in the date code fields and use such two digit entries in the software's calculation and report generation formats.

State of Readiness
The Company is currently addressing the impact of the Year 2000 Issue. After completing inventories of its technology systems, MMSI elected to replace its most critical system, a shared-mainframe corporate system, with client-server systems architected using Year 2000 standards. The transition to this new system began in June 1997 and was completed in January 1999. The Company continues its testing and preparations of other systems, which it anticipates completing before December 31, 1999. In addition, the Company has verified that all other significant vendor licensed software applications are either currently year 2000 compliant or will be by December 31, 1999.

Costs
The Company's technology initiatives include both preparations for the Year 2000 Issue and significant system upgrades and enhancements. While it is not possible to give an estimate of the costs specifically related to the Year 2000 Issue, the total cost of the Company's technology initiatives is approximately $5 million, substantially all of which has been incurred.

External Relationships
All major suppliers have provided letters assuring the Company of their Year 2000 readiness. To date, the Company is not aware of any external supplier, vendor or other party with a Year 2000 Issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that external parties will be ready for Year 2000 Issues.

Risks
Management of the Company believes it has an effective program in place to resolve problems related to the Year 2000 Issue in a timely manner. There can be no assurance that the Company will be completely successful in its preparations to address the Year 2000 Issue. If the Company is not completely successful in its preparations, the Company could suffer loss of sales or other adverse consequences, including, but not limited to, diversion of resources, damage to the Company's reputation and increased litigation, any of which could have a material adverse effect on the Company's business operations or financial statements.

The Company's year 2000 compliance is also dependent on external parties which exposes it to risks including, but not limited to, loss of local or regional utilities, loss of telecommunications services and delays or cancellations by suppliers. Because of the Company's dependence upon certain external parties being year 2000 compliant on a timely basis (including infrastructure providers), there can be no assurance that the Company's preparations will prevent a material adverse effect on its business, results of operations or financial condition.

Contingency Plans
The Company maintains manual procedures in the normal course of business that may be utilized if the Company, or an external party upon which the Company is dependent, is unable to achieve year 2000 readiness. Although the Company has not formalized a comprehensive contingency plan specific to the Year 2000 Issue, the Company's year 2000 preparations are ongoing and its ultimate scope, as well as the consideration of formalized contingency plans, will continue to be evaluated as new information becomes available.

See "Special Note Regarding Forward-Looking Information."

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow, Capital Expenditures and Financing
Due to the nature of its contract food service business, the Company is able to maintain a relatively steady cash flow. Cash flow from operations has historically financed MMSI's capital investments. MMSI plans for expansion over the next several years and anticipates that cash flow from operations plus utilization of the existing lines of credit will be sufficient to provide for this expansion. See "Special Note Regarding Forward-Looking Information."

In July 1998, the Company replaced its $50 million credit facility with a $75 million revolving credit line from four financial institutions. The new credit line has a variable interest rate based on LIBOR and variable interest payment requirements. The principal is due no later than July 2, 2003. The initial amount borrowed was $35.4 million, all of which was used to repay the balance due on the $50 million and $5 million credit facilities.

In June 1998, the Company entered into two interest rate swap agreements with notional amounts of $10 million each to reduce the impact of changes in the interest rates on its floating rate debt and to exchange floating rate for fixed rate payments on certain debt. These swap agreements effectively convert $20 million of variable rate borrowings to fixed rates of approximately 5.6%. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The Company's swap agreements expose it to market and credit risks which are inherent in all interest rate swaps. Counterparties to these agreements are major financial institutions. Consequently, the Company believes that the credit risk of its swap agreements is minimal. The Company does not believe that any reasonably likely change in near-term interest rates would have a material adverse effect on the future earnings or cash flows of the Company.

As a result of the new credit facility, the related swap agreements, the Company's strong financial position, and the general decline in LIBOR, the Company's effective interest rate was decreased from approximately 6.65% in fiscal year 1998 to 5.75% in fiscal year 1999.

On May 31, 1999, MMSI had $49.4 million outstanding in total debt, an increase of $12.7 million from the prior year.

Trade accounts receivable make up the majority of MMSI's total current assets. Historically, the average days outstanding in trade accounts receivable is less than one month and bad debt expense has been minimal.

MMSI requires capital principally for acquisitions, new accounts, equipment replacement and remodeling of existing accounts and the construction of Advanced Culinary Centers(TM). Cash provided by operating activities approximated $8.1 million for fiscal year 1999. Capital expenditures were approximately $8.4 million, a decrease of $0.5 million compared to the prior year period. Capital expenditures are anticipated to total $10 million to $15 million in fiscal year 2000. Cash used for acquisitions and related costs was $6.9 million for fiscal year 1999, a decrease of $0.6 million compared to the prior year. MMSI plans to finance this amount primarily through internally generated funds. See "Special Note Regarding Forward-Looking Information."

Stock Repurchase Program
In March 1998, MMSI's Board of Directors authorized a program to repurchase up to 1,000,000 shares of the Company's Common Stock. During fiscal year 1999, 777,210 shares of the Company's stock were purchased at an aggregate cost of $14.5 million. Subsequent to year end, in June 1999, the Company's Board of Directors authorized the repurchase of an additional 1,000,000 shares.

Working Capital
As of May 31, 1999, working capital was $15.7 million while the current ratio was 1.6:1. Working capital increased $8.3 million and the current ratio increased 0.4 when compared to the prior year.

Dividends
MMSI paid approximately $1.9 million in cash dividends to stockholders during fiscal year 1999. The Company plans to pay annual dividends of approximately
$1.9 million in the next fiscal year. See "Special Note Regarding Forward-Looking Information."

KNOWN EVENTS, UNCERTAINTIES AND TRENDS

Impact of Inflation
In the past, MMSI has been able to recover inflationary cost increases through contract inflation adjustments, increased productivity and menu changes. There have been and there may be in the future, delays in contract inflation adjustments and competitive pressures which limit MMSI's ability to recover such cost increases in their entirety. Historically, the effects of inflation on MMSI's net income have not been materially adverse. See "Special Note Regarding Forward-Looking Information."

Management's Outlook
Management believes that growth will continue to occur through sales to health care systems and senior living communities, and through expanding services at the Company's existing accounts and the Advanced Culinary Centers(TM). Morrison Healthcare Food Services, the Company's health care division, believes that pressures on hospitals and health care systems to outsource food services are increasing due to the Balanced Budget Act and managed care. Management believes these pressures will aid the continued growth of MMSI. The Company also expects growth to come from its newly created Morrison Senior Dining division. Management believes growth in this division will result primarily from focused expertise and the ability to provide unique dining solutions for senior living communities.

MMSI serves some of the largest and most prominent hospitals, health care systems, and senior living communities in the United States. The Company strives to maintain its long-term partnerships with these facilities and communities by continuing to increase quality and lower costs. During the upcoming year, MMSI believes that additional investments in its team members and programs designed to enhance its aggressive sales drive will add new clients while building stronger relationships with current accounts. By focusing on its market of hospitals and health care systems and expanding into the senior living market, the Company believes that it is strategically positioned for strong growth. See "Special Note Regarding Forward-Looking Information."

Special Note Regarding Forward-Looking Information
The foregoing section contains various "forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding account growth, impact of the Year 2000, future capital expenditures and borrowings, the payment of dividends, the impact of inflation and the effects of Management's strategies for growth. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: health care spending trends; the growth of systems and group purchasing organizations; changes in health care regulations; increased competition in the health care food and nutrition market; customers' acceptance of the Company's cost saving programs; impact of the year 2000; and laws and regulations affecting labor and employee benefit costs.



                        Consolidated Statements of Income
             Morrison Management Specialists, Inc. and Subsidiaries


                                                          For the Fiscal Year Ended
-----------------------------------------------------------------------------------------------------
(In thousands, except per share data)            May 31, 1999     May 31, 1998     May 31, 1997
-----------------------------------------------------------------------------------------------------

Revenues........................................     $324,968         $250,371         $221,011
Operating expenses..............................      270,637          207,265          181,233
                                                -----------------------------------------------------
Gross Profit....................................       54,331           43,106           39,778
Selling, general and administrative expenses....       29,776           22,919           21,395
                                                -----------------------------------------------------
                                                       24,555           20,187           18,383
Interest expense, net of interest income of
  $396 in 1999, $406 in 1998, and $687 in 1997..        2,358            1,122              807
                                                -----------------------------------------------------
Income before provision for income taxes........       22,197           19,065           17,576
Provision for federal and state income taxes....        8,657            7,513            7,290
                                                -----------------------------------------------------
Net income......................................     $ 13,540         $ 11,552         $ 10,286
                                                =====================================================

Earnings per share - Basic......................     $   1.14         $   0.97         $   0.87
Earnings per share - Diluted....................     $   1.12         $   0.95         $   0.87

Weighted average common shares - Basic..........       11,883           11,938           11,785
Net dilutive effect of stock options and
  nonvested stock awards........................          222              254               56
                                                -----------------------------------------------------
Weighted average common shares - Diluted........       12,105           12,192           11,841
                                                =====================================================

The accompanying notes are an integral part of the financial statements.


                           Consolidated Balance Sheets
             Morrison Management Specialists, Inc. and Subsidiaries

 (In thousands)                              May 31, 1999      May 31, 1998
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash and short-term investments.............  $ 2,780           $ 5,720
 Receivables:
  Trade, less allowance for doubtful
    accounts of $712 at May 31, 1999 and
    $887 at May 31, 1998.....................   27,804            21,381
  Other......................................    6,231             6,372
 Inventories.................................    2,940             2,936
 Prepaid expenses............................    2,312             1,262
 Deferred income tax benefits................    1,747             1,949
                                             -----------------------------------
Total current assets.........................   43,814            39,620

Property and equipment - at cost:
 Buildings and improvements..................    5,931             3,425
 Equipment...................................   24,923            16,037
 Construction in progress....................      121             4,729
                                             -----------------------------------
                                                30,975            24,191
 Less accumulated depreciation...............   12,376            10,232
                                             -----------------------------------
                                                18,599            13,959

Deferred income tax benefits.................    2,947             2,503
Cost in excess of net assets acquired, net...   18,331            12,097
Notes receivable, less current portion.......    3,626             3,729
Other assets.................................   15,610            12,466
                                             -----------------------------------
Total assets................................. $102,927           $84,374
                                             ===================================

Liabilities and Stockholders' Equity:
Current liabilities:
 Accounts payable............................  $15,091           $14,545
 Accrued liabilities:
  Taxes, other than income taxes.............    2,187             1,818
  Payroll and related costs..................    7,322             6,395
  Insurance..................................    1,909             2,289
  Other......................................    1,499             2,207
 Current portion of long-term debt...........      136             5,022
                                             -----------------------------------
Total current liabilities....................   28,144            32,276

Long-term debt...............................   49,305            31,690
Other liabilities............................   10,915            10,188

Stockholders' equity:
 Common stock, $0.01 par value (authorized
  100,000 shares; issued: 1999 - 11,977
  shares, 1998 - 12,379 shares)..............      120               124
 Capital in excess of par value..............    3,324            12,859
 Unearned ESOP shares........................   (2,806)           (3,195)
 Deferred Compensation Plan liability
  payable in Company stock...................    1,518             1,848
Retained earnings............................   13,925             2,322
                                             -----------------------------------
                                                16,081            13,958
 Less cost of treasury/Company stock
  held by Deferred Compensation Plan.........    1,518             3,738
                                             -----------------------------------
Total stockholders' equity...................   14,563            10,220
                                             -----------------------------------
Total liabilities and stockholders' equity... $102,927           $84,374
                                             ===================================

The accompanying notes are an integral part of the financial statements.



                      Consolidated Statements of Cash Flows
             Morrison Management Specialists, Inc. and Subsidiaries


                                                         For the Fiscal Year Ended
-----------------------------------------------------------------------------------------------
(In thousands)                                   May 31, 1999    May 31, 1998    May 31, 1997
-----------------------------------------------------------------------------------------------

Operating activities:
Net income.......................................    $ 13,540        $ 11,552        $ 10,286
Adjustments to reconcile net income to net cash
  provided by operating activities:
Depreciation and amortization....................       3,254           2,538           1,992
Amortization of intangibles......................         860             377             153
Deferred income taxes............................        (182)           (811)            514
(Gain)/loss on disposition of assets.............        (112)            (19)             29
Changes in operating assets and liabilities:
  Receivables....................................      (5,949)         (6,359)          2,486
  Inventories....................................          (4)           (246)            (24)
  Prepaid and other assets.......................      (4,141)         (3,420)            241
  Accounts payable, accrued and other
    liabilities..................................         855           3,430           4,699
                                                  ---------------------------------------------
Net cash provided by operating activities........       8,121           7,042          20,376
                                                  ---------------------------------------------
Investing activities:
Purchases of property and equipment..............      (8,389)         (8,850)         (4,843)
Proceeds from disposal of assets.................         799             268             459
Acquisition of businesses, net of cash acquired..      (6,859)         (7,464)              0
                                                  ---------------------------------------------
Net cash used  by investing activities...........     (14,449)        (16,046)         (4,384)
                                                  ---------------------------------------------
Financing activities:
Net proceeds from long-term debt.................      18,323          21,690               0
Principal payments on long-term debt.............      (7,309)         (5,011)            (11)
Net change in short-term borrowings..............       1,570               0          (6,760)
Proceeds from exercise of stock options and
 issuance of stock, net of income tax benefits...       6,766           3,054             679
Dividends paid...................................      (1,937)         (9,877)         (9,725)
Payments to acquire Treasury Stock...............     (14,539)         (1,891)              0
ESOP shares released.............................         514             412              84
                                                  ---------------------------------------------
Net cash provided/(used) by financing activities.       3,388           8,377         (15,733)
                                                  ---------------------------------------------
(Decrease)/Increase in cash and
  short-term investments.........................      (2,940)           (627)            259
Cash and short-term investments at the
    beginning of the year........................       5,720           6,347           6,088
                                                  ---------------------------------------------
Cash and short-term investments at the
    end of the year..............................    $  2,780         $ 5,720        $  6,347
                                                  =============================================

Supplemental disclosure of cash flow
   information-cash paid for:
 Interest........................................    $  2,924         $ 1,696        $  1,190
 Income taxes....................................    $  9,386         $ 7,933        $  8,000


The accompanying notes are an integral part of the financial statements.

                 Consolidated Statements of Stockholders' Equity
             Morrison Management Specialists, Inc. and Subsidiaries

                                                                           For the Fiscal Year Ended
                                                      ---------------------------------------------------------------------
(In thousands, except per share data)                     May 31, 1999           May 31, 1998           May 31, 1997
                                                      ---------------------------------------------------------------------
                                                       Shares       Amount    Shares      Amount      Shares     Amount
                                                      ---------------------------------------------------------------------
Common Stock
Beginning balance..................................... 12,379     $    124    12,165     $   122      11,791     $  118
Shares issued to ESOP.................................      0            0         0           0         255          3
Shares issued under Stock Incentive Plans.............    470            5       214           2         119          1
Cancellation of Treasury Stock........................   (872)          (9)        0           0           0          0
                                                      ---------------------------------------------------------------------
         Ending balance............................... 11,977          120    12,379         124      12,165        122
                                                      ---------------------------------------------------------------------
Capital in Excess of Par Value
Beginning balance.....................................              12,859                 9,717                  5,441
Shares issued to ESOP.................................                   0                     0                  3,592
Shares issued under Stock Incentive Plans,
 net of income tax benefits...........................               6,761                 3,052                    678
Shares released from ESOP.............................                 125                    90                      6
Cancellation of Treasury Stock........................             (16,421)                    0                      0
                                                      ---------------------------------------------------------------------
         Ending balance...............................               3,324                12,859                  9,717
                                                      ---------------------------------------------------------------------
Unearned ESOP Shares
Beginning balance.....................................   (226)      (3,195)     (249)     (3,517)          0          0
Shares issued to ESOP.................................      0            0         0           0        (255)    (3,595)
Shares released from ESOP.............................     28          389        23         322           6         78
                                                      ----------------------------------------------------------------------
         Ending balance...............................   (198)      (2,806)     (226)     (3,195)       (249)    (3,517)
                                                      ----------------------------------------------------------------------
Deferred Compensation Plan liability
 payable in Company stock
Beginning balance.....................................               1,848                 1,341                    929
Net change ...........................................                (330)                  507                    412
                                                      -----------------------------------------------------------------------
         Ending balance...............................               1,518                 1,848                  1,341
                                                      -----------------------------------------------------------------------
Retained Earnings
Beginning balance.....................................               2,322                   647                     86
Net income............................................              13,540                11,552                 10,286
Cash dividends of $0.16 per share
 in fiscal 1999 and $0.82 per share
 in fiscal 1998 and 1997..............................              (1,937)               (9,877)                (9,725)
                                                      -----------------------------------------------------------------------
         Ending balance...............................              13,925                 2,322                    647
                                                      -----------------------------------------------------------------------
Treasury/Company Stock Held By Deferred
 Compensation Plan
Beginning balance.....................................   (199)      (3,738)      (95)     (1,341)        (62)      (929)
Cancellation/(Purchase) of Treasury Stock.............     95        1,891       (95)     (1,891)          0          0
Sale/(Purchase) of Company Stock - held by
  Deferred Compensation Plan..........................     19          329        (9)       (506)        (33)      (412)
                                                      ------------------------------------------------------------------------
         Ending balance...............................    (85)      (1,518)     (199)     (3,738)        (95)    (1,341)
                                                      ------------------------------------------------------------------------
Total Stockholders' Equity............................            $ 14,563               $10,220                 $6,969
                                                      ========================================================================

The accompanying notes are an integral part of the financial statements.

                   Notes to Consolidated Financial Statements
             Morrison Management Specialists, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies

Basis of Presentation
On March 9, 1996, Morrison Health Care, Inc. and Subsidiaries ("MHCI") was spun off (the "Distribution") from Morrison Restaurants Inc. ("MRI"). Effective June 30, 1999 MHCI changed its name to Morrison Management Specialists, Inc. (the "Company" or "MMSI"). Prior to the Distribution, MMSI was a wholly owned health care contract food and nutrition business of MRI. The accompanying financial statements reflect MMSI as a stand-alone entity.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of the assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company primarily competes in the health care food and nutrition services and senior living industries, and encounters significant competition in the markets in which it operates. The length of contract varies by customer. Concentration of credit risk with respect to accounts receivable are limited due to the large number of customers that make up the Company's customer base, thus spreading trade credit risk. The Company maintains reserves for potential uncollectible amounts which, in the aggregate, have not exceeded Management's expectations.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of MMSI and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year
Effective with the fiscal year 1998, the Company's fiscal year ends on May 31. The fiscal year ended May 31, 1997 comprised of 52 weeks. Starting with fiscal year 1998, the Company changed from a 52-53 week fiscal year to a 12-month fiscal year ending May 31 each year.

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

Property and Equipment and Depreciation
Property and equipment are stated at cost and are being depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation generally range from 3% to 5% for buildings and from 10% to 34% for kitchen and other equipment. Costs incurred in connection with the construction at major facilities or of Advanced Culinary Centers(TM) are capitalized as construction in progress until such facilities or centers become operational. Interest is capitalized in connection with these capitalized construction costs. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In fiscal 1999 and 1998, $219,000 and $127,000 of interest was capitalized, respectively. No interest was capitalized in fiscal 1997.

Property and equipment are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount.

Intangible Assets
Excess of costs over the fair value of net assets acquired with purchased businesses generally is amortized on a straight-line basis over periods ranging from 10 to 40 years. At May 31, 1999 and May 31, 1998, the accumulated amortization for costs in excess of net assets acquired was $2.8 million and $1.9 million, respectively.

The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of each operating business acquired. Adjustments are made if the sum of expected future net cash flows is less than net book value. The Company believes that the remaining amounts of these assets have continuing value.

Revenue Recognition
Revenue is recognized upon performance of services. The Company generally performs its services pursuant to either management fee or profit and loss contracts. While actual services performed are the same, revenue recognition varies by type of contract. In a management fee account, MMSI manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenue and fees are recognized for the amount of the contractually agreed-upon management fee and any earned incentives plus the amount of any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MMSI assumes the risk of profit or loss for the food service operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

Income Taxes
Deferred income taxes are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities.

Stock-Based Compensation
Stock options are recorded in accordance with Accounting Principles Board Opinion ("APB") No. 25, with pro forma disclosures of net income and earnings per share as if Statement of Financial Accounting Standards ("SFAS") No. 123 had been applied.

New Accounting Standards
In 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." In 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and other Postretirement Benefits." These statements, which were effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and had no impact on the Company's consolidated financial position, results of operations or cash flow. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and will be adopted by the Company in fiscal 2002. Based upon the Company's current limited use of derivative instruments and hedging activities, Management does not believe the statement will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Pre-Opening Expenses
Pre-opening costs, such as salaries, personnel training costs and other expenses of opening a new account, are often reimbursed by the client. In circumstances when they are not reimbursed, these costs are charged to expense as incurred.

Financial Instruments
The Company's financial instruments at May 31, 1999, May 31, 1998, and May 31, 1997 consisted of cash and short-term investments, accounts and notes receivable, and long-term debt. The fair value of these financial instruments approximated the carrying amounts reported in the balance sheets. Cash is deposited in financial institutions which carry FDIC insurance. From time to time, the cash balances in these institutions exceed the insured amount. Management does not believe this is a significant risk to the Company.

The Company uses interest rate swap agreements to manage interest rate exposures. The Company specifically designates these agreements as hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur.

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

2. Acquisitions

In October 1998, the Company acquired all of the outstanding common stock of Philadelphia-based Culinary Service Network, Inc. In March 1998, the Company acquired substantially all of the assets of Chicago-based Spectra Services, Inc. In January 1998, the Company acquired all of the outstanding common stock of Phoenix-based Drake Management Services, Inc. Each of the companies, which provide dining services in the senior living market, were acquired for cash, with a total acquisition price of $12.1 million. Contingent payments may be earned by sellers in future years. The acquisitions were accounted for using the purchase method and the resulting goodwill is being amortized over 20 years using the straight-line method. The operating results of these companies have been included from their respective acquisition dates. Pro forma results are not presented for these acquisitions as they are not significant during the periods presented.

3. Long-Term Debt

Long-term debt consists of the following:

(In thousands)                                     Fiscal Year Ended
                                            -----------------------------------
                                               May 31, 1999      May 31, 1998
                                            -----------------------------------

Variable rate revolving
  credit facility due in full 7/2/03........        $46,555           $17,500
Variable rate demand lines
   of credit................................              0             4,190
Term note...................................              0            15,000
Other notes and mortgages...................          2,886                22
                                            -----------------------------------
                                                     49,441            36,712
Less current maturities.....................            136             5,022
                                            -----------------------------------
                                                    $49,305           $31,690
                                            ===================================

In July 1998, the Company entered into a $75 million credit facility with four financial institutions. This credit facility replaced the previous $50 million credit facility. The new credit line has a variable interest rate based upon LIBOR and variable interest payment requirements. The principal is due no later than July 2, 2003. Commitment fees of 0.25% per annum are payable on the unused portion of the credit facility. At May 31, 1999, the Company had $46.6 million in borrowings under the agreement, with a weighted average variable rate of approximately 5.8%.

In June 1998, the Company entered into two interest rate swap agreements to reduce the impact of changes in the interest rates on its floating rate debt and to exchange floating rate for fixed rate payments at certain debt. Under theses agreements, with a notional amount of $20 million at May 31, 1999, MMSI will pay the counterparties interest at a weighted average fixed interest rate of approximately 5.6% at May 31, 1999, and the counterparties will pay MMSI interest at a variable rate equal to LIBOR. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the interest expense related to the debt. The related amount payable or receivable from counterparties is included in trade and other receivables or payables. The fair value of such swap agreements was not significant at May 31, 1999.

In addition, the Company had uncommitted demand lines of credit amounting to $5 million. At May 31, 1999, the Company did not have any borrowings outstanding under these agreements.

The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, and fixed charge coverage requirements. The Company was in compliance with all such covenants at May 31, 1999.

4. Income Taxes

The components of income tax expense are as follows:

(In thousands)                                 For the Fiscal Year Ended
                                        ---------------------------------------
                                        May 31, 1999  May 31, 1998  May 31,1997
                                        ---------------------------------------
Current:
Federal.................................      $7,301        $6,875       $5,960
State...................................       1,538         1,449          816
                                        ---------------------------------------
                                               8,839         8,324        6,776
Deferred:
Federal.................................        (150)         (670)         440
State...................................        ( 32)         (141)          74
                                        ---------------------------------------
                                                (182)         (811)         514
                                        ---------------------------------------
                                              $8,657        $7,513       $7,290
                                        =======================================
Deferred tax assets and liabilities are comprised of the following:

 (In thousands)                                Fiscal Year Ended
                                        ---------------------------
                                        May 31, 1999  May 31, 1998
                                        ---------------------------

Deferred tax assets:
Employee benefits.......................      $4,484        $4,346
Insurance reserves......................       1,093         1,366
Bad debt reserve........................         292           349
Other...................................         907           487
                                        ---------------------------
Total deferred tax assets...............       6,776         6,548

Deferred tax liabilities:
Depreciation............................         517           282
Retirement plans........................         451           479
Prepaid deductions......................         157           131
Other...................................         957         1,204
                                        ---------------------------
Total deferred tax liabilities.........        2,082         2,096
                                        ---------------------------
Net deferred tax assets...............        $4,694        $4,452
                                        ===========================

SFAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income will be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company and, therefore, a valuation allowance has not been established.

A reconciliation from the statutory federal income tax expense to the reported income tax expense is shown below:

 (In thousands)                             For the Fiscal Year Ended
                                        -------------------------------
                                          May 31,    May 31,    May 31,
                                           1999       1998       1997
                                        -------------------------------

Statutory federal income taxes.......... $7,769      $6,673      $6,152
State income taxes net of
  federal income tax benefit............    839         853         804
Other, net..............................     49         (13)        334
                                        -------------------------------
                                         $8,657      $7,513      $7,290
                                        ===============================

The effective income tax rate was 39.0%, 39.4%, and 41.5% in fiscal years 1999, 1998, and 1997, respectively. The higher effective income tax rate in fiscal year 1997 was due to higher nondeductible expenses.

5. Employee Benefit Plans

Salary Deferral Plan
Under the Company's Salary Deferral Plan, each eligible employee may elect to make pretax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. Employees contributing a pretax contribution of at least 2% may elect to make after-tax contributions not in excess of 10% of annual earnings. The Company's contribution to the Plan is based on the employee's pretax contribution and years of service. Generally, after three years of service, the Company contributes 20% of the employee's pretax contribution, 30% after ten years of service, and 40% after 20 years of service. Normally, the full amount of each participant's interest in the trust fund will be paid upon retirement or total disability. However, the Plan allows participants to make early withdrawals of pretax and after-tax contributions, subject to certain restrictions. Under the provisions of the Plan, highly compensated employees, as defined by the Internal Revenue Code, are limited to contributions of 3% and receive a maximum of a 20% match. The Company's contributions to the trust fund approximated $515,000, $414,000 and $257,000 for fiscal years 1999, 1998 and
1997, respectively.

During fiscal year 1997, the Company began sponsorship of an employee stock ownership (ESOP) feature covering participants in the Salary Deferral Plan. The Company loaned the Plan $3.6 million (with outstanding balances of $2.8 million and $3.2 million at May 31, 1999 and May 31, 1998, respectively) to purchase approximately 255,000 shares of common stock, at an interest rate of 5.47%. The loan is payable in 120 monthly installments of principal and interest. The Company makes monthly contributions sufficient to cover principal and interest on the loan made to the Plan. Shares are released and allocated to participant accounts monthly as loan repayments are made.

The Company adopted the provisions of AICPA Statement of Position No. 93-6 which requires that compensation expense be measured based on the fair value of the shares over the period the shares are earned. Dividends paid on unallocated shares held by the Plan are used to make principal and interest payments and are not charged to retained earnings, and shares not yet committed to be released are not considered outstanding in the calculation of earnings per share. The fair value of unearned shares at May 31, 1999 and May 31, 1998 was approximately $3,885,000 and $3,874,000, respectively.

Deferred Compensation Plan
The Company maintains the Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. Differences include which employees are eligible to participate and the limitations on the amount of deferrals that may be elected by participants. The Company's contributions under the Plan approximated $112,000, $104,000 and $125,000, for fiscal years 1999, 1998 and 1997, respectively. Assets of the Plan are held by a rabbi trust. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company. Therefore, all earnings and expenses of the rabbi trust are recorded in the Company's financial statements. Assets and liabilities of the Plan approximated $6,428,000 and $6,043,000 at May 31, 1999 and 1998, respectively, and include $1,518,000 and $1,848,000, respectively, of MMSI common stock, which is accounted for as treasury stock at cost.

Retirement Plan
The Retirement Plan was frozen by Ruby Tuesday, Inc. ("RTI") (formerly Morrison Restaurants Inc.) on December 31, 1987. The Company is a joint sponsor of the Retirement Plan. No additional benefits accrued and no new participants entered the Plan after that date. The Company will continue to share in future expenses of the Plan. Participants will receive benefits based upon salary and length of service. The Plan's assets include common stock, fixed income securities, short-term investments and cash. There were no contributions made to the Plan in fiscal years 1999, 1998 or 1997.

Executive Supplemental Pension Plan
Under the Company's Executive Supplemental Pension Plan, employees with a salary of at least $100,000 for five consecutive years in a qualifying position become eligible to earn supplemental retirement payments based upon salary and length of service, reduced by Social Security benefits and amounts otherwise receivable under the Retirement Plan.

Management Retirement Plan
Under the Company's Management Retirement Plan, individuals that have 15 years of credited service (as defined by the Company) and earn an average annual compensation of at least $40,000 for the immediately preceding three years become participants. Participants receive benefits based upon salary and length of service, reduced by Social Security benefits and benefits payable under the Retirement Plan and Executive Supplemental Pension Plan.

To provide a funding source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns various life insurance contracts on some of the participants. The cash value of these policies, net of loans, was $2,204,000 at May 31, 1999 and $1,897,000 at May 31, 1998. The policies have been placed in a rabbi trust which will hold the policies and death benefit proceeds as they are received.

The following table reconciles the change in the pension benefit obligation and the fair market value of plan assets and presents the components of pension expense, the funded status and the amounts recognized in the Company's consolidated financial statements for the Retirement Plan, the Executive Supplemental Pension Plan and the Management Retirement Plan.


5. Employee Benefit Plans (continued)
 (In thousands)                                                               Benefit Obligation Exceeds Assets -
                                    Assets Exceed Benefit Obligation -        Executive Supplemental Pension Plan
                                           Retirement Plan                      and Management Retirement Plan
                                    ----------------------------------       ------------------------------------
For the Fiscal Year Ended           May 31,     May 31,     May 31,            May 31,       May 31,      May 31,
                                      1999        1998        1997               1999          1998         1997
                                    ----------------------------------       ------------------------------------
Components of net periodic
  pension (income)/expense:
Service cost....................... $    0     $    0       $    0            $   140       $   108       $   81
Interest cost......................    274        347          341                322           270          230
Expected return on plan assets.....   (342)    (1,046)        (700)                 0             0            0
Amortization and deferral..........     (8)       629          341                184           149          122
                                    ----------------------------------       -------------------------------------
Net periodic pension
  (income)/expense................. $  (76)    $  (70)      $  (18)           $   646       $   527       $  433
                                    ==================================       =====================================
Change in benefit obligation:
Benefit obligation at
  beginning of year................ $3,895     $4,210                         $ 4,318       $ 3,246
    Service cost...................      0          0                             140           108
    Interest cost..................    274        347                             322           270
    Actuarial (gains) losses.......    588        (23)                            524           730
    Benefit payments...............   (594)      (639)                            (43)          (36)
                                    -------------------                     ------------------------
Benefit obligation at end of year.. $4,163     $3,895                         $ 5,261       $ 4,318
                                    ===================                     ========================
Change in fair value of plan
  assets:
Fair value at beginning of year.... $4,425     $4,859                         $     0       $     0
  Transfer of retiree liability....      0       (840)                              0             0
  Benefit payments.................   (593)      (640)                              0             0
  Actual return on plan assets.....    266        486                               0             0
  Gains on investments.............     76        560                               0             0
                                    -------------------                     ------------------------
Fair value at end of year.......... $4,174     $4,425                         $     0       $     0
                                    ===================                     ========================
Funded (unfunded) status........... $   11     $  530                         $(5,261)      $(4,318)
Unrecognized prior service cost....      0          0                             207           276
Unrecognized net losses............  1,071        407                           1,383           913
Unrecognized net transition
  obligation.......................    211        280                             456           516
Additional minimum liability.......      0          0                            (291)         (658)
                                    -------------------                     ------------------------
Prepaid (accrued) benefit cost..... $1,293     $1,217                         $(3,506)      $(3,271)
                                    ===================                     ========================

The weighted average discount rate for all three plans was 7.5%, 7.5% and 8.25% for fiscal years 1999, 1998 and 1997, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and the Management Retirement Plan was 4% for all three years presented. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years. The projected benefit obligation and the accumulated benefit obligation for the Executive Supplemental Pension Plan and the Management Retirement Plan, both of which exceed the fair value of plan assets, were $5,261,000 and $3,463,000, respectively, as of May 31, 1999 and $4,318,000 and
$2,889,000, respectively, as of May 31, 1998. For the Retirement Plan, the projected benefit obligation equaled the accumulated benefit obligation and was less than the fair value of plan assets as of May 31, 1999 and May 31, 1998.

6. Postretirement Benefits Other Than Pensions

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

The following table reconciles the change in the postretirement benefit obligation and the fair market value of plan assets and presents the components of net periodic postretirement benefit expense, the funded status and the amounts recognized in the Company's consolidated financial statements:

(In thousands)                        -----------------------------------------
For the Fiscal Year Ended             May 31, 1999   May 31, 1998  May 31, 1997
                                      -----------------------------------------
Components of net periodic
   postretirement expense:
Service cost..........................    $      8       $      7      $      7
Interest cost.........................         136            147           140
Amortization and deferral.............          17              4            23
                                        ---------------------------------------
Net periodic postretirement expense...    $    161       $    158      $    170
                                        =======================================

Change in benefit obligation:
Benefit Obligation at
  beginning of year...................    $  1,919       $  1,934
    Service cost......................           8              7
    Interest cost.....................         136            147
    Actuarial (gains) losses..........           -             41
    Benefit payments..................        (210)          (210)
                                        --------------------------
Benefit obligation at end of year.....    $  1,853       $  1,919
                                        ==========================
 Change in fair value of plan assets:
 Fair Value at beginning of year......    $      0       $      0
   Employer contributions.............         210            210
   Benefit payments...................        (210)          (210)
                                        --------------------------
Fair value at end of year.............    $      0       $      0
                                        ==========================
Funded (unfunded) status..............    $ (1,853)      $ (1,919)
Unrecognized prior service cost.......        (117)          (138)
Unrecognized net losses...............         466            504
                                        --------------------------
Accrued postretirement benefit cost...    $ (1,504)      $ (1,553)
                                        ==========================

The  weighted   average   discount  rate  used  for  measuring  the  accumulated
postretirement benefit obligation was 7.5%, 7.5% and 8.25% for fiscal years 1999, 1998 and 1997, respectively. SFAS No. 132 requires the disclosure of the impact of a one percent increase and a one percent decrease in the assumed health care cost trend rates on the accumulated postretirement benefit obligation and the service and interest costs components of net periodic postretirement benefit costs. This benefit is not subject to health care inflation and therefore, there is no impact from a one percent increase or decrease in the trend rates.

7. Preferred Stock

Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 1999. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, at an exercise price of $75 per one one-thousandth of a share, subject to adjustment. Under certain circumstances, the rights will entitle the holders thereof to receive, upon payment of the exercise price, in lieu of preferred shares, shares of common stock with a market value equal to twice the exercise price. The rights will expire on March 1, 2006 and may be redeemed prior to ten days after the acquisition by any person or group of 20% or more of the Company's common stock without the consent of the Company.

8. Stock Incentive Plans

Under the Company's stock incentive plans, incentive and non-qualified stock options may be granted to Management, key employees and outside directors to purchase shares of Company stock. The Company's 1996 Stock Incentive Plan and 1996 Non-Executive Stock Incentive Plan (the Plans) are both administered by a

Committee, appointed by the Board, which has complete discretion to determine participants and the terms and provisions of stock incentives, subject to the Plans. The Plans permit the Committee to make awards of a variety of stock incentives, including (but not limited to) dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. These discretionary awards may be made on an individual basis or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. All options awarded under the Plans have been at the prevailing market value at the time of issue or grant. All options granted have five-year or ten-year terms and become exercisable at the end of two or three years of continued employment. At May 31, 1999 and 1998, the Company had reserved a total of 1,602,441 and 1,704,376 shares, respectively, of common stock under the Company's 1996 Stock Incentive Plan.

In March 1997, the Board of Directors approved a resolution to offer the Company's non-executive employees the opportunity to reprice certain options which were originally granted under the Company's 1996 Non-Executive Stock Incentive Plan. The repricing occurred on March 25, 1997, and resulted in the cancellation of approximately 290,000 options and the granting of approximately 174,000 new options with an exercise price equal to $13.125, the closing price on March 24, 1997. The canceled options were replaced with fewer new options in accordance with a formula to result in economic equivalence between the old and new options. The new options were granted with two-year vesting periods and ten-year terms. At May 31, 1999 and 1998, the Company had reserved a total of 1,837,204 and 1,464,820 shares, respectively, of common stock for this Plan.

The Company's Stock Incentive and Deferred Compensation Plan for Directors provides nonmanagement directors with opportunities to defer the receipt of their retainer fees or to allocate their retainer fees to purchase shares of the Company. In general, the Plan sets a target ownership level for nonmanagement directors. To facilitate attaining the target ownership level, the Plan provides that the directors must use at least 60% of their retainer to purchase shares of the Company until they reach the target ownership level. Each director purchasing stock receives additional shares equal to 15% of the shares purchased and three times the total shares in options, which after six months vest and become exercisable for five years from the grant date. In addition, under the Plan, an option to purchase 5,000 shares is granted to each director upon his initial election to the Board of Directors and options to purchase 2,000 shares each are granted to directors upon re-election to the Board of Directors. All options awarded under the Plan have been at the prevailing market price at the time of grant. Pursuant to this Plan, a one-time restricted stock award totaling 5,000 shares was made in fiscal year 1997 to a nonmanagement director. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At May 31, 1999 and 1998, the Company had reserved 77,619 and 81,917 shares, respectively, of common stock for this Plan.

Under the terms of the Distribution, holders of MRI stock options received adjusted, substitute options in MMSI, Morrison Fresh Cooking, Inc. ("MFC") and RTI which, in the aggregate, preserved the economic value as well as the material terms, such as option period, vesting provisions and payment terms, the optionee had in the original MRI options prior to the Distribution. For SFAS No. 123 disclosure purposes, these options, if granted in fiscal year 1996, were valued as of the original grant date.

The Company applies APB No. 25 and related interpretations in accounting for its stock incentive plans. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 1999, 1998 and 1997, respectively: risk-free interest rates of 5.5%, 5.7% and 6.6%; volatility factors of .17, .24 and .19; dividend yields of 0.7%, 0.9% and 4.3%; and weighted average expected lives of 7.0, 7.5 and 7.6 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                  For the Fiscal Year Ended
                                            ------------------------------------

                                             May 31,        May 31,      May 31,
(In thousands, except per share data)          1999           1998         1997
--------------------------------------------------------------------------------
Pro forma net income - Basic and Diluted... $12,224        $10,771       $9,618
Pro forma earnings per share - Basic....... $  1.03        $  0.90       $ 0.82
Pro forma earnings per share - Diluted..... $  1.02        $  0.89       $ 0.82

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards made prior to fiscal year 1996, and additional awards are anticipated.

A summary of the Company's stock option activity and related information for the years ended May, 31, 1999, May 31, 1998 and May 31, 1997 follows:

                                      May 31, 1999             May 31, 1998           May 31, 1997
                                 ----------------------   --------------------- ----------------------
                                             Weighted                 Weighted               Weighted
                                             Average                  Average                Average
                                  Options    Exercise      Options    Exercise    Options    Exercise
                                    (000)    Price          (000)     Price        (000)     Price
                                 -----------------------  --------------------- ----------------------

Outstanding - beginning of year..  2,246     $16.45         2,307     $15.82      2,368      $15.97
Granted..........................    571      17.52           357      17.76        493       13.21
Exercised........................   (634)     14.68          (274)     12.05       (200)       9.69
Forfeited........................   (261)     21.06          (144)     15.55       (354)      16.78
------------------------------------------------------------------------------------------------------
Outstanding - end of year........  1,922     $16.72         2,246     $16.45      2,307      $15.82
======================================================================================================
Exercisable at end of year.......  1,039     $16.52         1,110     $17.09      1,068      $15.95
======================================================================================================

Weighted average fair value of
options granted during the year..            $ 5.34                   $ 6.66                 $ 1.89
======================================================================================================

The following table summarizes information about stock options outstanding at the end of:

                              May 31, 1999
                          Options Outstanding              Options Exercisable
                   -----------------------------------   ----------------------
                                            Weighted
                                Weighted    Average                    Weighted
Range of           Number       Average     Remaining    Number        Average
Exercise           Outstanding  Exercise    Contractual  Exercisable   Exercise
Prices             (000)        Price       Life         (000)         Price
-------------------------------------------------------------------------------

$ 8.98 - $14.38...   513        $13.56      5.59           341         $13.30
$16.50 - $16.50...   523        $16.50      2.14           498         $16.50
$16.56 - $17.13...   504        $17.10      8.80            14         $17.05
$17.21 - $31.59...   382        $20.76      5.17           186         $22.40
-------------------------------------------------------------------------------
                   1,922        $16.72      5.41         1,039         $16.52
===============================================================================

                            May 31, 1998
                          Options Outstanding              Options Exercisable
                   -----------------------------------   ----------------------
                                            Weighted
                                Weighted    Average                    Weighted
Range of           Number       Average     Remaining    Number        Average
Exercise           Outstanding  Exercise    Contractual  Exercisable   Exercise
Prices             (000)        Price       Life         (000)         Price
-------------------------------------------------------------------------------

$ 8.98 - $14.38...   567        $12.77      5.70           187         $11.93
$14.50 - $16.38...   469        $14.78      1.83           432         $14.68
$16.50 - $16.50...   578        $16.50      3.11           110         $16.50
$16.56 - $31.59...   632        $20.94      4.48           381         $22.51
-------------------------------------------------------------------------------
                   2,246        $16.45      3.88         1,110         $17.09
===============================================================================

9. Contingencies

At May 31, 1999, the Company was contingently liable for approximately $7.4 million in letters of credit, issued primarily in connection with its workers' compensation and casualty insurance programs.

The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.

Prior to the Distribution, the Company entered into an agreement with MFC and RTI providing for assumptions of liabilities and cross-indemnities. These agreements are designed to allocate generally, among the three companies, effective as of the Distribution date, financial responsibility for liabilities arising out of or in connection with business activities prior to the Distribution. No significant amounts were incurred under this agreement during fiscal year 1999 or 1998.

11. Supplemental Quarterly Financial Data (Unaudited)

Quarterly financial results for the years ended May 31, 1999 and May 31, 1998 are summarized below. All quarters are composed of three months.

(In thousands, except per share    First      Second     Third     Fourth
data)                              Quarter    Quarter    Quarter   Quarter    Total
                                   ===================================================
For the fiscal year ended
  May 31, 1999

Revenues...........................$72,246    $77,833    $84,085   $90,804    $324,968
                                   ===================================================
Gross profit*......................$11,597    $13,255    $13,771   $15,708    $ 54,331
                                   ===================================================
Income before income taxes.........$ 5,255    $ 5,620    $ 5,251   $ 6,071    $ 22,197
Provision for federal and state
  income taxes.....................  2,103      2,196      2,021     2,337       8,657
                                   ---------------------------------------------------
Net income.........................$ 3,152    $ 3,424    $ 3,230   $ 3,734    $ 13,540
                                   ===================================================
Earnings per share:
  Basic............................$  0.26    $  0.28    $  0.28   $  0.32    $   1.14
  Diluted..........................$  0.26    $  0.28    $  0.27   $  0.31    $   1.12

For thefiscal year ended
   May 31, 1998

Revenues...........................$57,754    $60,646    $63,337   $68,634    $250,371
                                   ===================================================
Gross profit*......................$10,027    $10,688    $10,541   $11,850    $ 43,106
                                   ===================================================
Income before income taxes.........$ 4,674    $ 5,035    $ 4,292   $ 5,064    $ 19,065
Provision for federal and state
  income taxes.....................  1,846      1,989      1,695     1,983       7,513
                                   ---------------------------------------------------
Net income.........................$ 2,828    $ 3,046    $ 2,597   $ 3,081    $ 11,552
                                   ===================================================
Earnings per share:
  Basic............................$  0.24    $  0.25    $  0.22   $  0.26    $   0.97
  Diluted..........................$  0.24    $  0.25    $  0.21   $  0.25    $   0.95

*The Company defines gross profit as revenue less operating expenses.

                         Report of Independent Auditors
             Morrison Management Specialists, Inc. and Subsidiaries


Stockholders and Board of Directors
Morrison Management Specialists, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Morrison Management Specialists, Inc. and Subsidiaries (formerly Morrison Health Care, Inc.) as of May 31, 1999 and May 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1999. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Management Specialists, Inc. and Subsidiaries at May 31, 1999 and May 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1999, in conformity with generally accepted accounting principles.

/s/ERNST & YOUNG LLP

Atlanta, Georgia
June 23, 1999

Common Stock Market Prices and Dividends

Morrison Management Specialists, Inc. common stock is publicly traded on the New York Stock Exchange (NYSE) under the ticker symbol MHI. The following table sets forth the reported high and low prices on the NYSE or the high and low bid prices for each quarter during fiscal years 1999 and 1998.

                                   First       Second     Third      Fourth
                                   Quarter     Quarter    Quarter    Quarter
                                   -------------------------------------------

1999 market price per share:
  High.............................$19.875     $18.500    $20.125    $19.938
  Low..............................$16.875     $16.000    $18.125    $17.500

1998 market price per share:
  High.............................$17.250     $19.750    $20.188    $22.875
  Low..............................$15.375     $15.750    $17.063    $16.250


Cash dividends on the common stock of Morrison Management Specialists, Inc. were paid during each quarter of fiscal years 1999 and 1998 as follows:

                                   First       Second     Third      Fourth
                                   Quarter     Quarter    Quarter    Quarter    Total
                                   ---------------------------------------------------

1999 cash dividends per share......$0.040      $0.040     $0.040     $0.040     $0.160
1998 cash dividends per share......$0.205      $0.205     $0.205     $0.205     $0.820

On June 30, 1999, the Company's Board of Directors declared a quarterly dividend of $0.04 per share, payable July 30, 1999, to 3,493 stockholders of record on July 16, 1999.

                             SHAREHOLDER INFORMATION
             Morrison Management Specialists, Inc. and Subsidiaries

Transfer Agent, Registrar,                 Executive and Operating Offices
Dividend Disbursing Agent                  1955 Lake Park Drive, SE
and Dividend Reinvestment                  Suite 400
Plan Administrator                         Smyrna, GA 30080
SunTrust Bank, Atlanta                     (770) 437-3300
Mail Code 258
PO Box 4625                                Form 10-K Information
Atlanta, GA 30302                          A copy of the Company's annual report
(800) 568-3476                             on Form 10-K, excluding exhibits,
                                           filed with the Securities and
Dividend Reinvestment Plan                 Exchange Commission, will be
For information contact the                furnished to any shareholder without
Investor Relations Department or           charge upon written request to the:
the Dividend Reinvestment Plan             Investor Relations Department
Administrator.                             1955 Lake Park Drive, SE, Suite 400
                                           Smyrna, GA 30080
Independent Auditors
Ernst & Young LLP
600 Peachtree Street                       Annual Meeting
Atlanta, GA 30308                          The Annual Meeting ofStockholders
                                           will be held Tuesday, September 28,
Legal Counsel                              1999, starting at 1:00 p.m. EST at
Powell, Goldstein, Frazer & Murphy LLP     the Georgia International Convention
191 Peachtree Street, NE                   Center, 1902 Sullivan Road, College
Atlanta, GA 30303                          Park, GA 30337

Common Stock                               Morrison's Spice of Life, Advanced
Common Stock of Morrison  Management       Culinary Centers, ACC and Resident's
Specialists, Inc. is traded on the New     Choice are trademarks or registered
York Stock Exchange. (NYSE symbol: MHI)    trademarks of Morrison Management
                                           Specialists, Inc.  All other
                                           trademarks identified in this Annual
                                           Report are the property of third
                                           parties.

The Board of Directors                     Officers of the Company

Glenn A. Davenport                         Glenn A. Davenport
Chairman of the Board and                  Chairman of the Board and
Chief Executive Officer,                   Chief Executive Officer
Morrison Management Specialists
                                           Eugene D. Dolloff
Claire L. Arnold (1,2,3)                   President, Morrison
Chairman and Chief Executive               Senior Dining
Officer, Leapfrog Services
Inc.; Former Chief Executive               K. Wyatt Engwall
Officer, NCC L.P.                          Senior Vice President,
                                           Finance and Assistant
E. Eugene Bishop (1,2,3)                   Secretary
Former Chairman of the
Board and Chief Executive                  John E. Fountain
Officer, Morrison                          Vice President, General
Restaurants Inc                            Counsel and Secretary

Fred L. Brown (1,2,3)                      Gary L. Gaddy
Vice Chairman, BJC Health                  Senior Vice President,
Health System; Chairman,                   Sales and Marketing
American Hospital Association;
Chairman, Advisory Board of                Frances G. Michels
AmericasDoctor.com                         Senior Vice President,
                                           Support Services
Michael F. Corbett (1,2,3)
President, Michael F.                      Richard C. Roberson
Corbett & Associates, LTD;                 Division Vice President,
Chairman and Executive                     Morrison Healthcare Food Services
Director of The Outsourcing
Research Council; Chairman of The          Jerry D. Underhill
Corbett Group                              President, Morrison
                                           Healthcare Food Services
John B. McKinnon (1,2,3)
Former Dean, Babcock
Graduate School of
Management, Wake Forest
University; Former
President, Sara Lee
Corporation; Former President
And Chief Executive Officer,
Integon Corporation

Arthur R. Outlaw, Jr. (1,2,3)
Chairman of the Board and
Chief Executive Officer,
Marshall Biscuit Company

Dr. Benjamin F. Payton (1,2,3)
President, Tuskegee
University

Committees of the Board
1. Compensation and Stock
    Option*
2. Audit*
3. Nominating*

*Comprised entirely of
 non-employee Board Members