Form 10-K, Exhibit 13
period 2000-05-31
MORRISON MANAGEMENT SPECIALISTS INC
filed 2000-08-23
CIK 1007507

2000 FINANCIAL REVIEW

          Selected Financial Data..................................18

          Management's Discussion and Analysis of
          Financial Condition and Results of Operations............19

          Consolidated Statements of Income........................22

          Consolidated Balance Sheets..............................23

          Consolidated Statements of Cash Flows....................24

          Consolidated Statements of Stockholders' Equity..........25

          Notes to Consolidated Financial Statements...............26

          Report of Independent Auditors...........................35

          Shareowner Information...................................36

          Directors and Executive Officers.........................37


                            Page 17 in Annual Report

                             SELECTED FINANCIAL DATA

             Morrison Management Specialists, Inc. and Subsidiaries

The following table summarizes certain selected financial information with respect to Morrison Management Specialists, Inc. (the "Company" or "MMS") and is derived from the Financial Statements of MMS. Effective March 9, 1996, Morrison Health Care, Inc. ("MHCI") was spun off (the "Distribution") from Morrison Restaurants Inc. ("MRI"), becoming an independent public corporation trading under the symbol MHI on the New York Stock Exchange. MHCI subsequently changed its name to Morrison Management Specialists, Inc. effective June 30, 1999. The Selected Financial Data of MMS is presented as if MMS had been a separate entity for fiscal year 1996. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of MMS and notes thereto. Weighted average shares for 1996 were determined as if the shares issued in connection with the Distribution were outstanding from the beginning of the year.


                                                        For the Fiscal Year*
----------------------------------------------------------------------------------------------------------------
   (In thousands except per share data)             2000        1999            1998          1997          1996
----------------------------------------------------------------------------------------------------------------
   Consolidated Statements of Income Data:
   Revenues ................................... $441,074   $ 324,968       $ 250,371     $ 221,011     $ 219,995
  ==============================================================================================================
   Income before provision for income taxes.... $ 23,573   $  22,197       $  19,065     $  17,576     $  16,011
   Provision for federal and state income taxes.   9,311       8,657           7,513         7,290         6,731
                                                ----------------------------------------------------------------
   Net income.................................. $ 14,262   $  13,540       $  11,552     $  10,286     $   9,280
                                                ================================================================
   Earnings per share - Basic.................. $   1.10   $    1.04       $    0.88     $    0.79     $    0.72
                                                ================================================================
   Earnings per share - Diluted................ $   1.07   $    1.02       $    0.86     $    0.79     $    0.72

   Weighted average common shares - Basic .....   12,918      13,071          13,132        12,964        12,841
   Net dilutive effect of stock options and
      nonvested stock awards...................      427         244             279            62            56
                                               ------------------------------------------------------------------
   Weighted average common shares - Diluted....   13,345      13,315          13,411        13,026        12,897
                                               ==================================================================

*Fiscal years 2000, 1999 and 1998 are 12-month years. Fiscal years 1997 and 1996 are composed of 52 weeks. Prior years' share data and earnings per share amounts have been adjusted to reflect the May 2000 stock dividend.



   Consolidated Balance Sheets Data:
    Total assets............................... $120,460   $ 102,927       $  84,374      $ 60,203     $  61,101
    Long-term debt............................. $ 54,865   $  49,305       $  31,690      $ 15,022     $  20,034
    Stockholders'equity........................ $ 15,085   $  14,563       $  10,220      $  6,969     $   5,645
    Working capital............................ $ 16,870   $  15,670       $   7,344      $  3,891     $   8,677
    Current ratio..............................    1.5:1       1.6:1           1.2:1         1.1:1         1.3:1


   Other Data:
    Managed volume** (unaudited)............... $778,600   $ 647,900       $ 504,400      $464,800     $ 435,600
    Cash dividends per share of common stock*** $   0.16   $    0.16       $    0.82      $   0.82     $   0.205

**The Company generally performs its services pursuant to either management fee or profit and loss contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Managed Volume". Management uses the concept of managed volume as an important indicator of the Company's growth and performanace. MMS defines and estimates managed volume as the total cost of operating all client accounts as if MMS performed all services on a profit and loss basis. Managed volume is not a measure of performance under accounting principles generally accepted in the United States. Management uses managed volume as an additional indicator of performance and not as a replacement of financial measures, such as revenues, as defined and required by accounting principles generally accepted in the United States.

***Dividends were not paid prior to the fourth quarter of fiscal year 1996. Cash dividends per share of common stock have not been adjusted to reflect the May 2000 stock dividend.

                            Page 18 in Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             Morrison Management Specialists, Inc. and Subsidiaries

This discussion should be read in conjunction with the Financial Statements and related notes found on pages 22 to 34.

MANAGED VOLUME
--------------
Morrison Management Specialists, Inc. (the "Company" or "MMS") generally performs its services pursuant to either management fee or profit and loss contracts. While the services performed are the same, revenue recognition varies by type of contract. In a management fee account, MMS manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenues and fees are recognized for the amount of the contractually agreed-upon management fee, any earned incentives, plus any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MMS assumes the risk of profit or loss for the foodservice operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

     Due to the difference between the amount of revenue that is reported for a fee account (net management fees plus reimbursed expenses) and a profit and loss account (gross revenues from meal sales), Management uses the concept of managed volume as an important indicator of the Company's growth and performance. MMS defines and estimates managed volume as the total cost of operating all client accounts as if MMS performed all services on a profit and loss basis. Management uses managed volume as an additional indicator of performance and not as a replacement of financial measures, such as revenues, as defined and required by accounting principles generally accepted in the United States.

     The Company's managed volume continues to increase at record levels. In fiscal year 2000, managed volume increased $130.7 million, or 20.2%, to $778.6 million compared to $647.9 million in fiscal year 1999. Managed volume increased $143.5 million in fiscal year 1999, or 28.5%, to $647.9 million as compared to $504.4 million in fiscal year 1998.

RESULTS OF OPERATIONS
---------------------
2000 Compared To 1999

Overview

The Company is the nation's second largest outsourcing provider in the healthcare and senior living industries. MMS is the only national, publicly held company which specializes exclusively in providing food, nutrition and dining services to the healthcare and senior living markets. MMS serves some of the largest and most prominent hospitals, integrated healthcare systems and senior living communities in the United States.

     In fiscal year 2000, the Company continued to demonstrate strong financial results, with increases in revenue, operating profit and net income. These accomplishments were due to record levels of new account sales, high account retention, and growth in existing accounts. A key factor contributing to the new record new business was the award of a five-year contract to provide food and nutrition services to over 60 of Tenet HealthSystem Medical, Inc.'s hospitals.

Revenue

For fiscal year 2000, revenue increased $116.1 million, or 35.7%, to $441.1 million as compared to $325.0 million for fiscal year 1999. The primary source of the increase was the opening of a significant number of new accounts that were larger than accounts which closed during the year. Adding vending operations and increasing employee payrolls at existing accounts also contributed to the growth of revenue as a whole.

Gross Profit

Gross profit, defined as revenue less operating expenses, increased $12.5 million, or 22.9%, to $66.8 million in fiscal year 2000 as compared to $54.3 million in fiscal year 1999. Management's continued emphasis on food and labor cost reductions and growth of existing account business contributed to the favorable results.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $10.7 million, or 35.9%, to $40.5 million in fiscal year 2000 as compared to $29.8 million in fiscal year 1999. The increase was associated with significant new business attained during the fiscal year, which required additional operating costs and expenses for human resources, training, relocations and promotions.

Interest Expense, Net

Interest expense increased 16.0% to $2.7 million in fiscal year 2000 as compared to $2.4 million in the prior year due to increased debt levels associated with the Company's increased capital expenditures and stock repurchases.

Federal and State Income Taxes

The combined federal and state effective tax rate increased to 39.5% in fiscal year 2000 from 39.0% in fiscal year 1999.

1999 Compared To 1998

Overview

In fiscal year 1999, the Company showed strong financial results, with increases in revenue, operating profit and net income. The accomplishments were due to continued focus on cost reductions in all accounts, growth in existing accounts, strong new account sales and the acquisition of Culinary Service Network, Inc. ("CSN") in October 1998. CSN was MMS's third acquisition in the senior living market. The experience and practices of these industry experts created a solid foundation for further developing and growing the nation's foremost senior dining services business. (See Note 2 of the Notes to Consolidated Financial Statements for more information.)

                            Page 19 in Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

             Morrison Management Specialists, Inc. and Subsidiaries

Revenue

In fiscal year 1999, revenue increased $74.6 million, or 29.8%, to $325.0 million as compared to $250.4 million in fiscal year 1998. The primary sources of this increase were growth at existing accounts, including adding vending operations and increasing employee payrolls, opening more and larger accounts than were closed and key acquisitions.

Gross Profit

Gross profit increased $11.2 million, or 26.0%, to $54.3 million for fiscal year 1999 as compared to $43.1 million in fiscal year 1998. Growth of existing account business, continued emphasis on food and labor cost reductions, and acquisitions all contributed to the favorable results.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.9 million, or 29.9%, to $29.8 million for fiscal year 1999 as compared to $22.9 million in fiscal year 1998. The increase was associated with additional costs associated with obtaining new business, such as additional expenses related to human resources, training, relocations and promotions.

Interest Expense, Net

Interest expense increased 110.0% to $2.4 million in fiscal year 1999 as compared to $1.1 million in the prior year due to higher debt levels associated with the Company's acquisitions and increased capital expenditures for both the Advanced Culinary Centers(TM) and the Company's technology initiatives.

Federal and State Income Taxes

The combined federal and state effective tax rate decreased to 39.0% in fiscal 1999 from 39.4% in fiscal 1998.

YEAR 2000 COMPLIANCE
--------------------
The Company's technology initiatives included both preparations for the year 2000 issue and significant system upgrades and enhancements. Such initiatives identified plans necessary to minimize failures of systems to process date-sensitive information in the year 2000 and beyond. MMS elected to replace its most critical system, a shared-mainframe corporate system, with client-server systems developed using Year 2000 compliant standards. The Company also verified that all other significant vendor licensed software applications were either Year 2000 compliant or would be by December 31, 1999. The Company did not experience any significant failures of its systems during the transition from 1999 to 2000. MMS will continue to monitor system performance throughout the year 2000 to ensure continued compliance. While it is not possible to give an estimate of the costs specifically related to the year 2000 issue, the total cost of these technology initiatives was approximately $5 million.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
Cash Flow, Capital Expenditures and Financing

Due to the nature of its contract foodservice business, the Company is able to maintain a relatively steady cash flow. Cash flow from operations has historically financed MMS's capital investments. MMS has plans for expansion over the next several years and expects that cash flow from operations plus utilization of the existing lines of credit will be sufficient to provide for this expansion. See "Special Note Regarding Forward-Looking Information."

     The Company has a $75 million revolving credit facility from four financial institutions extending through July 2, 2003. Borrowings under the credit facility bear interest based on LIBOR.

     The Company utilizes two interest rate swap agreements with notional amounts of $10 million each to reduce the impact of changes in the interest rates on its floating rate debt. These swap agreements effectively converted $20 million of variable rate borrowings to fixed rates of approximately 5.6% plus the credit spread. Interest expense is adjusted for the differential to be paid or received as interest rates change. The effect of such adjustments on interest expense has not been significant. The Company's swap agreements expose it to credit risks that are inherent in all interest rate swaps. Counterparties to these agreements are major financial institutions. Consequently, the Company believes that the credit risk of its swap agreements is minimal. The Company does not believe that any reasonably likely change in near-term interest rates would have a material adverse effect on the future earnings or cash flows of the Company.

     The Company's effective interest rate increased to approximately 6.1% in fiscal year 2000 from 5.8% in fiscal year 1999. The increase was primarily due to the increase in the LIBOR rate throughout the fiscal year.

     On May 31, 2000, MMS had $54.9 million outstanding in total debt, an increase of $5.5 million from $49.4 million in the prior year.

     Trade accounts receivable make up the majority of MMS's total current assets. Historically, the average days outstanding in trade accounts receivable is less than one month and bad debt expense has been minimal.

     MMS requires capital principally for acquisitions, new accounts, equipment replacement and remodeling of existing accounts, and the construction of Advanced Culinary Centers(TM). Cash provided by operating activities approximated $22.0 million for fiscal year 2000 compared to $8.1 million in fiscal year 1999. Capital expenditures were approximately $12.6 million, an increase of $4.2 million compared to the $8.4 million in the prior year. The Company did not have material commitments for capital expenditures as of the end of fiscal year 2000. Capital expenditures are anticipated to total approximately $15 million to $20 million for fiscal year 2001. MMS plans to finance this amount primarily through internally generated funds. See "Special Note Regarding Forward-Looking Information." Cash used for acquisition-related expenditures was $1.4 million for fiscal year 2000, a decrease of $5.5 million compared to the $6.9 million in fiscal year 1999.

                            Page 20 in Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS(continued)

             Morrison Management Specialists, Inc. and Subsidiaries

Stock Repurchase Program

In March 1998, MMS's Board of Directors authorized a program to repurchase up to 1,000,000 shares of the Company's Common Stock. An additional 1,000,000 shares were authorized to be repurchased in June of 1999. During fiscal year 2000, the Company repurchased 868,200 shares of the Company's stock at an aggregate cost of $21.0 million. During fiscal year 1999, the Company repurchased 777,210 shares at an aggregate cost of $14.5 million. A total of 259,790 shares remained authorized for repurchase under the Company's stock repurchase program as of the end of fiscal year 2000. Subsequent to year end, in June 2000, the Company's Board of Directors authorized the repurchase of another 1,000,000 shares.

Working Capital

As of May 31, 2000, working capital was $16.9 million while the current ratio was 1.5:1. Working capital increased $1.2 million from $15.7 million and the current ratio decreased 0.1 from 1.6:1 for fiscal year 1999.

Dividends

MMS paid approximately $1.9 million in cash dividends to stockholders during fiscal year 2000. The Company plans to pay annual cash dividends of approximately $2.1 million in the next fiscal year. On March 28, 2000, MMS's Board of Directors declared a 10% stock dividend payable on May 19, 2000 to shareholders of record on May 1, 2000. See "Special Note Regarding Forward-Looking Information."

KNOWN EVENTS, UNCERTAINTIES AND TRENDS
--------------------------------------
Impact of Inflation

In the past, MMS has been able to recover inflationary cost increases through contract inflation adjustments, increased productivity and menu changes. There have been, and there may be in the future, delays in contract inflation adjustments and competitive pressures which limit MMS's ability to recover such cost increases in their entirety. Historically, the effects of inflation on MMS's net income have not been materially adverse. See "Special Note Regarding Forward-Looking Information."

Management's Outlook

Management believes that growth will continue to occur through sales to integrated healthcare systems and senior living communities, and through expanding services at the Company's existing accounts and the Advanced Culinary Centers(TM). Morrison believes that pressures on hospitals and healthcare systems to outsource foodservices are increasing due to the Balanced Budget Act and managed care. Management believes these pressures will aid the continued growth of MMS. The Company expects growth from the senior living market primarily from focused expertise and the ability to provide unique dining solutions for senior living communities.

     MMS serves some of the largest and most prominent hospitals, healthcare systems and senior living communities in the United States. The Company strives to maintain its long-term partnerships with these facilities and communities by continuing to increase quality and lower costs. During the upcoming year, MMS believes that additional investments in its team members and programs designed to enhance its aggressive sales drive will add new clients while building stronger relationships with current accounts. By focusing on its market of hospitals and integrated healthcare systems and expanding into the senior living market, the Company believes that it is strategically positioned for strong growth. See "Special Note Regarding Forward-Looking Information."

Special Note Regarding Forward-Looking Information

The  foregoing   section  and  other  areas  of  this  report  contain   various
"forward-looking statements" which represent the Company's expectations or beliefs concerning future events, including the following: statements regarding account growth, future capital expenditures and borrowings, the payment of dividends, the impact of inflation and the effects of Management's strategies for growth. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those included in the forward-looking statements including, without limitation, the following: healthcare spending trends; the growth of systems and group
purchasing   organizations;   changes  in  healthcare   regulations;   increased
competition  in the  healthcare  food and  nutrition or senior  living  markets;
customers' acceptance of the Company's cost-saving programs; and laws and regulations affecting labor and employee benefit costs.

                            Page 21 in Annual Report


                        CONSOLIDATED STATEMENTS OF INCOME

             Morrison Management Specialists, Inc. and Subsidiaries

                                                  For the Fiscal Year Ended

-----------------------------------------------------------------------------------
(In thousands, except per share data)
                                      May 31, 2000   May 31, 1999     May 31, 1998
-----------------------------------------------------------------------------------

Revenues...........................       $441,074       $324,968         $250,371
Operating expenses.................        374,310        270,637          207,265
                                   ------------------------------------------------
Gross profit.......................         66,764         54,331           43,106
Selling, general and administra-
  tive expenses....................         40,457         29,776           22,919
                                   ------------------------------------------------
                                            26,307         24,555           20,187
Interest expense, net of interest
  income of $315 in 2000, $396
  in 1999 and $406 in 1998.........          2,734          2,358            1,122
                                   ------------------------------------------------
Income before provision for
  income taxes.....................         23,573         22,197           19,065
Provision for federal and state
  income taxes.....................          9,311          8,657            7,513
                                   ------------------------------------------------
Net income.........................       $ 14,262       $ 13,540         $ 11,552
                                   ================================================


Earnings per share - Basic.........       $   1.10       $   1.04         $   0.88
Earnings per share - Diluted.......       $   1.07       $   1.02         $   0.86

Weighted average common

  shares - Basic...................         12,918         13,071           13,132
Net dilutive effect of stock
  options and nonvested stock
  awards...........................            427            244              279
                                   ------------------------------------------------
Weighted average common

  shares - Diluted.................         13,345         13,315           13,411
                                   ================================================

Prior years' share data and earnings per share amounts have been adjusted to reflect the May 2000 stock dividend.

The accompanying notes are an integral part of the financial statements.


                            Page 22 in Annual Report


                           CONSOLIDATED BALANCE SHEETS

             Morrison Management Specialists, Inc. and Subsidiaries

(In thousands)                                   May 31, 2000    May 31, 1999
                                                 ----------------------------
ASSETS
Current assets:

  Cash and short-term investments................     $ 3,645         $ 2,780
  Receivables:
    Trade, less allowance for doubtful
    accounts of $677 at May 31, 2000 and
    $712 at May 31, 1999.........................      34,952          27,804
    Other........................................       5,465           6,231
  Inventories....................................       4,909           2,940
  Prepaid expenses...............................       3,209           2,312
  Deferred income tax benefits...................       1,397           1,747
                                                 ----------------------------
Total current assets.............................      53,577          43,814

Property and equipment - at cost:

  Land...........................................       1,375               -
  Buildings and improvements.....................       6,512           5,931
  Equipment......................................      28,445          24,923
  Construction in progress.......................       4,467             121
                                                 ----------------------------
                                                       40,799          30,975
Less accumulated depreciation....................      15,408          12,376
                                                 ----------------------------
                                                       25,391          18,599
Deferred income tax benefits.....................       2,506           2,947
Cost in excess of net assets acquired, net.......      18,670          18,331
Notes receivable, less current portion...........       1,024           3,626
Deferred Compensation Plan assets................       6,517           4,910
Other assets.....................................      12,775          10,700
                                                 ----------------------------
Total assets.....................................    $120,460        $102,927
                                                 ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................    $ 19,290        $ 15,091
  Accrued liabilities:
    Taxes, other than income taxes...............       3,834           2,187
    Payroll and related costs....................      10,675           7,322
    Insurance....................................       1,278           1,909
    Other........................................       1,602           1,499
  Current portion of long-term debt..............          28             136
                                                 ----------------------------
Total current liabilities........................      36,707          28,144

Long-term debt...................................      54,865          49,305
Deferred Compensation Plan obligation............       6,517           4,910
Other liabilities................................       7,286           6,005

Stockholders' equity:
  Common stock, $0.01 par value (authorized
    100,000 shares; issued: 2000 - 12,704 shares;
    1999 - 11,977 shares).......................          127             120
  Capital in excess of par value................       16,488           3,324
  Unearned ESOP shares..........................       (2,292)         (2,806)
  Deferred Compensation Plan liability
    payable in Company stock....................        1,645           1,518
  Retained earnings.............................          762          13,925
                                                -----------------------------
                                                       16,730          16,081
Less cost of Company stock held by Deferred
  Compensation Plan.............................        1,645           1,518
                                                -----------------------------
Total stockholders' equity......................       15,085          14,563
                                                -----------------------------
Total liabilities and stockholders' equity......     $120,460        $102,927
                                                =============================

The accompanying notes are an integral part of the financial statements.


                            Page 23 in Annual Report


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

             Morrison Management Specialists, Inc. and Subsidiaries

                                            For the Fiscal Year Ended

                               -------------------------------------------------
(In thousands)                   May  31, 2000    May 31, 1999    May 31, 1998
                               -------------------------------------------------

OPERATING ACTIVITIES:
Net income.....................        $14,262        $ 13,540        $ 11,552
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
Depreciation...................          4,862           3,254           2,538
Amortization of intangibles....          1,021             860             377
Deferred income taxes..........            791            (182)           (811)
Gain on disposition of assets..           (140)           (112)            (19)
Changes in operating assets and
  liabilities:
    Receivables................         (3,780)         (5,949)         (6,359)
    Inventories................         (1,969)             (4)           (246)
    Prepaid and other assets...         (4,579)         (4,141)         (3,420)
    Accounts payable, accrued

      and other liabilities....         11,559             855           3,430
                               -------------------------------------------------
Net cash provided by operating
  activities...................         22,027           8,121           7,042
                               -------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property and
  equipment....................        (12,582)         (8,389)         (8,850)
Proceeds from disposal of
  assets.......................          1,068             799             268
Acquisition of businesses,
  net of cash acquired.........         (1,360)         (6,859)         (7,464)
                               -------------------------------------------------
Net cash used by investing
  activities...................        (12,874)        (14,449)        (16,046)
                               -------------------------------------------------
FINANCING ACTIVITIES:
Net proceeds from long-term
  debt.........................         26,560          19,893          21,690
Principal payments on long-term
  debt.........................        (21,108)         (7,309)         (5,011)
Proceeds from exercise of stock
  options and issuance of
  stock, net of income tax
  benefits.....................          8,211           6,766           3,054
Dividends paid.................         (1,886)         (1,937)         (9,877)
Payments to acquire Treasury
  Stock........................        (20,961)        (14,539)         (1,891)
ESOP shares released ..........            896             514             412
                               -------------------------------------------------
Net cash (used)/provided by
 financing activities..........         (8,288)          3,388           8,377
                               -------------------------------------------------
Increase/(decrease) in cash

  and short-term investments...            865          (2,940)           (627)
Cash and short-term
  investments at the
  beginning of the year........          2,780           5,720           6,347
                               -------------------------------------------------
Cash and short-term investments
  at the end of the year.......        $ 3,645         $ 2,780         $ 5,720
                               =================================================

Supplemental disclosure of cash flow information - cash paid for:
    Interest...................        $ 3,015         $ 2,924         $ 1,696
    Income taxes...............        $ 6,938         $ 9,386         $ 7,933

   The accompanying notes are an integral part of the financial statements.


                            Page 24 in Annual Report


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             Morrison Management Specialists, Inc. and Subsidiaries

(In thousands, except per share data)
                                          May 31, 2000           May 31, 1999             May 31, 1998
                                       Shares     Amount       Shares     Amount       Shares     Amount
                                       -----------------       -----------------       -----------------
COMMON STOCK
Beginning balance..................... 11,977      $ 120       12,379      $ 124       12,165      $ 122
Stock dividend........................  1,144         11            0          0            0          0
Shares issued under Stock Incentive
  Plans...............................    451          5          470          5          214          2
Cancellation of Treasury Stock........   (868)        (9)        (872)        (9)           0          0
                                       -----------------       -----------------       -----------------
Ending balance........................ 12,704        127       11,977        120       12,379        124
                                       -----------------       -----------------       -----------------

CAPTIAL IN EXCESS OF PAR VALUE
Beginning balance.....................             3,324                  12,859                   9,717
Stock dividend........................            25,528                       0                       0
Shares issued under Stock Incentive
  Plans, net of income tax benefits...             8,206                   6,761                   3,052
Shares released from ESOP.............               382                     125                      90
Cancellation of Treasury Stock........           (20,952)                (16,421)                      0
                                      ------------------       -----------------       -----------------
Ending balance........................            16,488                   3,324                  12,859
                                      ------------------       -----------------       -----------------

UNEARNED ESOP SHARES
Beginning balance.....................   (198)    (2,806)        (226)    (3,195)        (249)    (3,517)
Shares released from ESOP.............     20        514           28        389           23        322
                                      ------------------       -----------------       -----------------
Ending balance........................   (178)    (2,292)        (198)    (2,806)        (226)    (3,195)
                                      ------------------       -----------------       -----------------

DEFERRED COMPENSATION PLAN LIABILITY
  PAYABLE IN COMPANY STOCK
Beginning balance.....................             1,518                   1,848                   1,341
Net change............................               127                    (330)                    507
                                      ------------------       -----------------       -----------------
Ending balance........................             1,645                   1,518                   1,848
                                      ------------------       -----------------       -----------------

RETAINED EARNINGS
Beginning balance.....................            13,925                   2,322                     647
Net income............................            14,262                  13,540                  11,552
Stock dividend........................           (25,539)                      0                       0
Cash dividends of $0.16 per share in
  fiscal 2000 and 1999; $0.82 per
  share in fiscal 1998................            (1,886)                 (1,937)                 (9,877)
                                      ------------------       -----------------       -----------------
Ending balance........................               762                  13,925                   2,322
                                      ------------------       -----------------       -----------------

TREASURY/COMPANY STOCK HELD BY
  DEFERRED COMPENSATION PLAN
Beginning balance.....................    (85)    (1,518)        (199)    (3,738)         (95)    (1,341)
Cancellation/(Purchase) of Treasury
  Stock...............................      0          0           95      1,891          (95)    (1,891)
(Purchase)/Sale of Company Stock -
  held by Deferred Compensation Plan..    (13)      (127)          19        329           (9)      (506)
                                      ------------------       -----------------       -----------------
Ending balance........................    (98)    (1,645)         (85)    (1,518)        (199)    (3,738)
                                      ------------------       -----------------       -----------------
Total Stockholders' Equity............           $15,085                 $14,563                 $10,220
                                      ==================       =================       =================

The accompanying notes are an integral part of the financial statements.


                            Page 25 in Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
On March 9, 1996, Morrison Health Care, Inc. and Subsidiaries ("MHCI") was spun off (the "Distribution") from Morrison Restaurants Inc. ("MRI"). Effective June 30, 1999 MHCI changed its name to Morrison Management Specialists, Inc. (the "Company" or "MMS"). Prior to the Distribution, MMS was a wholly owned healthcare contract food and nutrition business of MRI.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BUSINESS AND CREDIT RISK CONCENTRATIONS
The Company primarily competes in the healthcare food, nutrition and senior dining services and encounters significant competition in these markets. The length of each contract varies by customer. During fiscal year 2000, the Company was awarded a new five-year contract to provide food and nutrition services to over 60 of Tenet HealthSystem Medical, Inc.'s ("Tenet") hospitals. The revenue from the Tenet accounts for fiscal years 2000, 1999 and 1998 was $69.2 million, $23.2 million and $12.0 million, respectively. These revenues accounted for 15.7%, 7.2% and 4.8% of total revenue for fiscal years 2000, 1999 and 1998, respectively.

     Concentration of credit risk with respect to trade accounts receivable is generally limited due to the large number of customers that make up the Company's customer base, thus spreading trade risk. With the addition of new Tenet accounts, Tenet accounted for 12.9% and 6.8% of total accounts receivable at May 31, 2000 and 1999, respectively. The Company maintains reserves for potential uncollectible amounts which, in aggregate, have not exceeded Management's expectations.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of MMS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

PROPERTY AND EQUIPMENT DEPRECIATION
Property and equipment are stated at cost and are being depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation generally range from 3% to 5% for buildings and from 10% to 34% for kitchen and other equipment. Costs incurred in connection with the construction at major facilities or of Advanced Culinary Centers(TM) are capitalized as construction in progress until such facilities or centers become operational. Interest is capitalized in connection with these capitalized construction costs. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In fiscal 2000, 1999 and 1998, $37,011, $219,000 and $127,000 of interest was capitalized, respectively.

     Property and equipment are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount.

INTANGIBLE ASSETS
Excess of costs over the fair value of net assets acquired with purchased businesses generally is amortized on a straight-line basis over periods ranging from 10 to 40 years. At May 31, 2000, 1999 and 1998, the accumulated amortization for costs in excess of net assets acquired was $3.8 million, $2.8 million and $1.9 million, respectively.

     The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of each operating business acquired. Adjustments are made if the sum of expected future net cash flows is less than net book value. The Company believes that the remaining amounts of these assets have continuing value.

                            Page 26 in Annual Report

             Morrison Management Specialists, Inc. and Subsidiaries

REVENUE RECOGNITION
Revenue is recognized upon performance of services. The Company generally performs its services pursuant to either management fee or profit and loss contracts. While actual services performed are the same, revenue recognition varies by type of contract. In a management fee account, MMS manages the services and facilities, but the client is responsible for all or nearly all the costs. Revenue and fees are recognized for the amount of the contractually agreed upon management fee and any earned incentives plus the amount of any expenses or employee payroll costs paid by the Company and charged back to the client. In a profit and loss account, MMS assumes the risk of profit or loss for the foodservice operation. For such accounts, the amount of revenue reported is the actual revenue generated from meals served to patients, client employees and visitors.

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

NEW ACCOUNTING STANDARDS
The Financial Accounting Standards Board has issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," Statement No. 137, "Accounting for Derivative and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," and statement No. 138, "Accounting for Certain Derivative Instruments and certain Hedging Activities- an amendment of FASB Statement No. 133," which establish reporting standards for derivative instruments. These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, and will be adopted by the Company in fiscal 2002.

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

FINANCIAL INSTRUMENTS
The Company's financial instruments at May 31, 2000, 1999 and 1998 consisted of cash and short-term investments, accounts and notes receivable, long-term debt and interest rate swap agreements. The fair value of these financial instruments, except the interest rate swap agreements, approximated the carrying amounts reported in the balance sheets. Cash is deposited in financial institutions which carry FDIC insurance. From time to time, the cash balances in these institutions exceed the insured amount. Management does not believe this is a significant risk to the Company.

     The Company uses interest rate swap agreements to manage interest rate exposure. The fair value of such swap agreements was not significant at May 31, 2000.

     Although substantially all of the Company's trade accounts receivable are from healthcare institutions, Management believes that concentrations of credit risk are limited due to the geographic diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade accounts receivable from individual customers or from groups of customers in any geographic area.

RECLASSIFICATION

Certain prior year amounts and balances have been reclassified to conform to the current year presentation.

                            Page 27 in Annual Report

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 2. ACQUISTIONS

In October 1998, the Company acquired all of the outstanding common stock of Philadelphia-based Culinary Service Network, Inc. In March 1998, the Company acquired substantially all of the assets of Chicago-based Spectra Services, Inc. In January 1998, the Company acquired all of the outstanding common stock of Phoenix-based Drake Management Services, Inc. Each of the companies, which provided dining services in the senior living market, were acquired for cash, with a total acquisition price of $12.1 million. Contingent payments may be earned by sellers in future years. Approximately $1.4 million of additional consideration was paid in the year ended May 31, 2000. The acquisitions were accounted for using the purchase method of accounting, and the resulting goodwill is being amortized over 20 years using the straight-line method. The operating results of these companies have been included from their respective acquisition dates. Pro forma results are not presented for these acquisitions as they were not significant during the periods presented.

NOTE 3. LONG-TERM DEBT

Long-term debt consists of the following:

                                         ---------------------------------------
(In thousands)                              May 31, 2000         May 31, 1999
                                         ---------------------------------------
Variable rate revolving credit
  facility due in full 7/2/03............        $52,115              $46,555
Other notes and mortgages................          2,778                2,886
                                         ---------------------------------------
                                                  54,893               49,441
Less current maturities..................             28                  136
                                         ---------------------------------------
                                                 $54,865              $49,305
                                         =======================================

     The Company has a $75 million credit facility with four financial institutions extending through July 2, 2003. Borrowings under the credit facility bear a variable interest rate based upon LIBOR. Commitment fees range from 0.20% to 0.30% per annum based on the Company's leverage ratio and are payable on the unused portion of the credit facility. At May 31, 2000, the Company had $52.1 million in borrowings under the agreement, with a weighted average variable rate of approximately 6.5%.

     The Company utilizes two interest rate swap agreements, with a notional amount of $20 million at May 31, 2000, to reduce the impact of changes in the interest rates on its floating rate debt. Under these agreements, MMS pays the counterparties interest at a weighted average fixed rate of approximately 5.6% plus the credit spread, and the counterparties pay MMS interest at a variable rate equal to LIBOR. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the interest expense related to the debt. The related amount payable or receivable from counterparties is included in trade and other receivables or payables.

     In addition, the Company had uncommitted demand lines of credit amounting to $5 million. At May 31, 2000, the Company did not have any borrowings outstanding under these agreements.

     The credit facility contains certain restrictions on incurring additional indebtedness and certain funded debt, and fixed charge coverage requirements. The Company was in compliance with all such covenants at May 31, 2000.

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 4. INCOME TAXES

The components of income tax expense (benefit) are as follows:

(In thousands)                            For the Fiscal Year Ended
                             --------------------------------------------------
                               May 31, 2000     May 31, 1999    May 31,1998
                             --------------------------------------------------
Current:
Federal......................        $7,399           $7,301         $6,875
State........................         1,121            1,538          1,449
                             --------------------------------------------------
                                      8,520            8,839          8,324
                             --------------------------------------------------
Deferred:
Federal......................           838             (150)          (670)
State........................           (47)            ( 32)          (141)
                             --------------------------------------------------
                                        791             (182)          (811)
                             --------------------------------------------------
                                     $9,311           $8,657         $7,513
                             ==================================================

Deferred tax assets and liabilities are comprised of the following:

                                           ------------------------------------
(In thousands)                                  May 31, 2000    May 31, 1999
                                           ------------------------------------
Deferred tax assets:
Employee benefits..........................           $5,410          $4,484
Insurance reserves.........................              798           1,093
Bad debt reserve...........................              271             292
Other......................................              467             907
                                           ------------------------------------
Total deferred tax assets..................            6,946           6,776
                                           ------------------------------------
Deferred tax liabilities:
Property and equipment.....................            1,991             517
Retirement plans...........................              502             451
Prepaid deductions.........................              111             157
Other......................................              439             957

                                           ------------------------------------
Total deferred tax liabilities.............            3,043           2,082
                                           ------------------------------------
Net deferred tax assets....................           $3,903          $4,694
                                           ====================================

                            Page 28 in Annual Report

     SFAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that future taxable income will be sufficient to realize all of the Company's deferred tax assets based on historical earnings of the Company; therefore, a valuation allowance has not been established.

     A reconciliation from the statutory federal income tax expense to the reported income tax expense is shown below:

(In thousands)                                For the Fiscal Year Ended
                                   --------------------------------------------
                                   May 31, 2000     May 31, 1999    May 31,1998
                                   --------------------------------------------
Statutory federal income taxes.....      $8,250           $7,769         $6,673
State income taxes net of
  federal income tax benefit.......         702              839            853
Other, net.........................         359               49            (13)
                                   --------------------------------------------
                                         $9,311           $8,657         $7,513
                                   ============================================

     The effective income tax rate was 39.5%, 39.0% and 39.4% in fiscal years 2000, 1999 and 1998, respectively.

NOTE 5. EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PLANS:
Salary Deferral Plan

Under the Company's Salary Deferral Plan, each eligible employee may elect to make pretax contributions to a trust fund in amounts ranging from 2% to 10% of their annual earnings. The Company's contribution to the Plan is based on the employee's pretax contribution and years of service. Under the provisions of the Plan, highly compensated employees, as defined by the Internal Revenue Code, are limited to contributions of 3% and receive a maximum of a 20% match. The Company's contributions to the trust fund approximated $655,000, $515,000 and $414,000 for fiscal years 2000, 1999 and 1998, respectively.

     During fiscal year 1997, the Company began sponsorship of an employee stock ownership (ESOP) feature covering participants in the Salary Deferral Plan. The Company loaned the Plan $3.6 million (with outstanding balances of $2.3 million and $2.8 million at May 31, 2000 and May 31, 1999, respectively) to purchase approximately 280,000 shares of common stock, at an interest rate of 5.47%. The Company adopted the provisions of AICPA Statement of Position No. 93-6 which requires that compensation expense be measured based on the fair value of the shares over the period the shares are earned. The fair value of unearned shares at May 31, 2000 and May 31, 1999 was approximately $4,853,000 and $3,885,000, respectively.

Deferred Compensation Plan

The Company maintains the Deferred Compensation Plan for certain selected employees. The provisions of this Plan are similar to those of the Salary Deferral Plan. Differences include which employees are eligible to participate and the limitations on the amount of deferrals that may be elected by participants. The Company's contributions under the Plan approximated $185,000, $112,000 and $104,000, for fiscal years 2000, 1999 and 1998, respectively. Assets of the Plan are held in a rabbi trust and must be accounted for as if they are assets of the Company. Assets and liabilities of the Plan approximated $8,162,000 and $6,428,000 at May 31, 2000 and 1999, respectively, and include $1,645,000 and $1,518,000, respectively, of MMS common stock, which is accounted for as treasury stock at cost.

DEFINED BENEFIT PLANS:
Retirement Plan

The Retirement Plan was frozen by Ruby Tuesday, Inc. ("RTI") (formerly Morrison Restaurants Inc.) on December 31, 1987. The Company is a joint sponsor of the Retirement Plan. No additional benefits accrued, no contributions were made, and no new participants entered the Plan after that date. The Company will continue to share in future expenses of the Plan. Participants will receive benefits based upon salary and length of service. The Plan's assets include common stock, fixed income securities, short-term investments and cash.

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

             Morrison Management Specialists, Inc. and Subsidiaries

     To provide a funding source for the payment of benefits under the Executive Supplemental Pension Plan and the Management Retirement Plan, the Company owns various life insurance contracts on some of the participants. The cash value of these policies, net of loans, was $3,632,000 at May 31, 2000 and $2,204,000 at May 31, 1999. The policies have been placed in a rabbi trust which will hold the policies and death benefit proceeds as they are received.

                            Page 29 in Annual Report

             Morrison Management Specialists, Inc. and Subsidiaries

     The following table reconciles the change in the pension benefit obligation and the fair market value of plan assets and presents the components of pension expense, the funded status and the amounts recognized in the Company's consolidated financial statements for the Retirement Plan, the Executive Supplemental Pension Plan and the Management Retirement Plan.


(In thousands)                                                                     Benefit Obligation
                                             Assets Exceed                       Exceeds Assets -Executive
                                           Benefit Obligation -                 Supplemental Pension Plan
                                             Retirement Plan                   and Management Retirement Plan
                                     ----------------------------------     ------------------------------------
                                     May 31,     May 31,       May 31,         May 31,      May 31,    May 31,
For the Fiscal Year Ended              2000        1999          1998            2000         1999       1998
                                     ----------------------------------     ------------------------------------
COMPONENTS OF NET PERIODIC PENSION
  EXPENSE/(INCOME):
Service cost........................ $    0      $    0       $     0         $   177      $   140      $ 108
Interest cost.......................    293         274           347             408          322        270
Expected return on plan assets......   (391)       (342)       (1,046)              0            0          0
Amortization and deferral...........    128          (8)          629             220          184        149
                                    ----------------------------------     --------------------------------------
Net periodic pension expense/
 (income)........................... $   30      $  (76)      $   (70)        $   805      $   646      $ 527
                                    ==================================     ======================================

CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning
  of year........................... $4,163      $3,895                       $ 5,261      $ 4,318
Service cost .......................      0           0                           177          140
Interest cost.......................    293         274                           408          322
Actuarial (gains) losses............    (33)        588                           616          524
Benefit payments....................   (571)       (594)                         (134)         (43)
                                    --------------------                    ------------------------
Benefit obligation at end of year... $3,852      $4,163                       $ 6,328      $ 5,261
                                    ====================                    ========================

CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value at beginning of year..... $4,174      $4,425                       $     0      $     0
Benefit payments....................   (572)       (593)                            0            0
Actual return on plan assets........    391         266                             0            0
Gains on investments................     18          76                             0            0
                                    --------------------                   ------------------------
Fair value at end of year........... $4,011      $4,174                       $     0      $     0
                                    ====================                   ========================
FUNDED(UNFUNDED) STATUS              $  159      $   11                       $(6,328)     $(5,261)
Unrecognized prior service cost.....      0           0                           677          207
Unrecognized net losses.............    961       1,071                         1,370        1,383
Unrecognized net transition
  obligation........................    142         211                           396          456
Additional minimum liability........      0           0                          (609)        (291)
                                    --------------------                   ------------------------
Prepaid (accrued) benefit cost...... $1,262      $1,293                       $(4,494)     $(3,506)
                                    ====================                   ========================

The weighted average discount rate for all three plans was 8.0%, 7.5% and 7.5% for fiscal years 2000, 1999 and 1998, respectively. The rate of increase in compensation levels for the Executive Supplemental Pension Plan and the Management Retirement Plan was 4% for all three years presented. The expected long-term rate of return on plan assets for the Retirement Plan was 10% for all three years. The aggregate projected benefit obligation and the accumulated benefit obligation for the Executive Supplemental Pension Plan and the Management Retirement Plan, both of which exceed the fair value of plan assets, were $6,328,000 and $4,494,000, respectively, as of May 31, 2000, and $5,261,000 and $3,463,000, respectively, as of May 31, 1999. For the Retirement Plan, the projected benefit obligation equaled the accumulated benefit obligation and was less than the fair value of plan assets as of May 31, 2000 and May 31, 1999.

                            Page 30 in Annual Report

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides health care benefits and life insurance benefits to eligible retirees. Benefits are funded as medical claims and life insurance premiums are incurred. Retirees become eligible for retirement benefits if they have met certain service and minimum age requirements at date of retirement. The Company accrues expenses related to postretirement healthcare and life insurance benefits during the years an employee provides services.

The following table reconciles the change in the postretirement benefit obligation and the fair market value of plan assets and presents the components of net periodic postretirement benefit expense, the funded status and the amounts recognized in the Company's consolidated financial statements:

(In thousands)
 -------------------------------------------------------------------------------
 For the Fiscal Year Ended          May 31, 2000     May 31, 1999    May 31,1998
 -------------------------------------------------------------------------------
Components of net periodic postretirement expense:

Service cost........................     $     6          $     8           $  7
Interest cost.......................          89              136            147
Amortization and deferral...........          24               17              4
                                    --------------------------------------------
Net periodic postretirement expense.     $   119          $   161           $158
                                    ============================================

Change in benefit obligation:
Benefit obligation at beginning
  of year..........................      $ 1,853          $ 1,919
Service cost.......................            6                8
Interest cost......................           89              136
Actuarial (gains) losses...........         (502)               0
Benefit payments...................         (119)            (210)
                                   --------------------------------
Benefit obligation at end of year..      $ 1,327          $ 1,853
                                   ================================

Change in fair value of plan assets:

Fair value at beginning of year....      $     0          $     0
Employer contributions.............          119              210
Benefit payments...................         (119)            (210)
                                   --------------------------------
Fair value at end of year..........      $     0          $     0
                                   ================================

Funded (unfunded) status...........      $(1,327)         $(1,853)
Unrecognized prior service cost....          (95)            (117)
Unrecognized net (gains)/losses....          (34)             466
                                   --------------------------------
Accrued postretirement benefit

  cost.............................      $(1,456)         $(1,504)
                                   ================================

The weighted average discount rate used for measuring the accumulated postretirement benefit obligation was 8.0%, 7.5% and 7.5% for fiscal years 2000, 1999 and 1998, respectively. SFAS No. 132 requires the disclosure of the impact of a one percent increase and a one percent decrease in the assumed healthcare cost trend rates on the accumulated postretirement benefit obligation and the service and interest costs components of net periodic postretirement benefit costs. This benefit is not subject to healthcare inflation, therefore, there is no impact from a one percent increase or decrease in the trend rates.

NOTE 7. PREFERRED STOCK

Under its Certificate of Incorporation, the Company is authorized to issue preferred stock with a par value of $0.01 in an amount not to exceed 250,000 shares which may be divided into and issued in designated series, with dividend rates, rights of conversion, redemption, liquidation prices and other terms or conditions as determined by the Board of Directors. No preferred shares have been issued as of May 31, 2000. The Board of Directors has designated 50,000 of such shares as Series A Junior Participating Preferred Stock and has issued rights to acquire such shares, upon certain events, at an exercise price of $75 per one one-thousandth of a share, subject to adjustment. Under certain circumstances, the rights will entitle the holders thereof to receive, upon payment of the exercise price, in lieu of preferred shares, shares of common stock with a market value equal to twice the exercise price. The rights will expire on March 1, 2006 and may be redeemed prior to ten days after the acquisition by any person or group of 20% or more of the Company's common stock without the consent of the Company.

NOTE 8. STOCK DIVIDEND

On May 19, 2000, the Company paid a 10% stock dividend to shareholders of record on May 1, 2000. Fractional shares were cashed out and payments were made to shareholders in lieu of fractional shares on May 19, 2000. The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the stock dividend.

                            Page 31 in Annual Report

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 9. STOCK INCENTIVE PLANS

Under the Company's stock incentive plans, equity incentives may be granted to key employees and outside directors to purchase shares of Company stock. The Company's 1996 Stock Incentive Plan and 1996 Non-Executive Stock Incentive Plan (the Plans) are both administered by a Committee, appointed by the Board, which has complete discretion to determine participants and the terms and provisions of stock incentives, subject to the Plans. The Plans permit the Committee to make awards of a variety of stock incentives, including (but not limited to)
dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, phantom shares, stock appreciation rights and stock awards. All options awarded under the Plans have been at the prevailing market value at the time of issue or grant. All options granted have five-year or ten-year terms and become exercisable at the end of two or three years of continued employment. At May 31, 2000 and 1999, the Company had reserved a total of 1,565,758 and 1,762,684 shares, respectively, of common stock under the Company's 1996 Stock Incentive Plan, and a total of 1,725,717 and 2,020,924 shares, respectively, of common stock under the 1996 Non-Executive Stock Incentive Plan.

     The Company's Stock Incentive and Deferred Compensation Plan for Directors provides non-management directors with opportunities to defer the receipt of their retainer fees or to allocate their retainer fees to purchase shares of the Company. In general, the Plan sets a target ownership level for non-management directors. All options awarded under the Plan have been at the prevailing market price at the time of grant. A Committee, appointed by the Board, administers the Plan on behalf of the Company. At May 31, 2000 and 1999, the Company had reserved 78,910 and 85,380 shares, respectively, of common stock for this Plan.

     The Company applies APB No. 25 and related interpretations in accounting for its stock incentive plans. Under APB No. 25, because the exercise price of the Company's employee stock options is set at the prevailing market value, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2000, 1999 and 1998, respectively: risk-free interest rates of 5.7%, 5.5% and 5.7%; volatility factors of .28, .17 and .24; dividend yields of 0.6%, 0.7% and 0.9%; and weighted average expected lives of 6.7, 7.0 and 7.5 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Prior years' share data and earnings per share amounts have been adjusted to reflect the May 2000 stock dividend. The Company's pro forma information follows:

(In thousands, except per share data)             For the Fiscal Year Ended
                                           -------------------------------------
                                             May 31,       May 31,      May 31,
                                               2000          1999         1998
                                           -------------------------------------
Pro forma net income - Basic and Diluted... $12,216       $12,224      $10,771
Pro forma earnings per share - Basic....... $  0.95       $  0.94      $  0.82
Pro forma earnings per share - Diluted..... $  0.92       $  0.92      $  0.80


     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards made prior to fiscal year 1996, and additional awards are anticipated.

                            Page 32 in Annual Report

A summary of the Company's stock option activity and related information for the years ended May, 31, 2000, 1999 and 1998 follows:


                                          May 31, 2000            May 31, 1999            May 31, 1998
                                       -------------------     -------------------     -------------------
                                                  Weighted                Weighted                Weighted
                                                  Average                 Average                 Average
                                       Options    Exercise     Options    Exercise     Options    Exercise
                                        (000)     Price         (000)     Price         (000)     Price
                                       -------------------     -------------------     -------------------
Outstanding - beginning of year........  2,114    $15.20         2,471    $14.95         2,538    $14.38
Granted................................  1,100    $18.25           628    $15.93           392    $16.15
Exercised..............................   (498)   $15.19          (697)   $13.35          (301)   $10.95
Forfeited..............................   (130)   $20.93          (288)   $19.15          (158)   $14.14
                                       -------------------     -------------------     -------------------
Outstanding - end of year..............  2,586    $16.21         2,114    $15.20         2,471    $14.95
                                       ===================     ===================     ===================
Exercisable at end of year.............    874    $14.26         1,143    $15.02         1,210    $15.54
                                       ===================     ===================     ===================
Weighted average fair value of
  options granted during the year.....            $ 6.30                  $ 4.85                  $ 6.05
                                       ===================     ===================     ===================


The following table summarizes information about stock options outstanding at May 31, 2000:


                                     -----------------------------------------------------------------
                                            Options Outstanding                  Options Exercisable
                                     -----------------------------------------------------------------
                                                                        Weighted

                                                   Weighted   Average                       Weighted
Range of                              Number       Average    Remaining        Number       Average
Exercise                              Outstanding  Exercise   Contractual      Exercisable  Exercise
Prices                                  (000)      Price      Life              (000)       Price
------------------------------------------------------------------------------------------------------
$ 8.16 - $15.00......................    814       $13.80      2.96              743        $13.70
$15.06 - $16.14......................    693       $15.65      7.35               80        $15.77
$16.36 - $17.78......................    674       $17.68      8.73               11        $16.97
$17.84 - $28.72......................    405       $19.60      6.07               40        $20.73
                                     -----------------------------------------------------------------
                                       2,586       $16.21      6.13              874        $14.26
                                     =================================================================

             Morrison Management Specialists, Inc. and Subsidiaries

NOTE 10. CONTINGENCIES

At May 31, 2000, the Company was contingently liable for approximately $5.8 million in letters of credit, issued primarily in connection with its workers' compensation and casualty insurance programs.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of its business. In the opinion of Management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or financial position.

     Prior to the Distribution, the Company entered into an agreement with Morrison Fresh Cooking, Inc., a company also spun off in the Distribution, and MRI, which subsequently changed its name to Ruby Tuesday, Inc., providing for assumptions of liabilities and cross-indemnities. These agreements are designed to allocate generally, among the three companies, effective as of the Distribution date, financial responsibility for liabilities arising out of or in connection with business activities prior to the Distribution. No significant amounts were incurred under this agreement during fiscal year 2000 or 1999.

NOTE 11. SUBSEQUENT EVENT (UNAUDITED)

Subsequent to May 31, 2000, the Company entered into a strategic alliance with foodbuy.com, Inc., a purchasing services firm in the foodservice industry utilizing e-business technology. In addition, the Company made a minority investment in foodbuy.com, Inc. of approximately $3.0 million.

                            Page 33 in Annual Report

NOTE 12. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial results for the years ended May 31, 2000 and May 31, 1999 are summarized below. All quarters are composed of three months.


                                            First       Second      Third       Fourth
(In thousands, except per share data)       Quarter     Quarter     Quarter     Quarter     Total
-----------------------------------------------------------------------------------------------------
For the fiscal year ended May 31, 2000
Revenues................................... $93,983     $101,185    $115,024    $130,882    $441,074
=====================================================================================================
Gross profit*.............................. $15,031     $ 16,110    $ 15,425    $ 20,198    $ 66,764
=====================================================================================================
Income before income taxes................. $ 6,020     $  5,680    $  3,876    $  7,997    $ 23,573
Provision for federal and state
  income taxes.............................   2,375        2,232       1,546       3,158       9,311
                                           ----------------------------------------------------------
Net income................................. $ 3,645     $  3,448    $  2,330    $  4,839    $ 14,262
                                           ==========================================================
Earnings per share:**
    Basic.................................. $  0.28     $   0.26    $   0.19    $   0.37    $   1.10
    Diluted................................ $  0.27     $   0.26    $   0.18    $   0.36    $   1.07



For the fiscal year ended May 31, 1999
Revenues................................... $72,246     $ 77,833     $84,085     $90,804    $324,968
====================================================================================================
Gross profit*.............................. $11,597     $ 13,255     $13,771     $15,708    $ 54,331
====================================================================================================
Income before income taxes................. $ 5,255     $  5,620     $ 5,251     $ 6,071    $ 22,197
Provision for federal and state
  income taxes.............................   2,103        2,196       2,021       2,337       8,657
                                           ---------------------------------------------------------
Net income................................. $ 3,152     $  3,424     $ 3,230     $ 3,734    $ 13,540
                                           =========================================================
Earnings per share:**
    Basic.................................. $  0.24     $   0.25     $  0.26     $  0.29    $   1.04
    Diluted................................ $  0.24     $   0.25     $  0.24     $  0.29    $   1.02


*The Company defines gross profit as revenue less operating expenses. **Earnings per share amounts have been adjusted to reflect the May 2000 stock dividend.


                            Page 34 in Annual Report

                         REPORT OF INDEPENDENT AUDITORS

             Morrison Management Specialists, Inc. and Subsidiaries

Stockholders and Board of Directors
Morrison Management Specialists, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Morrison Management Specialists, Inc. and Subsidiaries (formerly Morrison Health Care, Inc.) as of May 31, 2000 and May 31, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morrison Management Specialists, Inc. and Subsidiaries at May 31, 2000 and May 31, 1999, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Atlanta, Georgia
June 22, 2000

                            Page 35 in Annual Report

                             SHAREOWNER INFORMATION

             Morrison Management Specialists, Inc. and Subsidiaries

COMMON STOCK MARKET PRICES AND DIVIDENDS
Morrison Management Specialists, Inc. common stock is publicly traded on the New York Stock Exchange (NYSE) under the ticker symbol MHI. The following table sets forth the reported high and low sales prices on the NYSE for each quarter during fiscal years 2000 and 1999.


                                    First       Second      Third       Fourth
                                    Quarter     Quarter     Quarter     Quarter
-------------------------------------------------------------------------------
2000 MARKET PRICE PER SHARE:
High............................... $23.409     $22.046     $22.841     $28.000
Low................................ $16.875     $16.364     $17.273     $19.205

1999 MARKET PRICE PER SHARE:
High............................... $18.068     $16.818     $18.295     $18.125
Low................................ $15.341     $14.545     $16.477     $15.909


Market price per share data has been adjusted to reflect the May 2000 stock dividend.

Cash dividends on the common stock of Morrison Management Specialists, Inc. were paid during each quarter of fiscal years 2000 and 1999 as follows:


                                    First       Second      Third       Fourth
                                    Quarter     Quarter     Quarter     Quarter     Total
-----------------------------------------------------------------------------------------
2000 cash dividends per share.......$0.040      $0.040      $0.040      $0.040      $0.160
1999 cash dividends per share.......$0.040      $0.040      $0.040      $0.040      $0.160

On June 28, 2000, the Company's Board of Directors declared a quarterly dividend of $0.04 per share, payable July 31, 2000, to 3,320 stockholders of record on July 14, 2000. Cash dividends per share of common stock have not been adjusted to reflect the May 2000 stock dividend.


TRANSFER AGENT, REGISTRAR, DIVIDEND           EXECUTIVE AND OPERATING OFFICES
DISBURSING AGENT AND DIVIDEND                 1955 Lake Park Drive, SE
REINVESTMENT PLAN ADMINISTRATOR               Suite 400
SunTrust Bank, Atlanta                        Smyrna, GA 30080
Mail Code 258                                 (770) 437-3300
PO Box 4625
Atlanta, GA 30302                             FORM 10-K INFORMATION
(800) 568-3476                                A copy of the Company's annual
                                              report on Form 10-K, excluding
DIVIDEND REINVESTMENT PLAN                    exhibits, filed with the Securities
For information contact the                   and Exchange Commission, will be
the Dividend Reinvestment Plan                furnished to any shareholder
Administrator or the Investor Relations       without charge upon written request
Department.                                   to the:

INDEPENDANT AUDITORS                          Investor Relations Department
Ernst & Young LLP                             1955 Lake Park Drive, SE, Suite 400
600 Peachtree Street                          Smyrna, GA  30080
Atlanta, GA  30308
                                              ANNUAL MEETING
LEGAL COUNSEL The Annual Meeting of  Shareholders  Powell,  Goldstein,  Frazer &
Murphy LLP will be held Wednesday,  191 Peachtree Street, NE September 27, 2000,
starting at Atlanta, GA 30303 1:00 p.m. EST at the:

                                              Georgia International Convention Center
                                              1902 Sullivan Road
                                              College Park, GA  30337

Morrison's Spice of Life(TM), The Spice Event (TM) , Advanced Culinary System(TM), Advanced Culinary Center(TM), ACC(TM), Strides for Life(TM), PhD (Pro-Health Dining)(R) and Resident Choice(TM) are trademarks or registered trademarks of Morrison Management Specialists, Inc. Clients for Life(R) is a registered trademark of Tenacity, Inc. All other trademarks identified in this Annual Report are the property of third parties.

                            Page 36 in Annual Report


                        DIRECTORS AND EXECUTIVE OFFICERS

                      Morrison Management Specialists, Inc.


THE BOARD OF DIRECTORS                        EXECUTIVE OFFICERS OF THE COMPANY

Glenn A. Davenport                            Glenn A. Davenport
Chairman and                                  Chairman and
Chief Executive Officer,                      Chief Executive Officer
Morrison Management Specialists, Inc.
                                              K. Wyatt Engwall
Claire L. Arnold (1,2,3)                      Chief Financial Officer
Chairman and Chief Executive                  and Assistant Secretary
Officer, Leapfrog Services Inc.;
Former Chief Executive                        John E. Fountain
Officer, NCC L.P.                             Vice President, General
                                              Counsel and Secretary

E. Eugene Bishop (1,2,3)
Former Chairman                               Jerry D. Underhill
and Chief Executive Officer,                  President, Morrison Healthcare
Morrison Restaurants Inc.                     Food Services

Fred L. Brown (1,2,3)                         Eugene D. Dolloff
Vice Chairman, BJC Health                     President, Morrison Senior Dining
System; Immediate Past Chairman,
American Hospital Association;                Gary L. Gaddy
Visiting Professor,                           Executive Vice President, Sales
George Washington University                  and Marketing

Michael F. Corbett (1,2,3)                    Richard C. Roberson
President, Michael F. Corbett &               Division Vice President,
Associates, LTD; Chairman and                 Morrison Healthcare Food Services
Executive Director of The
Outsourcing Research Council                  George T. Levins
Chairman of The Corbett Group                 Division Vice President,
                                              Morrison Healthcare Food Services

John B. McKinnon (1,2,3)
Former Dean, Babcock Graduate School
of Management, Wake Forest University;
Former President, Sara Lee Corporation

A. Robert Outlaw, Jr. (1,2,3)
Chairman  and Chief Executive
Officer, Marshall Biscuit Company

Dr. Benjamin F. Payton (1,2,3)
President, Tuskegee University


Committees of the Board
1. Compensation and Stock Option*
2. Audit*
3. Nominating*

*Comprised entirely of non-employee Board Members


                            Page 37 in Annual Report